As filed with the Securities and Exchange Commission on September 13, 2018.

Registration No. 333-227099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SVMK Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	80-0765058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Curiosity Way

San Mateo, California 94403

(650) 543-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alexander J. Lurie

Chief Executive Officer

SVMK Inc.

One Curiosity Way

San Mateo, California 94403

(650) 543-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katharine A. Martin, Esq. Rezwan D. Pavri, Esq. Lisa L. Stimmell, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Lora D. Blum, Esq. Adam M. Inglis, Esq. SVMK Inc. One Curiosity Way San Mateo, California 94403 (650) 543-8400	Tad J. Freese, Esq. Marc D. Jaffe, Esq. Brian D. Paulson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.00001 par value per share	15,525,000	$11.00	$170,775,000	$21,262

(1)	Includes an additional 2,025,000 shares of our common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $12,450 of this amount in connection with a prior filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated September 13, 2018.

Prospectus

13,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of SVMK Inc.

SVMK Inc. is offering shares of its common stock. This is our initial public offering, and no public market currently exists for our shares of common stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00 per share.

We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “SVMK”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

Salesforce Ventures LLC, an existing stockholder, has entered into an agreement with us pursuant to which it has agreed to purchase $40.0 million of our common stock in a private placement at a price per share equal to the initial public offering price. The shares purchased in the private placement will be subject to a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus. This transaction is contingent upon, and is scheduled to close immediately subsequent to, the closing of this offering.

See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses	$	$
(1)	See the section titled “Underwriting (Conflict of Interest)” beginning on page 174 of this prospectus for additional information regarding total underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See the section titled “Underwriters (Conflict of Interest)—Directed Share Program.”

We have granted the underwriters an option for a period of 30 days to purchase from us up to 2,025,000 additional shares of common stock at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2018.

J.P. Morgan	Allen & Company LLC	BofA Merrill Lynch

Credit Suisse	UBS Investment Bank	Wells Fargo Securities

SunTrust Robinson Humphrey	CODE Advisors	Foros	JMP Securities	LionTree

                , 2018

OUR MISSION To power curious individuals and organizations to measure, benchmark and act on the opinions that drive success

Through and including                , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “SurveyMonkey,” “the company,” “we,” “us” and “our” in this prospectus refer to SVMK Inc. and its consolidated subsidiaries.

Overview

We are a leading global provider of survey software products that enable organizations to engage with their key constituents, including their customers, employees and the markets they serve. Founded in 1999, SurveyMonkey changed the way people gather feedback by making it easy for anyone to create their own online surveys. Today, SurveyMonkey’s mission is to power curious individuals and organizations to measure, benchmark and act on the opinions that drive success. Our People Powered Data platform enables conversations at scale to deliver impactful customer, employee and market insights to our over 16 million active users globally.

Our widely adopted cloud-based SaaS platform helps individuals and organizations design and distribute surveys that generate an average of more than 20 million answered questions daily across more than 190 countries and territories. Every day our survey platform is used to collect and analyze feedback for a broad range of use cases, such as collecting Net Promoter Score®, or NPS®, data from customers, measuring employee engagement or conducting market research regarding the attributes of a future product offering. Our products drive actionable insights that allow organizations to solve mission-critical business problems, including enhancing customer experience and loyalty, increasing employee productivity and retention and optimizing product and marketing investments.

We believe the success of organizations large and small, for profit and non-profit, depends substantially on their ability to understand the expectations of, and respond effectively to, the feedback of their key constituents. The rise of the internet and the coming of age of the millennial generation have raised the bar for organizations to make informed decisions in the face of rapidly evolving business environments. Businesses that rely solely on intuition and anecdotal experience or traditional market research frequently struggle to anticipate and respond effectively to the evolving needs of their key constituents. Organizations have invested heavily in “Big Data” solutions, which are designed to collect and extract information that provides visibility into the observed behavior of key constituents. However, information from Big Data alone is often insufficient to inform decision making as it fails to capture the human voice. The human voice, captured at scale in real time and in a structured manner is what we refer to as People Powered Data. Big Data captures the “what,” People Powered Data captures the “why.” Understanding the “why” enables organizations to make better decisions that can drive optimal outcomes.

We build products that enable individuals and organizations of all sizes to collect and analyze People Powered Data. Our survey platform is powerful, flexible and easy-to-use, supported by a business model that fosters broad distribution. This has enabled us to democratize access for people to engage with their key constituents. Our survey platform leverages SurveyMonkey Genius, our proprietary, AI-based survey creation assistant, which uses insights extracted from our massive data set to guide and optimize survey creation. For organizations, we offer SurveyMonkey Enterprise, which extends our survey platform with enhanced capabilities, including managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications.

To serve the needs of more advanced users in organizations of all sizes and across all industries, we have developed purpose-built solutions to provide enhanced value across three key areas: customers, employees and the markets they serve. These purpose-built solutions incorporate specific workflows, benchmarking data and preconfigured analyses to enhance the value our customers can derive from our solutions.

We have a powerful, capital-efficient, self-serve business model that is fueled by the virality of our survey platform. We believe our brand is synonymous with high quality, easy-to-use products. A study we conducted in 2017 showed that 45% of business users who utilize online survey software consider SurveyMonkey to be their survey platform of choice, nearly double the second most recognized alternative, a lightweight tool, and nearly seven times the third-most recognized alternative, an enterprise feedback software application. The strength of our brand enables us to rapidly and cost-effectively acquire new users through organic online searches, paid online marketing and word-of-mouth referrals. Approximately 80% of our new individual paying users come to us directly through our website or organic online search. See “—Key Business Metric—Paying users” below for the definition of paying user. We augment our self-serve business with a highly targeted, direct selling effort that focuses on organizations of all sizes with an existing base of individual self-serve SurveyMonkey users. We use our proprietary, signal-based system, Customer 360, to analyze usage patterns within our customer base, identify high value opportunities and automatically provide leads to our sales team.

Since our founding, we have attracted an aggregate of over 60 million registered users to our survey platform. Of those registered users, over 16 million users were active within the past year and the remainder were inactive during this period. We have over 600,000 paying users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. See the section titled “Business—Our Customers” for definitions of active user and organizational domain. Based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, including small and medium businesses, multinational corporations, educational institutions, government agencies and non-profits.

We have a history of delivering revenue growth. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our revenue was $207.3 million, $218.8 million, $106.5 million and $121.2 million, respectively. For 2016 and 2017, our core revenue was $192.1 million and $214.0 million, respectively, representing year-over-year growth of 11.4%, and for the six months ended June 30, 2017 and 2018, our core revenue was $102.1 million and $121.2 million, respectively, representing period-over-period growth of 18.7%.

We have also delivered strong cash flow from operations. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, we generated cash flow from operations of $35.8 million, $45.0 million, $14.8 million and $22.0 million, respectively. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our free cash flow was $(4.9) million, $5.6 million, $(6.7) million and $11.8 million, respectively, which included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively, a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017.

We incurred net losses of $76.4 million, $24.0 million, $19.1 million and $27.2 million for 2016 and 2017, and for the six months ended June 30, 2017 and 2018, respectively, as we continue to invest in our business to capture our large market opportunity.

Core revenue and free cash flow are not financial measures under U.S. generally accepted accounting principles, or GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and

Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

Industry Background

The nature of engagement between organizations and their key constituents is changing

The nature of engagement between organizations and their key constituents is fundamentally changing by becoming more open, bi-directional and frequent. Internet-enabled business models, together with rapidly evolving societal changes have revolutionized constituent expectations for service, speed and experience. These constituents demand that organizations react to their feedback with action and their expectations are continually growing, driven by positive experiences with forward-thinking organizations that listen to their feedback and focus on their needs. Organizations that ignore, misinterpret or react too slowly to feedback risk falling behind the competition.

Organizations need constituent feedback to derive actionable insights for decision making

Big Data has been seen as a way to move business decisions away from being overly reliant on intuition and anecdotal experience. Data about the observed behavior of key constituents are now vital to how businesses run. However, Big Data alone is insufficient to optimize decision making. To make good decisions, organizations need to marry Big Data with People Powered Data so that organizations can see beyond basic trends and better understand the issues on which their key constituents are focused. People Powered Data, coupled with Big Data, can more effectively inform everything from investments to pricing decisions to resource allocations to marketing campaigns.

Employees are increasingly empowered to make decisions

Decision making within organizations has become increasingly decentralized. Employees throughout organizations are directly collecting and analyzing feedback, and the access to information enables more decisions to be made at more levels throughout the organization. This accelerates the operating speed of the organization and increases accountability for decision making at all levels. As this data set is aggregated, organizational leadership is also using these insights to improve organization-wide decision making.

The way technology is adopted, deployed and used is evolving

As organizations become more data-centric at all levels and employees become more empowered, the way technology is adopted, deployed and used is evolving. The initial adoption and purchase of technology within an organization is increasingly being driven by business users who seek the best tools for the job and prioritize products that are intuitive and easy-to-use, accessible to individuals with varying levels of technical sophistication, and conducive to collaboration within teams and across business lines. As technology is increasingly adopted organically within an organization, the IT department often takes notice and determines whether the organization should deploy it more broadly. IT departments require managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications as they build out suites of best-of-breed SaaS products to power their organizations.

Limitations of Traditional Approaches

Historically, because of the limitations associated with traditional methods of collecting and understanding feedback, many organizations relied on data that were inaccurate, incomplete or no longer relevant, or on their intuition and anecdotal experience. The traditional feedback channels include in-house and outsourced research, enterprise feedback software and lightweight digital tools. Each of these has limited the ability of organizations to garner actionable insights from constituents because it is susceptible to one or more of the following limitations:

Requires research expertise

Enterprise feedback software often requires significant expertise and specialized knowledge that business users do not possess. Business users are dependent upon internal or external research specialists to operate these systems. Dependency on specialized resources limits an organization’s ability to rapidly execute on multiple projects and reduces the number of projects an organization can undertake.

Low quality data

Certain data collection practices fail to yield quality insights because they are inherently susceptible to low quality results that can be inaccurate and misleading. Specific sources of inaccuracy include flawed methodology, low response rates and non-representative samples. Even when alternative tools have proper methodology, sufficiently high response rates and a representative sample set to generate meaningful data, they often have limited analytic capabilities, which inhibit the ability to derive actionable insights.

Tradeoff between functionality and usability

Other approaches typically involve a tradeoff between functionality and usability that limits their value to organizations. Enterprise-oriented products that offer functionality such as complex survey creation, sophisticated analytical capabilities and enterprise-grade security typically have a more limited deployment within the organization as they lack the ease-of-use to make them readily accessible to non-technical business users. By contrast, lightweight tools that are accessible to business users generally lack enterprise functionality, yield limited insights and often struggle to deal with complex, large-scale feedback-gathering demanded by organizations.

Expensive and slow

Enterprise software can require significant time and cost to install and deploy and often necessitates professional services for installation, deployment, training and ongoing operational support. The nature of these business models has resulted in usage-based pricing, often making it more difficult for customers to predict and manage costs.

Our Market Opportunity

We estimate the U.S. market opportunity for our People Powered Data platform to be approximately $25 billion, and our worldwide opportunity to be significantly larger. We calculate our U.S. market opportunity by multiplying the total number of U.S. knowledge workers, defined as management, professional and related occupations according to the U.S. Bureau of Labor Statistics, by our annual average revenue per paying user. For the six months ended June 30, 2018, 36% of our revenue was from customers outside of the United States. Further, Gartner estimates, in Gartner Market Databook, 2Q18 Update, 20 July 2018, that the United States will represent approximately 50% of total global software spend in 2018 (calculations performed by SurveyMonkey). Based on this, we believe that our aggregate global opportunity is significantly larger than our U.S. market opportunity.

We believe there is substantial third-party validation for our market opportunity. We address portions of three principal segments of existing software and market research spend: customer experience management, talent management software and market research. MarketsandMarkets estimates that approximately $6 billion was spent on customer experience management worldwide in 2017. Technavio estimates the global talent management software spend in 2018 at approximately $7 billion. Based on ESOMAR’s Global Market Research 2017 report, the market research industry in 2016 was $45 billion.

SurveyMonkey

SurveyMonkey is a leading global provider of survey software products.

Powering the Curious

Measure

We empower survey creators to measure constituent feedback. We have designed our products to optimize the quality of constituent feedback and maximize response rates.

Benchmark

We enable survey creators to analyze and benchmark the data they have collected. Our benchmarking capabilities allow our customers to assess constituent feedback accurately and compare themselves to industry, geographic and functional baselines as well as their own past performance and internal trends.

Act

We turn the voice of people into actionable data. Our products enable the filtering and comparing of data by cohort, geography, gender, time period, collection method and more. We help customers weave together data to form a narrative that answers the “why,” which enables them to better understand customer and employee attitudes, predict market appetite and identify meaningful opportunities more quickly.

How We Enable Our Customers

Survey Platform

We offer free basic access to our survey platform for individuals, the majority of whom use it for business purposes. Our basic offering gives users the ability to quickly create and deploy simple surveys. Individuals can upgrade to our paid subscription offerings, which include additional features and functionality such as more complex survey capabilities, an unlimited number of surveys, questions and responses, advanced analytics, branding control, 24/7 support and team collaboration. As surveys are being created, SurveyMonkey Genius guides the process.

SurveyMonkey Enterprise

While our products are accessible to individuals with varying levels of technical sophistication, the enterprise-grade version of our survey platform, SurveyMonkey Enterprise, provides enhanced capabilities, including managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications.

Purpose-Built Solutions

We have developed or acquired several purpose-built solutions that extend the power of our survey platform to enhance our value proposition to organizations across three key areas: customers, employees and the markets they serve.

Customers

SurveyMonkey CX: Our turn-key NPS solution that transforms customer feedback into actionable insights that drive improved decision making and business outcomes.

TechValidate: Our marketing content automation solution that gives users an efficient process to collect customer feedback at scale and then automatically convert it into powerful validated marketing content.

Employees

SurveyMonkey Engage: Our employee-focused solution tracks and measures employee experiences to help organizations attract and retain talent and pinpoint challenging areas before they become problems.

Markets

SurveyMonkey Audience: Our market-focused solution enables organizations to easily gain real-time feedback from millions of qualified panelists, powered by our proprietary panel of more than 1.4 million U.S. consumers and augmented by global partners to reach additional consumers in over 100 countries around the world.

Customer 360

Customer 360 is our proprietary, signal-based system fueled by our data science models that analyzes usage patterns and signals across our entire user base to identify opportunities to convert active users to paying users, upsell organizations to enterprise accounts, expand existing enterprise relationships and cross-sell purpose-built solutions.

Benefits of Our Products

Easy-to-use

We designed our survey platform for broad adoption within and across organizations for virtually any use case. We have revolutionized the feedback gathering process through ease-of-use, broad availability and a delightful user experience, while providing sophisticated analytics tools that provide in-depth feedback analysis to business users without requiring such users to have specialized knowledge or expertise.

Quality of data insights

Our products are used to deliver high-quality insights in real time. Cumulatively, approximately 47 billion questions have been answered on our survey platform which, when coupled with SurveyMonkey Genius, allows us to help survey creators craft their surveys with best practices in question writing and survey structure. Our brand recognition, intuitive user interface, and ease of use across web, mobile and other channels drive strong response rates and accelerate time to respond. Additionally, SurveyMonkey Audience offers survey creators the ability to target representative samples of respondents in the United States and in over 100 countries around the world. Automatically-generated reports and customizable charts can be shared broadly throughout an organization, enabling insightful data to be acted upon and driving more effective decision making.

Scalable, flexible and robust

We have developed a suite of products that are flexible across use cases and scalable across organizations of all sizes. While our survey platform is intuitive, easy-to-use and accessible without implementation, professional services or training, it is also designed to meet the requirements of the most stringent enterprises.

Rapid time to value and strong return on investment

Our intuitive products require minimal time to implement and deploy, empowering users to gain actionable insights quickly and while they are still relevant. Our products seamlessly integrate with software and application partners, such as Salesforce, Marketo, Oracle, Microsoft, Google and Slack, enabling users to distribute surveys across multiple channels to reach respondents wherever they are and to embed People Powered Data directly into their existing systems of record. Our products can be deployed without implementation, professional services or training. We offer user-based pricing for our survey platform, which gives organizations cost visibility and predictability.

Our Strengths

Trusted and established brand

We believe SurveyMonkey is a category-defining global brand. Our products are inherently viral; by sending surveys through our survey platform, our users build awareness on our behalf. We have enhanced the reach and strength of our brand through partnerships with major news organizations, including NBC News, CNBC, the New York Times, the Washington Post and Fortune, and specialized news sources, such as Axios, Vanity Fair and the Undefeated.

Massive user base

Since our founding, we have attracted an aggregate of over 60 million registered users to our survey platform. With over 16 million active users in more than 190 countries and territories, we believe we are the most widely used survey product globally. Additionally, we have paying users across more than 300,000 organizational domains, giving us a significant opportunity to convert many of these organizations to SurveyMonkey Enterprise customers.

Powerful business model

We have a powerful, capital-efficient, self-serve business model that is fueled by the virality of our platform. Due to our strong brand recognition, approximately 80% of our new individual paying users come to us directly through our website or organic online search. We operate with low variable costs, allowing us to support incremental users without incurring significant incremental costs. We have developed a proprietary, signal-based system, Customer 360, to analyze usage patterns within our customer base, identify high value opportunities and automatically provide leads to our sales team.

Extensive data set enhanced with AI

We believe that the insights generated from our extensive data set, coupled with our investments in AI and machine learning, have enabled us to create survey products that are better and easier to use. As more people use our survey platform, we collect additional responses which we use to strengthen our products, industry benchmarks and survey methodology.

Our Growth Strategy

Attract more users and customers

Our users are our best advocates. When users send surveys and collaborate with others to share results, they introduce SurveyMonkey to new potential users, driving viral growth. We further enhance the virality of our products by continually investing in new features and improvements to functionality that drive collaboration and engagement. We also plan to continue to grow our sales organization and invest in our marketing efforts, including user conferences, events and lead generation for our SurveyMonkey Enterprise and purpose-built solutions selling efforts.

Upsell and cross-sell within our existing customer and user base

Our base consists of over 600,000 paying users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. Our user base represents a large, embedded growth opportunity. Based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, which also creates an opportunity to significantly increase conversion from individual paid subscriptions to our enterprise offerings. We leverage our proprietary Customer 360 engine to identify opportunities to convert individual users to paying users and organizations where we have multiple individual relationships and usage patterns that indicate a high probability for conversion to our enterprise offerings. As we further penetrate organizations, we expand our cross-selling effort by focusing on purpose-built solutions.

Invest in international growth

In 2017, we generated 35% of our revenue from customers outside of the United States and we see significant opportunity for growth internationally. We are investing in marketing our self-serve products and increasing awareness of our brand to drive international growth. We are also developing a more localized product experience and expanding our international data center presence to improve user experience and website speed. In addition to increasing our marketing and product investments to accelerate growth, we plan to build a dedicated international sales team in Europe with the goal of leveraging Customer 360 to efficiently upsell and cross-sell SurveyMonkey Enterprise and our purpose-built solutions to our large international user base.

Develop new products and expand existing features, functionality and interoperability

We are building new products and enhancing the features and functionality of our existing products. Recent examples include purpose-built solutions, such as SurveyMonkey CX and SurveyMonkey Engage, and additional response collection methods, such as SurveyMonkey Anywhere, our offline data collection mode, and data collection via QR code.

We extend the scale and reach of our survey platform via integrations with third-party applications, and we intend to further integrate our products with our customers’ key systems of record to enhance our value proposition and create additional selling opportunities.

Selectively pursue acquisitions

We have a strong track record of driving growth and delivering value through the successful integration of acquisitions. We believe our large user base, extensive data set, integration capabilities and products provide opportunities for us to drive value-added growth through acquisitions in key areas such as product, market and geographic expansion.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our business depends on our ability to retain and upgrade customers, and any decline in renewals or upgrades could adversely affect our business, results of operations and financial condition.

•	Our revenue growth rate has fluctuated in recent periods and may slow in the future.

•

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our customer and user base, our market share and our ability to attract and retain employees.

•	One of our marketing strategies is to offer a limited free version of our product on a self-serve basis, and we may not be able to realize the benefits of this strategy.

•	If we are unable to continue to increase adoption of our products through our self-serve model, our business, results of operations and financial condition may be adversely affected.

•

As a substantial portion of our sales efforts are increasingly targeted at winning SurveyMonkey Enterprise customers, our sales cycle may become lengthier and more expensive, we may encounter greater pricing pressure and our customers may be displeased with our customer support, all of which could harm our business and results of operations.

•	We may not succeed in building a significant and effective salesforce, and we may fail to manage our sales channels effectively.

•	Any significant disruption in service or security on our websites or in our systems could result in a loss of users, damage to our reputation and harm to our business.

•	We may not timely and effectively scale and adapt our existing technology and network infrastructure to rapid technological changes, enhance our existing products or develop new products.

•	Our industry is intensely competitive, and competitors may succeed in reducing our sales.

•	We have substantial indebtedness and lease obligations, which reduce our capability to withstand adverse developments or business conditions.

•

Upon completion of this offering and the concurrent private placement, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately 56% of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website (www.surveymonkey.com), press releases, public conference calls and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in Delaware in October 2011 as SurveyMonkey Inc. in connection with the reorganization of SM Holdco LLC, and we changed our name to SVMK Inc. in March 2013. SM Holdco LLC was formed in Delaware in February 2009 in connection with its acquisition of SurveyMonkey.com LLC, an Oregon LLC, and an investment by Spectrum Equity and Bain Capital Ventures in April 2009. The SurveyMonkey business was founded by Ryan Finley in 1999 in Madison, Wisconsin and he subsequently formed SurveyMonkey.com LLC in Oregon in 2004. Our principal executive offices are located at One Curiosity Way, San Mateo, California 94403, and our telephone number is (650) 543-8400. Our website address is www.surveymonkey.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

SurveyMonkey, the SurveyMonkey logo, the Goldie logo, People Powered Data, SVMK and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of SurveyMonkey Inc., our wholly-owned subsidiary. Net Promoter Score and NPS are registered trademarks of Bain & Company, Inc., Fred Reichheld and Satmetrix Systems, Inc., and other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

See the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	13,500,000 shares

Option to purchase additional shares of common stock from us	2,025,000 shares

Common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, Salesforce Ventures LLC, an existing stockholder, will purchase from us in a private placement $40.0 million of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be 4,000,000 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement; however, we will pay a placement agent fee to members of the underwriting syndicate for this offering. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to Salesforce Ventures LLC will not be registered in this offering and will be subject to a market standoff agreement with us and lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus. See the section titled “Shares Eligible for Future Sale—Lock-Up Agreements and Market Standoff Provisions” for additional information regarding such restrictions. We refer to the private placement of these shares of our common stock as the concurrent private placement.

Common stock to be outstanding immediately after this offering and the concurrent private placement	121,391,268 shares (123,416,268 shares, if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering and the concurrent private placement will be approximately $157.6 million (or approximately $176.4 million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us.

We intend to use the proceeds from this offering and the concurrent private placement, net of underwriting discounts and commissions and expenses payable by us, to (i) repay $100 million of the outstanding indebtedness under our credit facilities and (ii) pay certain income tax withholding and remittance obligations of approximately $14.4 million (for which we will withhold shares) related to the settlement of 3,594,405 restricted stock units, or RSUs, for which we expect the liquidity event-related performance vesting condition, or the Performance Vesting Condition, to be satisfied upon effectiveness of this offering, and for which the service condition has been satisfied as of June 30, 2018, or the RSU Settlement. This amount is based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Proposed trading symbol	“SVMK”

Conflict of interest	Affiliates of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, underwriters in this offering, will receive at least 5% of the net proceeds of this offering in connection with the repayment of $100 million of our outstanding indebtedness under our credit facilities. See the section titled “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. Allen & Company LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act.

The number of shares of our common stock that will be outstanding immediately after this offering and the concurrent private placement is based on 103,891,268 shares of our common stock outstanding as of June 30, 2018 (which includes 2,156,643 shares of common stock representing the net number of shares that we will deliver to certain holders of RSUs upon the effectiveness of this offering in connection with the RSU Settlement), and excludes:

•

17,011,811 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of June 30, 2018, with a weighted average exercise price of $14.46 per share;

•

6,839,513 shares of our common stock issuable upon the vesting of RSUs that were outstanding as of June 30, 2018 where the service-based vesting condition and Performance Vesting Condition are not met;

•	661,771 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2018;

•	1,390,753 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were granted after June 30, 2018, with an exercise price of $13.65 per share; and

•	16,560,053 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	9,394,744 shares of our common stock to be reserved for future issuance under our 2018 Equity Incentive Plan, or our 2018 Plan, which will become effective prior to the completion of this offering;

•

4,491,865 shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, or our 2011 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2018 Plan upon its effectiveness; and

•	2,673,444 shares of our common stock to be reserved for future issuance under our 2018 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2018 Plan and ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2018 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the issuance of 4,000,000 shares of our common stock to Salesforce Ventures LLC, an existing stockholder, upon the closing of the concurrent private placement immediately subsequent to the closing of this offering, based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	no exercise of outstanding stock options or the settlement of outstanding RSUs subsequent to June 30, 2018; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2017 and 2018, and the consolidated balance sheet data as of June 30, 2018, have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited summary consolidated financial data set forth below on a basis consistent with our audited annual consolidated financial statements, included elsewhere in this prospectus, and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of our results of operations to be expected for the remainder of 2018 or any future period. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except per share amounts)	2016	2017	2017	2018
Revenue	$207,295	$218,773	$106,452	$121,187
Cost of revenue(1)(2)	67,755	62,679	30,842	35,754

Gross profit	139,540	156,094	75,610	85,433

Operating expenses:
Research and development(1)	37,985	53,660	24,980	34,232
Sales and marketing(1)(2)	73,970	73,511	36,913	37,300
General and administrative(1)	36,832	47,940	24,129	26,418
Restructuring(1)	25,256	1,785	145	33

Total operating expenses	174,043	176,896	86,167	97,983

Loss from operations	(34,503)	(20,802)	(10,557)	(12,550)

Interest expense	32,893	26,865	13,316	14,685

Other non-operating income (expense), net	(4,250)	7,610	7,176	351

Loss before income taxes	(71,646)	(40,057)	(16,697)	(26,884)

Provision for (benefit from) income taxes	4,704	(16,047)	2,400	296

Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)

Net loss per share, basic and diluted	$(0.77)	$(0.24)	$(0.19)	$(0.27)

Weighted-average shares used in computing basic and diluted net loss per share	98,539	100,244	99,787	101,419
Pro forma net loss per share, basic and diluted(3)		$(0.24)		$(0.26)

Weighted-average shares used in computing pro forma basic and diluted net loss per share (unaudited)(3)		101,126		103,264

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Cost of revenue	$4,114	$2,503	$1,236	$1,304
Research and development	5,756	9,918	4,266	6,413
Sales and marketing	8,712	8,069	5,300	1,915
General and administrative	12,301	14,496	7,139	7,660
Restructuring	2,074	—	—	—

Stock-based compensation, net of amounts capitalized	$32,957	$34,986	$17,941	$17,292

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Cost of revenue	$4,505	$2,040	$1,064	$976
Sales and marketing	4,267	2,421	1,213	1,208

Amortization of acquired intangible assets	$8,772	$4,461	$2,277	$2,184

(3)

See Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma net loss per common share.

Consolidated Balance Sheet Data

	As of June 30, 2018
(in thousands)	Actual	Pro Forma(1)(2)
Cash and cash equivalents	$43,391	$86,563
Working capital(3)	26,273	69,445
Total deferred revenue(4)	99,559	99,559
Financing obligation on leased facility	92,682	92,682
Total debt, net	317,304	217,304
Total stockholders’ equity	27,609	170,781

(1)

The pro forma column in the balance sheet data table above gives effect to: (i) the sale and issuance by us of 17,500,000 shares of our common stock in this offering and the concurrent private placement, based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement, (ii) stock-based compensation expense of $80.9 million, associated with the RSU Settlement, as if the offering was completed as of June 30, 2018, (iii) payment of approximately $14.4 million to satisfy certain income tax withholding and remittance obligations related to the RSU Settlement based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (iv) the repayment of $100 million of the outstanding indebtedness under our credit facilities.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, (a) the amount of our pro forma cash and cash equivalents, working capital, total assets and total stockholders’ equity by $12.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us and (b) the amount we would be required to pay to satisfy certain income tax withholding and remittance obligations related to the RSU Settlement by $1.4 million. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents, working capital, total assets and total stockholders’ equity by $9.3 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

(3)	Working capital is calculated as current assets less current liabilities, excluding deferred revenue.
(4)	Includes $99.3 million of short-term deferred revenue and $0.3 million of long-term deferred revenue (included in other non-current liabilities).

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Net cash provided by operating activities	$35,842	$45,026	$14,765	$22,031
Net cash used in investing activities	(46,903)	(32,345)	(13,461)	(9,277)
Net cash provided by (used in) financing activities	614	(614)	2,088	(4,540)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(10,447)	$12,058	$3,392	$8,214

Key Business Metric

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we review the following key business metric:

	As of December 31,		As of June 30,
(in thousands)	2016	2017	2017	2018
Paying users	575	606	598	616

Paying users

We define a paying user as an individual customer of our survey platform or form-based application, a seat within a SurveyMonkey Enterprise deployment or a subscription to one of our purpose-built solutions. One person would count as multiple paying users if the person had more than one paid license at the end of the period. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, we would count that person as two paying users.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric” for additional information.

Non-GAAP Financial Measures

We believe that, in addition to our results determined in accordance with GAAP, core revenue, average revenue per paying user, free cash flow and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations and financial condition.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except ARPU)	2016	2017	2017	2018
Core revenue	$192,056	$213,984	$102,062	$121,187
Average revenue per paying user (ARPU)	349	362	351	400
Free cash flow	(4,895)	5,579	(6,718)	11,755
Adjusted EBITDA	64,721	61,882	31,060	28,427

Core revenue

We define core revenue as revenue from our survey platform, form-based application and purpose-built solutions, excluding the non-self-serve portion of our SurveyMonkey Audience solution, which we generally ceased offering at the end of the second quarter of 2017.

Average revenue per paying user

We define average revenue per paying user, or ARPU, as core revenue divided by the average number of paying users during the period. For interim periods, we use annualized core revenue which is calculated by dividing the core revenue for the period by the number of days in that period and multiplying this value by 365 days. We calculate the average number of paying users by adding the number of paying users as of the end of the prior period to the number of paying users as of the end of the current period, and then dividing by two.

Free cash flow

We define free cash flow as net cash provided by operating activities less purchases of property and equipment, net of tenant improvement reimbursements, and capitalized internal-use software. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our free cash flow included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively, a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017.

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding interest expense, provision for (benefit from) income taxes, depreciation and amortization, other non-operating expenses (income), net, stock-based compensation and restructuring, financing and acquisition-related costs.

Core revenue, ARPU, free cash flow and adjusted EBITDA are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our business depends on our ability to retain and upgrade customers, and any decline in renewals or upgrades could adversely affect our business, results of operations and financial condition.

Our business depends upon our ability to maintain and expand our relationships with our users. Customers can choose between monthly or annual subscriptions, and customers are not obligated to and may not renew their paid subscriptions after their existing plans expire. As a result, we cannot assure that customers will renew their paid plans utilizing the same tier of our products and solutions or upgrade to our premium products or solutions. Renewals of paid plans may decline or fluctuate because of several factors, such as dissatisfaction with our products, solutions or support, a user no longer having a need for our products or the perception that competitive products are better or less expensive options. As our customer base continues to grow, even if our customer retention rates remain the same on a percentage basis, the absolute number of customers we lose each month will increase. We must continually add new customers to replace customers whose accounts are cancelled or terminated and to grow our business beyond our current user base, which may involve significantly higher marketing expenses than we currently anticipate.

We invest in new features and improvements to our product functionality as well as targeted marketing campaigns to drive conversion of unpaid users to paying users. Individual users often bring us into their organization for business purposes, and from there we seek to establish an organizational relationship through the deployment of SurveyMonkey Enterprise. As we scale within organizations, we seek to further grow the business relationship by cross-selling purpose-built solutions. If our customers fail to renew or cancel their subscriptions, or if we fail to upgrade our customers to higher tier individual subscriptions or to SurveyMonkey Enterprise, our business, results of operation and financial condition may be harmed. Although it is important to our business that our customers renew their subscriptions after their existing plans expire and that we expand our commercial relationships with our customers, given the volume of our customers, we do not track the retention rates of our individual active users. However, we do track dollar-based net retention rate information on an aggregate basis.

Additionally, many of our users initially register to use our free basic survey product. We strive to demonstrate the value of our products to our registered users, thereby encouraging them to convert to paying users through end-of-survey marketing. Since our founding, we have attracted an aggregate of over 60 million registered users, of which over 600,000 are currently paying users. The actual number of unique users may be lower than we report as one person could count as multiple registered users, active users or paying users. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, we would count that person as two paying users. As a result, we may have fewer unique users that we may be able to convert, upsell or cross-sell. Our inability to determine the number of our unique users is a limitation in the data that we measure and may adversely affect our understanding of certain aspects of our business and make it more challenging to manage our business. A majority of our registered users may never convert to a paying user, and if we are unable to convert free users to paying users, our business, results of operations and financial condition could suffer.

In the event that we are unable to attract and retain customers, convert unpaid users to customers, and develop and expand relationships with organizational customers, our business, results of operations and financial condition may be adversely affected.

Our revenue growth rate has fluctuated in recent periods and may slow in the future.

We have a history of delivering revenue growth and positive cash flow from operations. However, our rates of revenue growth have slowed and fluctuated, and may continue to slow in the future. Many factors may contribute to declines in our growth rates, including higher market penetration, increased competition, slowing demand for our survey platform, a failure by us to continue capitalizing on growth opportunities and the maturation of our business, among others. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our growth rates decline, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our customer and user base, our market share and our ability to attract and retain employees.

We have developed a strong and trusted brand that we believe has contributed significantly to the success of our business. We believe that enhancing and maintaining awareness of the SurveyMonkey brand in a cost-effective manner is critical to our goal of achieving widespread acceptance of our existing and future products, attracting new customers and attracting and retaining top talent. Furthermore, we receive a high degree of media coverage around the world and we believe that the importance of brand recognition will increase as competition in our industry increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing and media partnership efforts and the effectiveness and affordability of our products for our target customer demographic. Such brand promotion activities may not yield increased revenue and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Unfavorable publicity regarding, for example, our privacy practices, terms of service, service quality, litigation, regulatory activity or the perception of inaccurate poll data from properly or improperly drafted surveys by third parties using our survey platform, the actions of our partners and customers or the actions of other companies that provide similar products and solutions to us, could adversely affect our reputation, brand, the size and engagement of our user base and our ability to attract and retain users. If we fail to promote and maintain our brand successfully, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose our existing customers to our competitors or be unable to attract new customers or employees, which could harm our business, results of operations and financial condition.

One of our marketing strategies is to offer a limited free version of our product on a self-serve basis, and we may not be able to realize the benefits of this strategy.

We offer a free basic survey product in order to promote our brand, build awareness and fuel the virality of our survey platform. Most users never convert from our free basic version to a paid version of our product. Our marketing strategy also depends in part on persuading users who use the free version of our product to become a paying user, either as an individual or to convince organizational decision makers to purchase and deploy SurveyMonkey Enterprise. To the extent that these users do not become, or lead others to become, paying users, we will not realize the intended benefits of this marketing strategy, and our business, results of operations and financial condition may be harmed.

If we are unable to continue to increase adoption of our products through our self-serve model, our business, results of operations and financial condition may be adversely affected.

Historically, our business model has been driven by organic adoption and viral growth, particularly from conversion of our free users to paid, with approximately 80% of our new individual paying users coming to us directly through our website or organic online search. We are currently expanding our salesforce, which has historically been limited. Although we believe our business model can continue to scale without a significantly larger salesforce, our self-serve model may not continue to be as effective as we anticipate, which may impede our future growth.

As a substantial portion of our sales efforts are increasingly targeted at winning SurveyMonkey Enterprise customers, our sales cycle may become lengthier and more expensive, we may encounter greater pricing pressure and our customers may be displeased with our customer support, all of which could harm our business and results of operations.

As a substantial portion of our sales efforts are increasingly targeted at prospective customers for SurveyMonkey Enterprise, we face greater costs, longer sales cycles and less predictability in the completion of some of our sales. In this market, the customer’s decision to use our products may be an enterprise-wide decision, in which case these types of sales require us to provide greater levels of customer education to familiarize these customers regarding the uses, features and benefits of our products and purpose-built solutions, as well as education regarding security and governance, privacy and data protection laws and regulations, especially for those customers in more heavily-regulated industries. In addition, larger enterprises may demand more support services and features, which puts additional pressure on our support and success organizations to satisfy the increased support required for our customers. Further, as we continue to grow our operations and support our global user base, we need to be able to continue to provide efficient customer support that meets our customers’ needs globally at scale. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional survey platform resources to paying users in order to familiarize these new customers with our value proposition, or require us to hire additional support personnel, which could increase our costs and sales cycle and divert our own sales and professional services resources to a smaller number of larger customers. We rely on Customer 360, our proprietary, signal-based system fueled by our data science models, to identify and target prospective customers, but there is no guarantee that this system will correctly identify the correct opportunities. These significant expenditures in time and money may not result in a sale. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of our products and solutions to our customers. If a customer is not satisfied with the quality or interoperability of our products and solutions with their own IT environment, we could incur additional costs to address the situation, which could adversely affect our margins. Moreover, any customer dissatisfaction with our products and solutions, or a failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could damage our ability to encourage broader adoption of our products by that customer and positive recommendations to other potential users. In addition, any negative publicity resulting from such situations, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

We may not succeed in building a significant and effective salesforce, and we may fail to manage our sales channels effectively.

While a growing portion of our revenue in recent periods has been derived from our sales efforts, we are investing in building and developing a larger and more robust salesforce, particularly internationally, where our brand is less well known, but we may not be as successful as we anticipate. Our limited experience selling directly to small, medium and large organizations through our salesforce may impede our future growth. Further, our ability to manage a larger direct salesforce is uncertain. Identifying and recruiting additional qualified sales personnel and training them requires significant time, expense and attention. In addition, many organizations undertake a significant evaluation and negotiation process, which can lengthen our sales cycle, and some organizations demand more specialized features on our survey platform. We may spend substantial time, effort and money on sales efforts without any assurance that our efforts will produce any sales. As a result, our sales efforts may lead to greater unpredictability in our business, results of operations and financial condition.

Additionally, we have global partners who broaden the scope of our SurveyMonkey Audience solution by providing access to additional panelists in over 100 countries around the world. Our partners are generally in nonexclusive agreements with us, are not subject to minimum obligations and may be terminated at any time without cause. If we fail to manage our sales efforts successfully or they otherwise fail to perform as we anticipate, it could reduce our sales and increase our expenses, as well as weaken our competitive position.

Any significant disruption in service or security on our websites or in our systems could result in a loss of users, damage to our reputation and harm to our business.

Our brand, reputation and ability to attract and retain users and customers depend in part upon the reliable performance of our network infrastructure, websites, other systems and those of third-party service providers. We have experienced, and may in the future experience, interruptions in these systems, including server failures that temporarily impair or disable the performance of our websites due to a variety of factors, such as infrastructure changes, human or software errors, capacity constraints and denial of service or fraud or security attacks. In some instances, we may not be able to rectify or even identify the cause or causes of these site performance problems within an acceptable period of time. As our solutions become more complex and our user traffic increases, we expect that it will become increasingly challenging to maintain and improve the performance of our products and solutions, especially during peak usage times. If our products are unavailable to users or fail to function as quickly as users expect, it could result in reduced customer satisfaction and reduced attractiveness of our survey platform to customers. This in turn could lead to decreased sales to new customers, harm our ability to retain existing customers and the issuance of service credits or refunds, any of which could hurt our business, results of operations and financial condition.

We expect to continue to make significant investments to build new products and enhance the features and functionality of our existing products and solutions. To the extent that we do not effectively address capacity constraints, upgrade our systems and data centers as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. Further, even if we are able to upgrade our systems, any such expansion will be expensive and complex, requiring management time and attention. Additionally, problems with the reliability or security of our systems, including unauthorized access to or improper use of the information of our users, could harm our reputation and negatively affect our business. Affected users could also initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to rapid technological changes, enhance our existing products and solutions or develop new products.

The industry in which we compete is characterized by rapid technological change and frequent introductions of new products and solutions, as well as changing customer needs, requirements and preferences. Our ability to grow our user base and increase revenue from existing customers will depend heavily on our ability to enhance the features and functionality of our products and solutions, introduce new products and solutions, anticipate and respond effectively to these changes on a timely basis and interoperate across an increasing range of devices, operating systems and third-party applications. The success of our products depends on our continued investment in our research and development organization to increase the accessibility, ease-of-use and interoperability of our existing solutions and the development of features and functionality that users may require.

The introduction of new products and solutions by competitors or the development of entirely new technologies to replace existing offerings could make our survey platform and other solutions obsolete or adversely affect our business, results of operations and financial condition. We may experience difficulties with software development, design or marketing that could delay or prevent our development, introduction or implementation of our product experiences, features or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and we cannot assure you that new product experiences, features or capabilities will be released according to schedule. If users do not widely adopt our survey platform or purchase our products and services, we may not be able to realize a return on our investment. If we do not accurately anticipate user demand or we are unable to develop, license or acquire new features and capabilities on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, it could result in adverse publicity, loss of revenue or market acceptance or claims by users brought against us, each of which could have a material and adverse effect on our reputation, business, results of operations and financial condition.

If our security measures are compromised, or if our websites are subject to attacks that degrade or deny the ability of users and respondents to access our products, or if our customer or respondent data are compromised, users may curtail or stop use of our survey platform.

Our products collect, process, store, share, disclose and use customers’ and respondents’ information and communications, some of which may be private. We also work with third-party vendors to process credit card payments by our customers and are thus subject to payment card association operating rules, and rely on the availability of our third-party payment processors. We are vulnerable to software bugs, computer viruses, break-ins, phishing attacks, employee errors or malfeasance, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or confidential information. It is virtually impossible for us to entirely mitigate the risk of breaches of our survey platform or other security incidents affecting our products, internal systems, networks or data. In addition, the functionality of our products may be disrupted by third parties, including disgruntled employees, former employees or contractors. The security measures we use internally, and have integrated into our products, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect against certain attacks. If we experience compromises to our security that result in site performance or availability problems, the complete shutdown of our websites or the actual or perceived loss or unauthorized disclosure or use of confidential information, such as credit card information, personal health information, trade secrets or other proprietary information, our users may be harmed or lose trust and confidence in us and choose to decrease the use of our products, which would cause us to suffer reputational and financial harm.

In addition, we may be subject to regulatory investigations or litigation in connection with a security breach or related issues, and we could also be liable to third parties for these types of breaches. Such litigation, regulatory investigations and our technical activities intended to prevent future security breaches are likely to require additional management resources and expenditures. If our security measures fail to protect this information adequately or we fail to comply with other rules and regulations, such as the Health Insurance Portability and Accountability Act, the General Data Protection Regulation, or GDPR, the EU-U.S. and Swiss-U.S. Privacy Shield Framework and Principles or applicable credit card association operating rules, we could be liable to both our users for their losses, as well as the vendors under our agreements with them, we could be subject to fines and higher transaction fees, we could face regulatory action, and our users and vendors could end their relationships with us, any of which could harm our business, results of operations and financial condition.

Our internal systems are exposed to the same cybersecurity risks and consequences of a breach as our customers and other enterprises. However, since our business is focused on providing reliably secure products to our customers, we believe that an actual or perceived breach of, or security incident affecting, our internal networks, systems or data could be especially detrimental to our reputation, customer confidence in our products and solutions and our business.

Our industry is intensely competitive, and competitors may succeed in reducing our sales.

Our products face intense competition from many different companies, including but not limited to:

•	other online survey providers, such as Google;

•	licensed enterprise feedback software, such as Qualtrics and Medallia; and

•	full service market research firms.

These competitors vary in size, and many have significantly greater financial, marketing and product development resources than we have, larger sales and marketing budgets and resources, broader distribution or established relationships or lower labor and research and development costs. We also compete with offline methods of information collection, such as pen-and-paper surveys, forms and applications and telephone surveys, and less-automated methods such as email. Our competitors may devote greater resources and time on developing and testing products and solutions, undertake more extensive marketing campaigns and partnerships, adopt more aggressive pricing policies or otherwise develop more commercially successful products and solutions than we do. Our competitors may have preexisting relationships which required significant upfront investment by the customer, and these customers may prefer to continue existing and established relationships rather than adopt our survey platform. We cannot assure that we will be able to increase or maintain the large user base that we currently enjoy.

There are relatively low barriers to entry into our business. As a result, we are likely to face additional and intense competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer products that provide significant performance, price, speed, creative or other advantages over those offered by us, and this could have an adverse effect on our business. We also operate in a highly fragmented market, and consolidation of our competitors or customers may also adversely affect our business. In addition, historically, our business has enjoyed relatively high margins and growth, which may attract new competition into our markets, including competition from companies employing alternate business models. Loss of existing or future market share to new competitors and increased price competition could substantially harm our business, results of operations and financial condition.

Our business, results of operations and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•	our ability to attract new users to our survey platform;

•	our ability to convert users of our free basic survey product to paying users;

•	our ability to retain paying users;

•	our ability to maintain and improve our products;

•	shifts in the way customers, respondents and users access our websites and products from personal computers to mobile devices;

•	the effectiveness of our marketing campaigns, including old strategies that may cease to be effective and the failure of new efforts;

•	disruptions or outages in the availability of our websites or products, actual or perceived breaches of privacy and compromises of our customer or respondent data;

•	changes in our pricing policies or those of our competitors;

•	our ability to increase sales of our products and solutions to new customers and expand sales of additional products and solutions to our existing customers;

•	the size and seasonal variability of our customers’ research and marketing and budgets;

•	the extent to which existing customers renew their agreements with us and the timing and terms of those renewals;

•	general industry, market and macroeconomic conditions;

•	the timing and cost of investing in our technology infrastructure, product initiatives, facilities and international expansion may be greater than we anticipate;

•	our needs related to facilities and data centers may change over time and vary from our original forecasts, and the value of the property that we lease or own may fluctuate;

•	expenses related to hiring, incentivizing and retaining employees;

•	the timing and costs of expanding our sales organization and delays or inability in achieving expected productivity;

•	the timing of certain expenditures, including capital expenditures;

•	the entrance of new competitors in our market whether by established companies or the entrance of new companies;

•	currency exchange rate fluctuations;

•	our ability to integrate acquisitions and realize the expected benefit of such acquisitions in a timely manner or at all;

•	changes in the price of our subscription plans; and

•	changing tax laws and regulations.

Our historical operating results may not be indicative of our future operating results. As our revenue growth rate has slowed, the cyclicality and seasonality in our business have become more pronounced, and we expect that to continue. This has, and will, cause our operating results to fluctuate. Further, our customers were required to renew their subscriptions at a higher price point in 2017 in connection with our changes to our individual user plans. If we do not continue to increase the price of our subscription plans in the future, or if we lose customers as a result of price increases, our revenue could be adversely affected. In addition, global economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn in any particular region in which we do business or globally could result in reductions in sales of our products, decreased renewals of existing arrangements and other adverse effects that could harm our business, results of operations and financial condition.

We have substantial indebtedness and lease obligations, which reduce our capability to withstand adverse developments or business conditions.

We have incurred substantial indebtedness, and as of June 30, 2018, our total aggregate indebtedness was approximately $322.0 million of principal outstanding. We intend to use the net proceeds from this offering and the concurrent private placement to repay $100 million of the outstanding indebtedness under our credit facilities. We also have, and will continue to have, significant lease obligations. As of June 30, 2018, our total aggregate obligations under our long-term operating and financing leases was $138.6 million. Our payments on our outstanding indebtedness and lease obligations are significant in relation to our revenue and cash flow, which exposes us to significant risk in the event of downturns in our businesses (whether through competitive pressures or otherwise), our industry or the economy generally, since our cash flows would decrease but our required payments under our indebtedness and lease obligations would not. Economic downturns may impact our ability to comply with the covenants and restrictions in our credit facilities and agreements governing our other indebtedness and lease obligations and may impact our ability to pay or refinance our indebtedness or lease obligations as they come due, which would adversely affect our business, results of operations and financial condition.

Our overall leverage and the terms of our financing arrangements could also:

•	make it more difficult for us to satisfy obligations under our outstanding indebtedness;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to adapt to changing market conditions;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•

require us to dedicate a significant portion of our cash flow from operations to paying the principal and interest on our indebtedness, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and in our industry generally; and

•	place us at a competitive disadvantage compared with competitors that have a less significant debt burden.

We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.

We may be required to delay recognition of revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:

•	the transaction involves both current products and products that are under development;

•	the customer requires significant modifications, configurations or complex interfaces that could delay delivery or acceptance of our products;

•	the transaction involves acceptance criteria or other terms that may delay revenue recognition; or

•	the transaction involves performance milestones or payment terms that depend upon contingencies.

Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide access to our survey platform or other products. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more customers may require extended payment terms, shorter term contracts or alternative licensing arrangements that could reduce the amount of revenue we recognize upon delivery of our other products and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Our results of operations may not immediately reflect downturns or upturns in sales because we recognize revenue from our users over the term of their paid subscriptions with us.

We recognize revenue from paid subscriptions to our products and solutions over the terms of the subscription period. Paying users can choose between monthly or annual subscriptions, and customers of

SurveyMonkey Enterprise make a minimum one-year subscription commitment and are increasingly purchasing multi-year subscriptions. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. As a result, a large portion of our revenue for each quarter reflects deferred revenue from paid subscriptions entered into during previous quarters, and downturns or upturns in subscription sales, or renewals and potential changes in our pricing policies may not be reflected in our results of operations until later periods. Our paid subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as paid subscription revenue from new users is recognized over the applicable subscription term.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

The scope and complexity of our business have also increased significantly. The growth and expansion of our business creates significant challenges for our management, operational and financial resources. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial and management processes and systems and to effectively expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products and solutions. This could negatively affect our business performance.

We continue to experience growth in our headcount and operations, which will continue to place significant demands on our management and our operational and financial infrastructure. As of June 30, 2018, approximately 30% of our employees had been with us for less than one year and approximately 20% for more than one year but less than two years. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. We face significant competition for talent from other internet, software and high-growth companies, which include both publicly traded and privately-held companies. The risks of over-hiring, especially given overall macroeconomic risks, or over-compensating employees and the challenges of integrating a growing employee base into our corporate culture are exacerbated by our international expansion. Additionally, because of our growth, we have expanded our operating and financing lease obligations and purchase commitments, which have increased our expenses. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business, results of operations and financial condition could be adversely affected.

Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and solutions could suffer, which could negatively affect our brand, results of operations and overall business. Further, we have made changes in the past, and will likely make changes in the future, to our products that our customers may not like, find useful or agree with. We may also decide to discontinue certain features, products or solutions or charge for certain features, products or solutions that are currently free or increase fees for any of our features, products or solutions. If users are unhappy with these changes, they may decrease their usage of our products or stop using them generally, and in the past we have experienced a decrease in our number of paying users as a result of pricing changes. In addition, they may choose to take other types of action against us, such as organizing petitions or boycotts focused on our company, our website or our products and services, filing claims with the government or other regulatory bodies or filing lawsuits against us. Any of these actions could negatively impact our growth and brand, which would harm our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

We have worked to develop a strong culture around our team, which we refer to as the troop, and which is built on four key pillars of celebrating curiosity, maintaining a collaborative and inclusive work environment, focusing on individual well-being and seeking to positively influence our industry and community. We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve both in the United States and internationally, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Moreover, liquidity available to our employee securityholders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively.

Our future success depends, in part, on our ability to continue to identify, hire, integrate, develop, motivate and retain top talent, including senior management, engineers, designers, product managers, sales representatives and customer support representatives. Our ability to execute efficiently is dependent upon contributions from all of our employees, in particular our senior management team. As we continue to grow, we cannot guarantee we will continue to attract or retain the personnel we need to maintain our competitive position. In addition to hiring new employees, we must continue to focus on retaining our best talent. Competition for these resources, particularly for engineers, is intense, and competition for the facilities to house our employees is also intense, especially in the San Francisco Bay Area where our headquarters is located. We may need to invest significant amounts of cash and equity for new and existing employees and we may never realize returns on these investments, and we also are investing heavily in our facilities. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed. The loss of one or more of our key employees, and any failure to have in place and execute an effective succession plan for key executives, could seriously harm our business. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us. Additionally, if our senior management team, including any new hires that we may make, fails to work together effectively and to execute on our plans and strategies on a timely basis, our business could be harmed.

In addition, our future also depends on the continued contributions of our senior management team and other key personnel, each of whom would be difficult to replace. Although we have entered into employment agreements or offer letters with our key employees, these agreements have no specific duration and constitute at-will employment, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business, results of operations and financial condition could be harmed.

Our products and solutions and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our products and solutions and internal systems rely on software that is highly technical and complex. In addition, our products and solutions and internal systems depend on the ability of our software to store, retrieve, process and manage immense amounts of data. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software may only be discovered after the code has been released for external or internal use. Errors or other design defects within our software may result in a negative experience for our users, delay product introductions or enhancements or result in measurement or other errors. We also rely on third-party software that may contain errors or bugs. Any actual or perceived errors, failures, vulnerabilities, bugs or defects discovered in our software or third-party software we use could result in damage to our reputation, cause a reduction in revenue or delay in market acceptance of our products, require us to issue refunds to our customers or expose us to claims for damages, cause us to lose existing users or make it more difficult to attract new users, divert our development resources or require us to make extensive changes to our survey platform, any of which could adversely affect our business, results of operations and financial condition. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations and financial condition. Moreover, the harm to our reputation and legal liability related to such errors or defects may be substantial and could harm our business.

We depend on our infrastructure and third-party data centers, and any disruption in the operation of these facilities or failure to renew the services could impair the delivery of our products and solutions and adversely affect our business.

We currently deploy our products and solutions and serve all of our users using a combination of our own custom-built infrastructure that we lease and operate in co-location facilities and third-party data center services such as Amazon Web Services. While we typically control and have access to the servers we operate in co-location facilities and the components of our custom-built infrastructure that are located in those co-location facilities, we control neither the operation of these facilities nor our third-party service providers. Furthermore, we have no physical access or control over the services provided by Amazon Web Services. Consequently, we may be subject to service disruptions as well as failures to provide adequate services for reasons that are outside our direct control.

Data center leases and agreements with the providers of data center services expire at various times. The owners of these data centers and providers of these data center services may have no obligation to renew their agreements with us on commercially reasonable terms or at all. Problems faced by data centers, with our third-party data center service providers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party data center operators could decide to close their facilities or cease providing services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. In addition, these facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, power loss, telecommunication failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any damage to, or failure of, our systems generally, or those of the third-party providers, could result in interruptions in use of our products that may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their services with us and adversely affect our ability to attract new customers and retain existing customers.

If the data centers and service providers that we use are unable to keep up with our growing needs for capacity, or if we are unable to renew our agreements with data centers and service providers on commercially reasonable terms, we may be required to transfer servers or content to new data centers or engage new service providers, and we may incur significant costs and possible service interruption in connection with doing so. In addition, if we do not accurately plan for our data center capacity requirements and we experience significant strains on our data center capacity, we may experience delays and additional expenses in arranging new data centers, and our users could experience service outages that may subject us to financial liabilities, result in customer losses and harm our business. Any changes in third-party service levels at data centers or any real or perceived errors, defects, disruptions or other performance problems with our products and solutions could harm our reputation and may result in damage to, or loss or compromise of, our users’ content. Interruptions in our products and solutions might, among other things, reduce our revenue, cause us to issue refunds to users, subject us to potential liability, harm our reputation or our ability to retain customers.

We collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, process, store, share, disclose and use information from and about our customers, respondents and users, including personal information and other data. There are numerous laws around the world regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use and security of personal information and other data from and about our customers, respondents and users. The scope of these laws is changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules.

We strive to comply with applicable laws, policies and legal obligations relating to privacy and data protection and are subject to the terms of our privacy policies and privacy-related obligations to third parties. However, these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Data privacy and security are active areas, and new laws and regulations are likely to be enacted.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers, respondents, users or other third parties, our data disclosure and consent obligations or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups, competitors, the media or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as customers, partners, vendors or developers, violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take member or customer data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business. Additionally, our compliance with the laws of one jurisdiction may be in contravention to laws or regulations that we are subject to in other jurisdictions

In addition, there has been increased uncertainty around the legality of various mechanisms for personal data transfers from the European Union to the United States, which may have a significant impact on the transfer of data from the European Union to U.S. companies, including us. For example, we may have to require some of our vendors who process personal data to take on additional privacy and security obligations, and some may refuse, causing us to incur potential disruption and expense related to our business processes. If our policies and practices, or those of our vendors, are, or are perceived to be, insufficient or if our users and customers have concerns regarding the transfer of data from the European Union to the United States, we could be subject to enforcement actions or investigations by the Federal Trade Commission, individual EU Data Protection Authorities or lawsuits by private parties, use of our products could decline and our business could be negatively impacted. There is also uncertainty as to whether the certain legal mechanisms for the lawful transfer of data from the European Union to the United States will withstand legal challenges. If the mechanisms on which we rely for the transfer of data are found to be invalid, our business would be substantially impacted, as key agreements may need to be renegotiated, customers may lose confidence in our ability to transfer data legally from the European Union to the United States and we may be subject to enforcement actions or investigations by the Federal Trade Commission or EU Data Protection Authorities.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our products to our customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulation and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use and security of personal and other information by companies offering an online service like our survey platform and other solutions have recently come under increased public scrutiny.

For example, the European Union has enacted GDPR, which became effective in May 2018. GDPR requires greater compliance efforts for companies with users and operations in the European Union and provides for fines of up to the greater of €20,000,000 or 4% of global annual revenue for noncompliance.

In the United States, the federal government and many state governments have reviewed and are reviewing the need for greater regulation of the collection, processing, storage, sharing, disclosure, use and security of information concerning consumer behavior with respect to online services, including regulations aimed at restricting certain targeted advertising practices and collection and use of data from mobile devices. This review may result in new laws or the promulgation of new regulations or guidelines. For example, the State of California and other states have passed laws relating to disclosure of companies’ practices with regard to Do-Not-Track signals from internet browsers, the ability to delete information of minors and new data breach notification requirements. California has also adopted privacy guidelines with respect to mobile applications and recently enacted legislation, the California Consumer Privacy Act, or CCPA, that will, among other things, require covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information, when it goes into effect on January 1, 2020. Legislators have stated that they intend to propose amendments to the CCPA before it goes into effect, and it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. We cannot yet predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

In June 2016, the United Kingdom voted to leave the European Union, commonly referred to as “Brexit,” which could also lead to further legislative and regulatory changes. In March 2017, the United Kingdom began the process to leave the EU by April 2019. A Data Protection Bill that substantially implements GDPR has been enacted, effective in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated.

Outside the European Union and the United States, a number of countries have adopted or are considering privacy laws and regulations that may result in greater compliance efforts. In addition, government agencies and regulators have reviewed, are reviewing and will continue to review the personal data practices of certain online companies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our products, our business could be harmed.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, survey platform, solutions, features or our privacy policies. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly gather and use data from data subjects and help our customers collect and analyze data from survey respondents. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry standards or practices regarding the storage, use or disclosure of data our customers or respondents share with us, or regarding the manner in which the express or implied consent of consumers for such collection, analysis and disclosure is obtained. Such changes may require us to modify our survey platform, features and other products, possibly in a material manner, and may limit our ability to develop new products, solutions and features that make use of the data that we collect.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding privacy, data protection, data security, data retention and consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), human resource services, employment and labor laws, workplace safety, intellectual property and the provision of online payment services, including credit card processing, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, federal securities laws and tax regulations, which are continuously evolving and developing. The scope and interpretation of the laws and other obligations that are or may be applicable to us, our vendors or partners or certain groups of our users are often uncertain and may be conflicting, particularly laws and other obligations outside of the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the advertisements posted or the content provided by users.

In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, content regulation, cybersecurity, government access to personal information and other matters that may be applicable to our business. Compliance with these laws may require substantial investment or may provide technical challenges for our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows, evolves and an increasing portion of our business shifts to mobile and our solutions are used in a greater number of countries and additional groups, we will become subject to laws and regulations in additional jurisdictions. Users of our site and our solutions could also abuse or misuse our survey platform and other products in ways that violate laws or cause damage to our business. It is difficult to predict how existing laws will be applied to our business and whether we will become subject to new laws or legal obligations that will impact our business.

If we are not able to comply with these laws or other legal obligations, or if we or our vendors or users become liable under these laws or legal obligations, or if our products or services are suspended or blocked, we could be directly harmed, and we may be forced to implement new measures to reduce exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, results of operations and financial condition. We could also be subject to investigations, enforcement actions and sanctions, mandatory changes to our products and solutions, disgorgement of profits, fines and damages, civil and criminal penalties or injunctions, claims for damages, termination of contracts and loss of intellectual property rights. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, results of operations and financial condition.

We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We are subject to U.S. export controls and sanctions regulations that prohibit the shipment or provision of certain products and solutions to certain countries, governments and persons targeted by U.S. sanctions. While we take precautions to prevent our products and services from being exported or used in violation of these laws, including implementing IP address blocking, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions regulations. In March 2018, we discovered that three of our paying users were located in Crimea and had avoided our screening measures by incorrectly identifying their location. Although these accounts have been cancelled, this use of platform was likely in violation of U.S. sanctions regulations. In June 2018, we filed a Voluntary Self-Disclosure with the Office of Foreign Assets Control, or OFAC, concerning these potential violations. In July 2018, we received a cautionary letter from OFAC stating that it would not pursue any penalties at this time. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users’ ability to access our survey platform in those countries. Changes in our products, or future changes in export and import regulations, may prevent our users with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell subscriptions to our products to, existing or potential users with international operations. Any decreased use of our survey platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA, U.K. Bribery Act and similar applicable anti-bribery and anti-corruption laws also prohibit our third-party business partners, representatives and agents from engaging in corruption and bribery. We may be held liable for the acts of our third-party business partners, representatives and agents. To that end, in addition to our own salesforce, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, drop in stock price or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, results of operations and financial condition.

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We derive a portion of our revenue from customers located outside of the United States and we have significant operations outside of the United States, including engineering, sales and customer support. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities.

Our international operations are subject to risks in addition to those our domestic operations face, including:

•	potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

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requirements of foreign laws and other governmental controls, including privacy, data protection and transfer, trade and labor restrictions and related laws that reduce the flexibility of our business operations;

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the FCPA, U.K. Bribery Act and other anti-corruption laws and regulations;

•	restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States;

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fluctuations in currency exchange rates, economic instability and inflationary conditions could reduce our customers’ ability to obtain financing for software products and solutions or that could make our survey platform and solutions more expensive or could increase our costs of doing business in certain countries;

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limitations on future growth or inability to maintain current levels of revenue from international sales if we do not invest sufficiently in our international operations, or execute properly on such investments;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing, managing and operating our international operations, including difficulties related to administering our equity incentive plan in some foreign countries;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	costs and delays associated with developing software and providing support in multiple languages; and

•	political unrest, war or terrorism, or regional natural disasters, particularly in areas in which we have facilities.

The level of corporate tax from sales to our non-U.S. customers is generally less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

We conduct our business in over 190 countries and territories around the world and a significant portion of our transactions outside of the United States are denominated in foreign currencies. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency, and accept payment from customers in currencies other than the U.S. dollar. Since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates and any increase in the value of the U.S. dollar against these foreign currencies could cause our revenue to decline relative to our costs, thereby decreasing our operating margins. Further, we do not currently maintain a program to hedge exposures to non-U.S. dollar currencies. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on our profitability and hinder our ability to predict our future results and earnings. For example, because we recognize revenue over time, exchange rate fluctuations at one point in time may have a negative impact in future quarters. There can be no assurance that we will be successful in managing our exposure to currency exchange rate risks, which may adversely affect our business, results of operations and financial condition. Additionally, because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. From time to time, we may enter into foreign currency derivative contracts to reduce the risk that our cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. During 2016 and 2017 and the six months ended June 30, 2017 and 2018, we did not have any derivative financial instruments.

Expansion into international markets is important for our growth, and as we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Continuing to expand our business to attract users in countries other than the United States is a critical element of our business strategy. An important part of targeting international markets is increasing our brand awareness and developing offerings that are localized and customized for the users in those markets. We have a limited operating history as a company outside of the United States. We expect to continue to devote significant resources to international expansion through acquisitions and partnerships, the establishment of additional offices and increasing our foreign language offerings. Our ability to expand our business and to attract talented employees and users in an increasing number of international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems and commercial infrastructures. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including but not limited to risks associated with recruiting and retaining talented and capable management and employees in foreign countries; challenges caused by distance, time zone, language and cultural differences; developing and customizing products and solutions that appeal to the tastes and preferences of users in international markets; competition from local survey providers with significant market share in those markets and with a better understanding of user preferences; reliance on third parties and partnerships to provide product support and services that we do not resource directly outside of the United States, such as panelists for SurveyMonkey Audience; protecting and enforcing our intellectual property rights; the inability to extend proprietary rights in our brand, content or technology into new jurisdictions; compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content; credit risk and higher levels of payment fraud; currency exchange rate fluctuations; protectionist laws and business practices that favor local businesses in some countries; foreign tax consequences; foreign exchange controls or U.S. tax restrictions that might restrict or prevent us from repatriating income earned in countries outside of the United States; political, economic and social instability; higher costs associated with doing business internationally; export or import regulations; and trade and tariff restrictions.

Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain and the distraction of our senior management team could harm our business, results of operation and financial condition.

We derive, and expect to continue to derive, a substantial majority of our revenue from a limited number of software products.

We derive, and expect to continue to derive, a substantial majority of our revenue from our paid individual and enterprise subscription offerings to our survey platform. As such, the market acceptance of our survey platform is critical to our success. Demand for subscription access to our survey platform and for our other products and solutions is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our survey platform by customers for existing and new use cases, the timing of development and release of new products, solutions, features and functionality that are lower cost alternatives introduced by us or our competitors, technological changes and developments within the markets we serve and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our survey platform, our business, results of operations and financial condition could be harmed.

If internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, use and engagement by users could decline.

We depend in part on various internet search engines to direct a significant portion of our traffic to our website. Similarly, we depend on providers of mobile application “store fronts” to allow users to locate and download our mobile applications that enable our product. Our ability to maintain the number of visitors directed to our website and users of our survey platform is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search engine results page ranking than ours, or internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our new user growth or in ways that make it harder for our users to use our website, if we fail to successfully manage changes in SEO and social media traffic or if our competitors’ SEO efforts are more successful than ours, overall growth in our user base could slow, user engagement could decrease and we could lose existing users. These modifications may be prompted by search engine companies entering the online survey market or aligning with competitors. Additionally, our competitors may adopt search engine marketing tactics such as bidding on our terms in order to drive up our costs. This could make it more expensive to acquire new customers using our current marketing methods. Our website has experienced fluctuations in search engine results page rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites would harm our business, results of operations and financial condition.

Our business depends on continued and unimpeded access to the internet and mobile networks by us and our users on personal computers and mobile devices.

Our survey platform and solutions depend on the ability of our customers, respondents and users to access our products through their personal computers and mobile devices. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products, which would, in turn, negatively impact our business. In addition, internet or network access could be disrupted by other third parties. Further, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet and mobile networks, including laws limiting internet neutrality, could decrease the demand for our paid subscription offerings or the usage of our survey platform and increase our cost of doing business.

If we are unable to effectively operate on mobile devices, our business could be adversely affected.

Our customers and respondents are increasingly accessing our products on mobile devices. We are devoting valuable resources to solutions related to monetization of mobile usage, and cannot assure you that these solutions will be successful. If the mobile solutions we have developed do not meet the needs of current prospective customers or respondents, or if our solutions are difficult to access, they may reduce their usage of our products or cease using our products altogether and our business could suffer. Additionally, we are dependent on the interoperability of our products with popular mobile operating systems, networks and standards that we do not control, such as Android and iOS operating systems, and any changes in such systems and terms of service that degrade our solutions’ functionality or give preferential treatment to competitive products could adversely affect traffic and monetization on mobile devices. We may not be successful in maintaining and developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards. Each manufacturer or distributor may establish unique technical standards for its devices, and our products may not work or be easily accessible or viewable on these devices as a result. Some manufacturers may also elect not to include our products on their devices, or we may have difficulty preparing or loading our applications in app stores. As new devices and products are continually being released, it is difficult to predict the challenges we may encounter in developing versions of our solutions for use on these alternative devices. If we are unable to successfully implement monetization strategies for our solutions on mobile devices, or if these strategies are not as successful as our offerings for personal computers or if we incur excessive expenses in this effort, our business, results of operations and financial condition would be negatively affected.

If we are unable to successfully implement monetization strategies for our solutions on mobile devices, or these strategies are not as successful as our offerings for personal computers, or if we incur excessive expenses in this effort, our financial performance and ability to grow revenue would be negatively affected.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, databases, domain names and patents as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States. We also have a practice of entering into confidentiality and invention assignment agreements with our employees and contractors, and often enter into confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. In addition, from time to time we make our technology available to others under license agreements, including open source license agreements. However, these contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information, infringement of our intellectual property rights or deter independent development of similar or competing technologies by others and may not provide an adequate remedy in the event of such misappropriation or infringement.

Obtaining and maintaining effective intellectual property rights is expensive, including the costs of defending our rights. We are seeking to protect certain of our intellectual property rights through filing applications for copyrights, trademarks, patents and domain names in a number of jurisdictions, a process that is expensive and may not be successful in all jurisdictions. Even where we have such rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every location. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States and in many locations outside of the United States. We have already and may, over time, increase our investment in protecting innovations through investments in patents and similar rights, and this process is expensive and time-consuming.

Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our “SurveyMonkey” brand and other valuable trademarks and service marks.

In addition, we have chosen to make certain of our technology available under open source licenses that allow others to use the technology without payment to us. While we hope to benefit from these activities by having access to others’ useful technology under open source licenses, there is no assurance that we will receive the business benefits we expect.

If we fail to maintain, protect and enhance our intellectual property rights, our business, results of operations and financial condition may be harmed and the market price of our common stock could decline.

We have relationships with third parties to provide, develop and create applications that integrate with our products, and our business could be harmed if we are not able to continue these relationships.

We use software and services licensed and procured from third parties to develop and offer our survey platform and other products. We may need to obtain future licenses and services from third parties to use intellectual property and technology associated with the development of our products, which might not be available to us on acceptable terms or at all. Any loss of the right to use any software or services required for the development and maintenance of our products could result in delays in the provision of our products until equivalent technology is either developed by us or, if available from others, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software or services could result in errors or a failure of our products, which could harm our business, results of operations and financial condition.

We also depend on our ecosystem of developers to create applications that will integrate with our survey platform. We offer prebuilt integrations, data portability and single sign-on identity with applications, such as those offered by Salesforce, Marketo, Oracle, Microsoft, Google and Slack, as well as open APIs and configurable integrations. Approximately 17,000 apps have been created using our APIs including applications in sales and marketing, productivity and collaboration, social and communications and analytics. Our competitors may be effective in providing incentives to third parties to favor their survey platform, or to prevent or reduce subscriptions to our survey platform. Our reliance on this ecosystem of developers creates certain business risks relating to the quality of the applications built using our application programming interface, including product interruptions of our survey platform from these applications, lack of product support for these applications, our reputation being harmed if the applications do not function as intended and possession of intellectual property rights associated with these applications. We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our brand, reputation, business, results of operations and financial condition.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenue.

Our use of open source software could negatively affect our ability to offer and sell subscriptions to our products and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. The terms of many open source licenses have not been interpreted by United States or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. These licenses may require us to offer our products that incorporate such open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. We may face claims from others claiming ownership of open source software or patents related to that software, rights to our intellectual property or breach of open source license terms, including a demand for release of material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, which could be costly to defend, require us to purchase a costly license, require us to establish additional specific open source compliance procedures, or require us to devote additional research and development resources to remove open source elements from or otherwise change our solutions, any of which would have a negative effect on our business and results of operations. In addition, if we were to combine our own software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of some software that would be valuable to keep as a trade secret and/or not make available for use by others. Any of the foregoing could disrupt and harm our business, results of operations and financial condition.

We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy, security, labor and employment, consumer protection and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. We may also face allegations or litigation related to our acquisitions, securities issuances or our business practices, including public disclosures about our business. Litigation and regulatory proceedings, and particularly the patent infringement and class action matters we could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or require us to stop offering certain features, all of which could negatively impact our user and revenue growth. We may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business.

The results of regulatory proceedings, litigation, claims and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, results of operations, financial condition and the market price of our common stock.

The intended tax efficiency of our corporate structure and intercompany arrangements depend on the interpretation and application of the tax laws of various jurisdictions and on how we operate our business, and changes to our effective tax rate could adversely impact our results.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to optimize business efficiency as well as reduce our worldwide effective tax rate. The tax laws of various jurisdictions, including the United States and the other jurisdictions in which we operate, are subject to change, and their application to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or for transfer pricing on intercompany arrangements, or they may make a determination that the manner in which we operate results in our business not achieving the intended tax consequences. This could increase our worldwide effective tax rate and harm our results of operations and financial condition. Our effective tax rate could be adversely affected by several other factors, many of which are outside of our control, such as: increases in expenses that are not deductible for tax purposes, the tax effects of restructuring charges or purchase accounting for acquisitions, increases in withholding taxes, changes related to our ability to ultimately realize future benefits attributed to our deferred tax assets, including those related to other-than-temporary impairment, and a change in our decision to indefinitely reinvest foreign earnings. Further, we periodically undergo review and audit by both domestic and foreign tax authorities and expect such actions to continue in the future. Any adverse outcome of such a review or audit could have a negative effect on our results of operations and financial condition.

The enactment of legislation implementing changes in the U.S. taxation of international business activities, the adoption of other tax reform policies or changes in tax legislation or policies in jurisdictions outside of the United States could materially impact our results of operations and financial condition.

Changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings and adversely impact our effective tax rate. On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, became law, and significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates and the taxation of foreign earnings, imposes significant additional limitations on the deductibility of interest and the use of net operating losses generated in tax years beginning after December 31, 2017, allows for the immediate expensing of certain capital expenditures and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact the Tax Act may have on our business. The Tax Act could have adverse impacts on our business, cash flows, results of operations or financial condition. Due to the expanding scale of our international business activities, any changes in the U.S. or international taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations and financial condition.

Our operating results may be harmed if we are required to collect sales or other related taxes on subscriptions to our products in jurisdictions where we have not historically done so.

We collect sales, use, value-added and other transaction taxes as part of our subscription agreements in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, value added or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, value added or other taxes on our products could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from utilizing our products or otherwise harm our business, results of operations and financial condition.

We have a history of net losses, we anticipate increasing expenses in the future and we may not be able to achieve or maintain profitability.

We have incurred net losses on an annual basis since our reincorporation. We incurred net losses of approximately $76.4 million, $24.0 million, $19.1 million and $27.2 million during 2016 and 2017 and the six months ended June 30, 2017 and 2018, respectively, and we had an accumulated deficit of approximately $204.8 million as of June 30, 2018. In addition, we have granted RSUs which will vest upon the satisfaction of both a service condition and a Performance Vesting Condition, which we expect to be satisfied upon the effectiveness of this offering. As of June 30, 2018, no stock-based compensation expense had been recognized for these RSUs because the Performance Vesting Condition was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense. If this offering had been completed by June 30, 2018, we would have recorded $80.9 million of cumulative stock-based compensation expense related to these RSUs on that date. Following the completion of this offering, the stock-based compensation expense related to these RSUs and other outstanding equity awards may have a negative impact on our ability to achieve profitability on a GAAP basis. As we strive to grow our business, we expect expenses to increase in the near term, particularly as we continue to make investments to scale our business. For example, we are actively investing in our sales team, and we will need an increasing amount of technical infrastructure to continue to satisfy the needs of our user base. We also expect our research and development expenses to increase as we plan to continue to hire employees for our engineering, product and design teams to support these efforts. In addition, we will incur additional general and administrative expenses to support both our growth as well as our transition to being a publicly traded company. These investments may not result in increased revenue or growth in our business. We may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may result in increased costs. Furthermore, it is difficult to predict the size and growth rate of our market, user demand for our survey platform, the entry of competitive survey platforms or other products or the success of existing competitive products and solutions. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our revenue sufficiently to keep pace with our investments and other expenses, our business, results of operations and financial condition would be adversely affected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2017, we had $102.4 million of federal and $48.1 million of state net operating loss carryforwards available to reduce future taxable income, which have begun to expire in 2018. As of December 31, 2017, we had federal research and development credits of $5.9 million which will begin to expire in 2032; state research and development credits of $5.8 million which will carryforward indefinitely; and foreign research and development credits of $0.5 million which will begin to expire in 2026. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Based on analysis performed, we have concluded that approximately $37 million of net operating loss carryforwards from companies we have previously acquired are subject to limitation under Section 382 of the Code. At this time, for our non-acquired net operating losses, we have not completed a study to assess whether an ownership change under Section 382 of the Code has occurred, or whether there have been multiple ownership changes since our formation. We may have experienced various ownership changes, as defined by the Code, as a result of past financing transactions (or other activities), and we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. Accordingly, our ability to utilize the aforementioned carryforwards may be limited.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches and terrorism.

Our systems are vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack or incident of mass violence, which could result in lengthy interruptions in the use of our products. In particular, our U.S. headquarters, certain of the facilities we lease to house our computer and telecommunications equipment and some of the data centers we utilize are located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the Internet or the economy as a whole. Even with our disaster recovery arrangements, use of our products could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products and solutions to our users would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, results of operations, financial condition and reputation would be harmed.

We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, results of operations and financial condition that may result from interruptions in our product use as a result of system failures.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features, products and solutions, or enhance our existing survey platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we have engaged and may continue to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Acquisitions and investments could result in operating difficulties, dilution and other harmful consequences that may adversely impact our business, results of operations and financial condition.

In the past, we have acquired a number of companies including MarketTools (Zoomerang), Fluidware and TechValidate, and we may in the future make acquisitions to add employees, complementary companies, products, solutions, technologies or revenue. These transactions could be material to our results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business or technology has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	loss of key employees of the acquired company and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	integration of the acquired company’s accounting, human resource and other administrative systems, and coordination of product, engineering and sales and marketing function;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology or realize our intended business strategy;

•	failure to find commercial success with the products or services of the acquired company;

•	difficulty of transitioning the acquired technology onto our existing survey platforms and maintaining the security standards for such technology consistent with our other products and solutions;

•	failure to successfully onboard customers or maintain brand quality of acquired companies;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	failure to generate the expected financial results related to an acquisition on a timely manner or at all; and

•	failure to accurately forecast the impact of an acquisition transaction.

These risks or other problems encountered in connection with our acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and adversely affect our business generally. For example, following our acquisition of Renzu in May 2015, we subsequently determined that its mobile measurement and analytics product line was not a strategic fit and we implemented a plan to wind down the operations.

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or write-offs of goodwill, any of which could harm our financial condition. In addition, any acquisitions we announce could be viewed negatively by users, marketers, developers, partners or investors.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have not chosen to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to deferred commissions, stock-based compensation and business combination and valuation of goodwill and acquired intangible assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

The tracking of certain of our user metrics is done with internal tools and is not independently verified. Certain of our user metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain user metrics with internal tools, which are not independently verified by any third party. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our user metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithm or other technical errors, the data we report may not be accurate. For example, we track the number of individual users and organizational domains but cannot determine the number of unique users or unique organizations in which we have paying customers with certainty, and our inability to determine the number of our unique users and unique organizations in which we have paying customers may adversely affect our understanding of certain aspects of our business and make it more challenging to manage our business. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer-term strategies. Additionally, regulatory changes could affect requirements related to data we track related to our metrics, and those changes could impact how we continue to measure and compare data over time. If our performance metrics are not accurate representations of our business, if we discover material inaccuracies in our metrics or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed and our business, results of operations and financial condition could be adversely affected, causing our stock price to decline.

Certain of our market opportunity estimates, growth forecasts and key business metrics included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. We also rely on assumptions and estimates to calculate certain of our key business metrics, such as paying users. We regularly review and may adjust our processes for calculating our key business metrics to improve their accuracy. Our key business metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations and financial condition would be harmed.

We previously identified a material weakness in our internal control over financial reporting. Although we believe that this material weakness has since been addressed, we may identify material weaknesses in the future which may cause us to be unable to accurately or timely report our financial condition or results of operations.

In connection with the audits of our 2016 and 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under our build-to-suit lease arrangements for our current corporate headquarters, we incurred tenant improvement costs which were reimbursed by the landlord. We had recorded the reimbursements as cash flows from investing activities; however, these reimbursements should have been recorded as cash flows from financing activities. The error resulted from a material weakness in our internal control over financial reporting. We have addressed this material weakness by enhancing the expertise of our finance and accounting staff and updating our accounting policy. We have properly recorded these reimbursements in our 2016 and 2017 audited consolidated financial statements as cash flows from financing activities. We believe that the material weakness has been remediated; however, we will continue to perform an ongoing evaluation of the enhancements to our design and operating effectiveness of our internal control over financial reporting through the end of our annual reporting cycle.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, business, results of operations and financial condition may be adversely affected.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of The Nasdaq Stock Market LLC. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Select Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASC 606, which superseded nearly all existing revenue recognition guidance. We adopted the requirements of ASC 606 as of January 1, 2018, utilizing the full retrospective method of transition. As such, ASC 606 is reflected in our financial results for all periods presented in this prospectus. The adoption of ASC 606 primarily resulted in changes to our accounting policies for revenue recognition and deferred commissions, which we believe to be critical accounting policies. We previously expensed commissions that are now deferred, but overall the impact of adopting ASC 606 was not material to revenue. We are currently evaluating the impact of adoption of ASC 2016-02, Leases (Topic 842). It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

Indemnity provisions in various agreements potentially expose us to liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons or other liabilities relating to or arising from our products or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our products as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business, results of operations and financial condition.

Risks Related to Our Common Stock

There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “SVMK”. However, prior to this offering, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering.

In addition, the market price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The trading price of our common stock could be volatile, and you could lose all or part of your investment.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially and be higher or lower than the initial public offering price, depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	announcements of new products, solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the benefits of our products and future offerings;

•	departures of key personnel;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	actual or perceived significant data breach involving our products or website;

•	litigation involving us, our industry or both;

•	governmental or regulatory actions or audits;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

Upon completion of this offering and the concurrent private placement, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately 56% of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering and the concurrent private placement, our executive officers, directors and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 56% of the outstanding shares of our common stock, based on the number of shares outstanding as of July 31, 2018. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering and following this offering. The manner in which we fund these expenditures may have an adverse effect on our financial condition.

We anticipate that we will spend substantial funds to satisfy certain income tax withholding and remittance obligations when we settle our RSUs granted prior to the date of this prospectus, as well as those granted after the date of this prospectus. As of June 30, 2018, 3,594,405 of the RSUs that we have issued to date vest upon the satisfaction of both a service condition and the Performance Vesting Condition. The service condition for the majority of our outstanding RSUs is satisfied over a period of four years. Generally, the Performance Vesting Condition is satisfied upon the earlier of (i) a public company offering pursuant to a registration statement under the Securities Act on an active trading market and (ii) an acquisition or change in control of us. When the RSUs vest, we will deliver one share of common stock for each vested RSU on the settlement date. The RSUs vest on the first date upon which both the service-based vesting condition and the Performance Vesting Condition are satisfied, and upon vesting we anticipate withholding shares and remitting income taxes on behalf of the holders at the applicable minimum statutory rates, which we refer to as net settlement. Based on number of RSUs outstanding as of June 30, 2018 for which the service condition has been satisfied on that date, and assuming the Performance Vesting Condition had been satisfied on that date and the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that these income tax withholding and remittance obligations would be approximately $14.4 million in the aggregate. The amount of these obligations could be higher or lower, depending on the price of shares of our common stock and the actual number of RSUs outstanding for which the service condition has been satisfied on the initial settlement date for such RSUs. To settle these RSUs on the initial settlement date, we would expect to deliver an aggregate of approximately 2,156,643 shares of our common stock to the RSU holders after withholding an aggregate of approximately 1,437,762 shares of our common stock. In order to fund certain tax withholding and remittance obligations on behalf of our RSU holders, we expect to use a portion of the proceeds from this offering and the concurrent private placement.

Shares of our common stock are subordinate to our debts and other liabilities, resulting in a greater risk of loss for stockholders.

Shares of our common stock are subordinate in right of payment to all of our current and future debt. We cannot assure that there would be any remaining funds after the payment of all of our debts for any distribution to holders of the common stock.

Our debt service requirements and restrictive covenants limit our ability to borrow more money, to make distributions to our stockholders and to engage in other activities.

Our existing credit agreement, as amended, contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of our assets. Our credit agreement is guaranteed by us and certain of our subsidiaries and secured by substantially all of the assets of the borrower subsidiary, us and the guarantor subsidiaries. The terms of our credit agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns.

If we are unable to comply with our payment requirements, our lenders may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders’ interests. If we fail to comply with any covenant it could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.

Our failure to comply with our credit agreement and other indebtedness could require us to abandon our business.

Our indebtedness increases the risk that we will not be able to operate profitably because we will need to make principal and interest payments on our debt. Debt financing also exposes our stockholders to the risk that their holdings could be lost in the event of a default on the indebtedness and a foreclosure and sale of our assets for an amount that is less than the outstanding debt. Our ability to obtain additional debt financing, if required, will be subject to approval of our lenders, which may not be granted, or the interest rates and the credit environment as well as general economic factors and other factors over which we have no control may not be favorable. This may hinder our ability to service our existing debt or obtain additional debt financing.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial or operating performance, industry or end-markets, our share price could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We anticipate that the net proceeds from this offering and the concurrent private placement will be used to repay $100 million of the outstanding indebtedness under our credit facilities, pay certain income tax withholding obligations associated with the initial settlement of RSUs that will settle upon the completion of this offering, and for working capital and other general corporate purposes, including continued investments in our products, growing our customer base, building our outbound sales team and expanding our international footprint. We may also use a portion of the net proceeds of this offering for acquisitions, strategic investments in businesses or technologies or retirement of debt. However, we do not have any agreements or commitments for any material acquisitions or strategic investments at this time. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and the concurrent private placement and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our results of operations or market value. If we do not use the net proceeds that we receive in this offering and the concurrent private placement effectively, our business, results of operations and financial condition could be harmed.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $11.81 per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of June 30, 2018, after giving effect to the issuance of shares of our common stock in this offering and the concurrent private placement. See the section titled “Dilution” below.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the price that our common stock might otherwise attain.

Sales of a substantial number of shares of our common stock in the public market after this offering and the concurrent private placement, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our capital stock as of June 30, 2018, upon completion of this offering and the concurrent private placement, we will have approximately 121,391,268 shares of capital stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Our executive officers, directors and holders of a substantial majority of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into or will enter into lock-up agreements with the underwriters of this offering under which we and they have agreed or will agree that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. Pursuant to the lock-up agreements with the underwriters, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (iii) such lock-up period is scheduled to end during or within five trading days prior to a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. In addition, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us, or are subject to covenants requiring them to enter into such an agreement, under which they have agreed that, subject to certain exceptions, without our consent, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. When the lock-up period in the lock-up agreements and market standoff agreements expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC, on behalf of the underwriters, may release all or some portion of the shares subject to the lock-up agreements or market standoff agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares, or the perception that such sales may occur, upon expiration of, or early release of the securities subject to, the lock-up agreements or market standoff agreements, could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of June 30, 2018, holders of up to approximately 92,112,028 shares, or 75.88% of our capital stock after the completion of this offering and the concurrent private placement, will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of capital stock that we may issue under our equity compensation plans.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of rendering more difficult, delaying or preventing a change of control or changes in our management. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least 66 2⁄3% of our outstanding shares of capital stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Provisions in our credit facilities also deter or prevent a business combination. In addition, institutional shareholder representative groups, shareholder activists and others may disagree with our corporate governance provisions or other practices, including anti-takeover provisions, such as those listed above. We generally will consider recommendations of institutional shareholder representative groups, but we will make decisions based on what our board and management believe to be in the best long-term interests of our company and stockholders; however, these groups could make recommendations to our stockholders against our practices or our board members if they disagree with our positions. Finally, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated bylaws further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Affiliates of several of the underwriters in this offering may receive at least 5% of the net proceeds of this offering and may have an interest in this offering beyond customary underwriting discounts and commissions.

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are underwriters in this offering and their respective affiliates will receive at least 5% of the net proceeds of this offering in connection with the repayment of $100 million of the outstanding indebtedness under our credit facilities in connection with the completion of this offering. As such, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are each deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority Inc., or Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. Allen & Company LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. Allen & Company LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. Although Allen & Company LLC has, in its capacity as qualified independent underwriter, participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus forms a part, we cannot assure you that this will adequately address all potential conflicts of interest. We will agree to indemnify Allen & Company LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to

FINRA Rule 5121, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will not confirm sales of securities to any account over which it exercises discretionary authority without the prior written approval of the accountholder. See the section titled “Underwriting (Conflict of Interest)” for additional information.

We do not expect to declare any dividends in the foreseeable future.

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment, if any. Our ability to pay dividends is also subject to restrictions in our credit facilities as well as the restrictions on the ability of our subsidiaries to pay dividends or make distributions to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract new users or convert registered users to paying users;

•	our ability to retain paying users;

•	our ability to convert organizations to SurveyMonkey Enterprise customers;

•	our ability to maintain and improve our products;

•	our ability to upsell and cross-sell within our existing customer and user base;

•	our future financial performance, including trends in revenue, costs of revenue, gross profit or gross margin, operating expenses, paying users and free cash flow;

•	possible harm caused by significant disruption of service or loss or unauthorized access to users’ data;

•	our ability to prevent serious errors or defects in our products;

•	our ability to respond to rapid technological changes;

•	our ability to compete successfully in competitive markets;

•	our ability to protect our brand;

•	the demand for our survey platform or for survey software solutions in general;

•	our expectations and management of future growth;

•	our ability to accelerate growth with the introduction of a significant outbound salesforce;

•	our ability to attract large organizations as users;

•	our ability to attract and retain key personnel and highly qualified personnel;

•	our ability to manage our international expansion;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to effectively integrate our products and solutions with others;

•	our ability to achieve or maintain profitability;

•	our ability to manage our outstanding indebtedness;

•	our ability to successfully identify, acquire and integrate companies and assets;

•	our ability to offer high-quality customer support;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering and the concurrent private placement.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	ESOMAR, Global Market Research 2017: An ESOMAR Industry Report in cooperation with BDO Accountants & Advisors, 2017.

•	Gallup, State of American Workplace, February 2017.

•	Gartner, Inc., Gartner Market Databook, 2Q18 Update: Spending on IT by Technology Segment and Country, 2016-2022, 20 July 2018.

•	Harvard Business School, Working Knowledge, Clay Christensen’s Milkshake Marketing, February 2011.

•	International Data Corporation White Paper, sponsored by Seagate Technology LLC, Data Age 2025: The Evolution of Data to Life-Critical, April 2017.

•	MarketsandMarkets, Customer Experience Management Market by Touch Point, Vertical, and Region – Global Forecast to 2022, November 2017.

•	Ovum, Get It Right: Deliver the Omni-Channel Support Customers Want, August 2016.

•	Technavio, Global Talent Management Software Market 2018-2022, June 2018.

The Gartner Report(s) described herein (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering and the concurrent private placement will be approximately $157.6 million, based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $176.4 million, after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering and the concurrent private placement by approximately $12.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering and the concurrent private placement by approximately $9.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the proceeds from this offering and the concurrent private placement, net of underwriting discounts and commissions and expenses related to this offering and the concurrent private placement payable by us, to (i) repay $100 million of the outstanding indebtedness under our credit facilities, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and (ii) pay certain income tax withholding obligations of approximately $14.4 million (for which we will withhold shares) related to the RSU Settlement, based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering and the concurrent private placement . Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering and the concurrent private placement as described above, we may invest the net proceeds that we receive in this offering and the concurrent private placement in short-term, investment grade, interest-bearing instruments, including government and investment-grade debt securities and money-market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions under the terms of our credit facilities. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of June 30, 2018 as follows:

•	on an actual basis; and

•

on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering, (ii) the sale and issuance by us of 17,500,000 shares of our common stock in this offering and the concurrent private placement based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us, (iii) stock-based compensation expense of approximately $80.9 million related to the RSU Settlement, (iv) the payment of approximately $14.4 million to satisfy certain income tax withholding and remittance obligations related to the RSU Settlement based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (v) the repayment of $100 million of the outstanding indebtedness under our credit facilities.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2018
(in thousands, except share and par value)	Actual	Pro Forma
Cash and cash equivalents	$43,391	$86,563

Total debt, net	317,304	217,304
Mandatorily redeemable convertible preferred stock ($0.01 par value, 20,000,000 shares authorized, no shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma)	—	—
Stockholders’ equity:
Preferred stock ($0.01 par value, no shares authorized, issued and outstanding, actual; $0.00001 par value, 100,000,000 shares authorized, no shares issued and outstanding, pro forma)	—	—
Common stock ($0.01 par value, 137,000,000 shares authorized, 101,734,625 shares issued and outstanding, actual; $0.00001 par value, 800,000,000 shares authorized, 121,391,268 shares issued and outstanding, pro forma)	1,017	1
Additional paid-in capital	231,586	456,657
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(204,751)	(285,634)

Total stockholders’ equity	27,609	170,781

Total capitalization	$344,913	$388,085

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, (i) our pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $12.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and (ii) the amount we would be required to pay to satisfy certain income tax withholding and remittance obligations related to the RSU Settlement by $1.4 million. Any increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $9.3 million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of June 30, 2018 would be $105.4 million, $475.5 million, $189.6 million, $406.9 million and 123,416,268, respectively.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 103,891,268 shares of our common stock outstanding as of June 30, 2018 (which includes 2,156,643 shares of common stock representing the net number of shares that we will deliver to certain holders of RSUs upon the effectiveness of this offering in connection with the RSU Settlement), and excludes:

•

17,011,811 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of June 30, 2018, with a weighted average exercise price of $14.46 per share;

•

6,839,513 shares of our common stock issuable upon the vesting of RSUs that were outstanding as of June 30, 2018 where the service-based vesting condition and Performance Vesting Condition are not met;

•	661,771 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2018;

•	1,390,753 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were granted after June 30, 2018, with an exercise price of $13.65 per share; and

•	16,560,053 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	9,394,744 shares of our common stock to be reserved for future issuance under our 2018 Plan, which will become effective prior to the completion of this offering;

•

4,491,865 shares of our common stock reserved for future issuance under our 2011 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2018 Plan upon its effectiveness; and

•	2,673,444 shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

On the date of this prospectus, any remaining shares available for issuance under our 2011 Plan will be added to the shares reserved under our 2018 Plan and we will cease granting awards under the 2011 Plan. Our 2018 Plan and ESPP also provide for annual automatic increases in the number of shares reserved thereunder and for increases based on forfeited or withheld shares and other events, as more fully described in “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering and the concurrent private placement. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering and the concurrent private placement.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2018 was $(363.1) million, or $(3.57) per share.

After giving effect to (i) the sale by us of 17,500,000 shares of our common stock in this offering and the concurrent private placement at the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us, (ii) the payment of approximately $14.4 million to satisfy certain tax withholding obligations associated with the RSU settlement as if the offering was completed as of June 30, 2018, based upon the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (iii) the repayment of $100 million of the outstanding indebtedness under our credit facilities, our pro forma net tangible book value (deficit) as of June 30, 2018 would have been $219.9 million, or $(1.81) per share. This represents an immediate increase in historical net tangible book value of $1.76 per share to our existing stockholders and an immediate dilution in historical net tangible book value of $11.81 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$10.00
Historical net tangible book value (deficit) per share as of June 30, 2018	$(3.57)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares of our common stock in this offering and the concurrent private placement	1.76

Pro forma net tangible book value (deficit) per share immediately after this offering and the concurrent private placement		(1.81)

Dilution in pro forma net tangible book value per share to new investors in this offering and the concurrent private placement		$11.81

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $0.10, and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our common stock in this offering by $0.90, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $0.09 per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of our common stock in this offering by $0.09 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma net tangible book value (deficit) per share of our common stock, as adjusted to give effect to this offering and the concurrent private placement, would be $(1.63) per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of our common stock in this offering would be $11.63 per share.

The following table presents, as of June 30, 2018, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering and the concurrent private placement with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	103,891,268	85.6%	$246,738,924	58.5%	$2.37
New investors	13,500,000	11.1	135,000,000	32.0	10.00
Concurrent private placement investor	4,000,000	3.3	40,000,000	9.5	10.00

Totals	121,391,268	100.0%	$421,738,924	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $12.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $9.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own 84.2% and our new investors and the concurrent private placement investor would own 15.8% of the total number of shares of our common stock outstanding upon completion of this offering and the concurrent private placement.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 103,891,268 shares of our common stock outstanding, as of June 30, 2018 (which includes 2,156,643 shares of common stock representing the net number of shares that we will deliver to certain holders of RSUs upon the effectiveness of this offering in connection with the RSU Settlement), and excludes:

•

17,011,811 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock that were outstanding as of June 30, 2018, with a weighted average exercise price of $14.46 per share;

•

6,839,513 shares of our common stock issuable upon the vesting of RSUs that were outstanding as of June 30, 2018 where the service-based vesting condition and Performance Vesting Condition are not met;

•	661,771 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2018;

•	1,390,753 shares of our common stock issuable upon exercise of options to purchase shares of our common stock that were granted after June 30, 2018, with an exercise price of $13.65 per share; and

•	16,560,053 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	9,394,744 shares of our common stock to be reserved for future issuance under our 2018 Plan, which will become effective prior to the completion of this offering;

•

4,491,865 shares of our common stock reserved for future issuance under our 2011 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2018 Plan upon its effectiveness; and

•	2,673,444 shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering,

On the date of this prospectus, any remaining shares available for issuance under our 2011 Plan will be added to the shares reserved under our 2018 Plan and we will cease granting awards under the 2011 Plan. Our 2018 Plan also provide for automatic annual increases in the number of shares reserved thereunder and for increases based on forfeited or withheld shares and other events, as more fully described in “Executive Compensation—Employee Benefits and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2017 and 2018, and the consolidated balance sheet data as of June 30, 2018, have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited selected consolidated financial data set forth below on a basis consistent with our audited annual consolidated financial statements, included elsewhere in this prospectus, and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of our results of operations to be expected for the remainder of 2018 or any future period. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except per share amounts)	2016	2017	2017	2018
Revenue	$207,295	$218,773	$106,452	$121,187
Cost of revenue(1)(2)	67,755	62,679	30,842	35,754

Gross profit	139,540	156,094	75,610	85,433

Operating expenses:
Research and development(1)	37,985	53,660	24,980	34,232
Sales and marketing(1)(2)	73,970	73,511	36,913	37,300
General and administrative(1)	36,832	47,940	24,129	26,418
Restructuring(1)	25,256	1,785	145	33

Total operating expenses	174,043	176,896	86,167	97,983

Loss from operations	(34,503)	(20,802)	(10,557)	(12,550)

Interest expense	32,893	26,865	13,316	14,685
Other non-operating income (expense), net	(4,250)	7,610	7,176	351

Loss before income taxes	(71,646)	(40,057)	(16,697)	(26,884)

Provision for (benefit from) income taxes	4,704	(16,047)	2,400	296

Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)

Net loss per share, basic and diluted	$(0.77)	$(0.24)	$(0.19)	$(0.27)

Weighted-average shares used in computing basic and diluted net loss per share	98,539	100,244	99,787	101,419

Pro forma net loss per share, basic and diluted(3)		$(0.24)		$(0.26)

Weighted-average shares used in computing pro forma basic and diluted net loss per share (unaudited)(3)		101,126		103,264

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Cost of revenue	$4,114	$2,503	$1,236	$1,304
Research and development	5,756	9,918	4,266	6,413
Sales and marketing	8,712	8,069	5,300	1,915
General and administrative	12,301	14,496	7,139	7,660
Restructuring	2,074	—	—	—

Stock-based compensation, net of amounts capitalized	$32,957	$34,986	$17,941	$17,292

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Cost of revenue	$4,505	$2,040	$1,064	$976
Sales and marketing	4,267	2,421	1,213	1,208

Amortization of acquired intangible assets	$8,772	$4,461	$2,277	$2,184

(3)

See Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma net loss per common share.

Consolidated Balance Sheet Data

	As of
(in thousands)	December 31, 2016	December 31, 2017	June 30, 2018
Cash and cash equivalents	$23,287	$35,345	$43,391
Working capital(1)	566	16,560	26,273
Total deferred revenue(2)	76,420	85,048	99,559
Financing obligation on leased facility	81,939	93,385	92,682
Total debt, net	319,300	318,321	317,304
Total stockholders’ equity	33,021	40,043	27,609

(1)	Working capital is calculated as current assets less current liabilities, excluding deferred revenue.
(2)

Includes short-term deferred revenue of $76.4 million, $84.8 million and $99.3 million as of December 31, 2016 and 2017 and June 30, 2018, respectively, and includes long-term deferred revenue (included in other non-current liabilities) of $0.2 million and $0.3 million as of December 31, 2017 and June 30, 2018, respectively.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Net cash provided by operating activities	$35,842	$45,026	$14,765	$22,031
Net cash used in investing activities	(46,903)	(32,354)	(13,461)	(9,277)
Net cash provided by (used in) financing activities	614	(614)	2,088	(4,540)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(10,447)	$12,058	$3,392	$8,214

Key Business Metric

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we review the following key business metric:

	As of December 31,		As of June 30,
(in thousands)	2016	2017	2017	2018
Paying users	575	606	598	616

Paying users

We define a paying user as an individual customer of our survey platform or form-based application, a seat within a SurveyMonkey Enterprise deployment or a subscription to one of our purpose-built solutions, in each case as of the end of a period. One person would count as multiple paying users if the person had more than one paid license at the end of the period. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, we would count that person as two paying users.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric” for additional information.

Non-GAAP Financial Measures

We believe that, in addition to our results determined in accordance with GAAP, core revenue, average revenue per paying user, free cash flow and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations and financial condition.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except ARPU)	2016	2017	2017	2018
Core revenue	$192,056	$213,984	$102,062	$121,187
Average revenue per paying user (ARPU)	349	362	351	400
Free cash flow	(4,895)	5,579	(6,718)	11,755
Adjusted EBITDA	64,721	61,882	31,060	28,427

Core revenue

We define core revenue as revenue from our survey platform, form-based application and purpose-built solutions, excluding the non-self-serve portion of our SurveyMonkey Audience solution, which we generally ceased offering at the end of the second quarter of 2017.

Average revenue per paying user

We define ARPU as core revenue divided by the average number of paying users during the period. For interim periods, we use annualized core revenue which is calculated by dividing the core revenue for the period by the number of days in that period and multiplying this value by 365 days. We calculate the average number of paying users by adding the number of paying users as of the end of the prior period to the number of paying users as of the end of the current period, and then dividing by two.

Free cash flow

We define free cash flow as GAAP net cash provided by operating activities less purchases of property and equipment, net of tenant improvement reimbursements, and capitalized internal-use software. For 2016 and

2017, and for the six months ended June 30, 2017 and 2018, our free cash flow included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively, a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017.

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding interest expense, provision for (benefit from) income taxes, depreciation and amortization, other non-operating expenses (income), net, stock-based compensation and restructuring, financing and acquisition-related costs.

Core revenue, ARPU, free cash flow and adjusted EBITDA are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Additionally, our unaudited results for the six months ended June 30, 2018 may not be indicative of the results to be expected for the full year or any other period. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading global provider of survey software products that enable organizations to engage with their key constituents, including their customers, employees and the markets they serve. SurveyMonkey has changed the way people gather feedback by making it easy for anyone to create their own online surveys. Our mission is to power curious individuals and organizations to measure, benchmark and act on the opinions that drive success. Our People Powered Data platform enables conversations at scale to deliver impactful customer, employee and market insights to our over 16 million active users globally.

Our widely adopted cloud-based SaaS platform helps individuals and organizations design and distribute surveys that generate an average of more than 20 million answered questions daily across more than 190 countries and territories. Every day our survey platform is used to collect and analyze feedback for a broad range of use cases, such as collecting NPS data from customers, measuring employee engagement, or conducting market research regarding the attributes of a future product offering. Our products drive actionable insights that allow organizations to solve mission-critical business problems, including enhancing customer experience and loyalty, increasing employee productivity and retention and optimizing product and marketing investments.

We were founded and launched our first product in 1999. Our initial focus was to make survey creation available, easy and user-friendly to facilitate the collection and analysis of constituent feedback for people around the world. We have continually enhanced the power and functionality of our survey platform to enable decision makers within organizations to ask questions so they can measure, benchmark and act to drive better and faster decision making. We extended our initial survey offerings by developing an enterprise-grade survey platform that provides managed user accounts, customized company branding, enterprise-grade security, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications. We have also augmented our survey platform with a broad range of purpose-built solutions for organizations of all sizes.

Evolution of our People Powered Data Platform

LAUNCH
Customer360
INTEGRATIONS
stripe
Workplace
MEDIA PARTNERSHIPS
CNBC
The New York Times
LAUNCH
Enterprise
CX
Engage
Apply
SurveyMonkey Genius
INTEGRATIONS
salesforce
ORACLE MARKETING CLOUD
slack
MEDIA PARTNERSHIP
The Washington Post
INTEGRATIONS
Marketo
Microsoft
Google
MEDIA PARTNERSHIP
FORTUNE
ACQUIRE
TechValidate
LAUNCH
Mobile App
MEDIA PARTNERSHIP
NBC NEWS
ACQUIRE
Fluidware
LAUNCH
Mobile App
ACQUIRE
zoomerang
LAUNCH
Audience
LAUNCH
10 languages
21 currencies
LAUNCH
Unlimited annual subscription
Cumulative Registered Users
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

We generate substantially all of our revenue from the sale of subscriptions to our products. In addition to our free basic survey product, we offer multiple tiers of subscriptions to individual users—Standard, Advantage and Premier—that provide a compelling range of functionality and features to power the collection and analysis of feedback.

We also offer an enterprise-grade version of our survey platform, SurveyMonkey Enterprise, which provides managed user accounts, customized company branding, enterprise-grade security, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications. Pricing for our SurveyMonkey Enterprise deployments is negotiated with organizations based on functionality and number of users. We also recently introduced Team Advantage and Team Premier plans, which are focused on users with individual subscriptions who would benefit from additional collaboration features but do not need the full suite of enhanced capabilities of SurveyMonkey Enterprise. We believe these plans are an additional way to monetize our free users by converting them to individual paying users in situations where an organization may choose not to adopt SurveyMonkey Enterprise or to deploy SurveyMonkey Enterprise in a limited capacity. In addition, we generate revenue from a wide range of purpose-built solutions, including SurveyMonkey CX for customer experience and feedback, TechValidate for content marketing, SurveyMonkey Engage for employee engagement and SurveyMonkey Audience for market research and analysis. We generate revenue from these purpose-built solutions by subscription or on a transactional basis, depending on the product.

We have a predictable, high-visibility revenue model. In 2017, we generated over 90% of our revenue from sales of subscriptions to our products, and over 75% of our revenue was from individuals and organizations that were customers in 2016. Individual paying users, who are all self-serve, can choose between monthly or annual subscriptions, and as of June 30, 2018, approximately 75% of these customers were on annual subscriptions that were paid in advance. Customers of SurveyMonkey Enterprise make a minimum one-year subscription commitment and are increasingly purchasing multi-year subscriptions, which will further increase the predictability of our revenue model.

We offer customers the ability to pay in 39 different currencies, and in 2017, we generated 35% of our revenue from customers outside of the United States. We have a broad and diverse customer base, and in 2016, 2017 and the six months ended June 30, 2018, no customer represented more than 1% of our revenue.

Our self-serve offering underpins a powerful, capital-efficient business model that is fueled by the virality of our products. We believe our brand is synonymous with high quality, easy-to-use products. The strength of our brand enables us to rapidly and cost-effectively acquire new users through free organic searches, paid online marketing and word-of-mouth referrals. Our survey platform and purpose-built solutions can be used without costly implementation, professional services or training, and anyone can create a survey in minutes. Our free basic survey product allows users to design and send simple surveys to collect and analyze feedback. Users and respondents can access our survey platform on a broad range of desktop and mobile devices, and surveys can be distributed through multiple channels, such as email, web, mobile, messaging apps and social media. Users often share results and collaborate with others, who are then attracted to our survey platform and frequently sign up as new users. Every person who takes a survey is a potential future customer, and we seek to capitalize on that opportunity through end-of-survey marketing designed to engage further with respondents and encourage them to create accounts and become new users.

The virality of our self-serve offering drives brand awareness and creates opportunities to acquire new users cost-effectively. As a result, approximately 80% of our new individual paying users come to us directly through our website or organic online search. We invest in new features and improvements to our product functionality as well as targeted marketing campaigns to drive conversion of unpaid users to paying users. We supplement our self-serve channel with a targeted sales effort that focuses on selling SurveyMonkey Enterprise and our purpose-built solutions.

We believe our existing user base represents a significant opportunity to expand our business and increase our revenue. Since our founding, we have attracted an aggregate of over 60 million registered users to our survey platform globally. Of those registered users, over 16 million users were active within the past year. We have over 600,000 paying users across more than 300,000 organizational domains, and we have paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. Based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, and we believe the individual paying users within organizational domains in the Fortune 500 and within other organizations represent an opportunity to significantly increase conversion from individual subscriptions to our enterprise offerings. We are focused on converting unpaid users to paying users, upselling organizations to SurveyMonkey Enterprise plans and cross-selling purpose-built solutions to organizations.

We have invested in our proprietary systems to enhance our targeted selling efforts to both convert unpaid users to paying users and to broaden and deepen our organizational relationships. This includes Customer 360, our internally developed and proprietary, signal-based system fueled by our data science models. Customer 360 leverages heuristic data and activity data to identify individual users that would benefit from a paid subscription plan. The system acts as a trigger for our automated individual engagement tools, including email marketing, end-of-survey splash screens and in-product messaging. We similarly utilize Customer 360 to drive sales to existing and potential organizational customers. The system leverages historical usage data, sales relationship data and firmographic data to predict organizational customer usage and purchasing patterns. Once Customer 360 identifies high value opportunities from among our user base, it then provides our salesforce with information on the likelihood that a potential or existing organizational customer will purchase products, the best sequence to sell our products and other sales information and strategies tailored to the organization. We use Customer 360 to upsell organizations to SurveyMonkey Enterprise, to expand deployments of SurveyMonkey Enterprise within organizations and to cross-sell purpose-built solutions within organizations. We believe there is a significant opportunity to drive sales within organizations, and we intend to further invest in Customer 360 and our salesforce to increase our revenue from organizations where we have a presence that could be further monetized.

Our efficient customer acquisition model enables us to spend a smaller proportion of our revenue on sales and marketing relative to many other enterprise software companies. Comparatively, we are able to invest a higher proportion of our revenue in developing our products. These investments enable us to strengthen our product advantage with new or enhanced products that are innovative and powerful but also easy to adopt and use. In 2016 and 2017 and the six months ended June 30, 2017 and 2018, we invested $59.7 million, $72.1 million, $35.4 million and $40.5 million, respectively, in research and development, including software development that is capitalized. While continuing to focus our efforts on further developing our products, we also intend to accelerate our investment in our salesforce to capture our large market opportunity. This includes driving revenue from upselling and cross-selling within organizations. We believe we can scale these sales investments efficiently due to our large base of active users and the advantages provided by Customer 360.

We have a history of delivering revenue growth. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our revenue was $207.3 million, $218.8 million, $106.5 million and $121.2 million, respectively. For 2016 and 2017, our core revenue was $192.1 million and $214.0 million, respectively, representing year-over-year growth of 11.4%, and for the six months ended June 30, 2017 and 2018, our core revenue was $102.1 million and $121.2 million, respectively, representing period-over-period growth of 18.7%.

We have also delivered strong cash flow from operations. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, we generated cash flow from operations of $35.8 million, $45.0 million, $14.8 million and $22.0 million, respectively. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our free cash flow was $(4.9) million, $5.6 million, $(6.7) million and $11.8 million, respectively, which included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively, a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017. We expect our free cash flow to increase as we reduce cash paid for interest on our long-term debt following the partial repayment of the outstanding indebtedness under our credit facilities using a portion of the proceeds from this offering.

We incurred net losses of $76.4 million, $24.0 million, $19.1 million and $27.2 million for 2016 and 2017, and for the six months ended June 30, 2017 and 2018, respectively, as we continue to invest in our business to capture our large market opportunity.

Core revenue and free cash flow are not financial measures under U.S. generally accepted accounting principles, or GAAP. See “—Non-GAAP Financial Measures” below for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

Our Valuable Customer Base

Our products power the curious, and particularly for work. As of June 30, 2018, over 85% of our annualized revenue was from domain-based customers, which are customers who register with us using an email account with an organizational domain name, such as @surveymonkey.com, but excludes customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. While a paying user may register for an account using an organizational domain and use the account for personal reasons, based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, and this drives our results of operations.

Our customer base is also loyal, and, when combined with our powerful subscription-based revenue model, has enhanced the predictability of our business and results of operations. In 2017, we generated over 90% of our revenue from the sales of subscriptions to our products, and over 75% of our revenue was from individuals and organizations that were customers in 2016. For the six months ended June 30, 2018, approximately 75% of our annualized revenue from domain-based customers came from customers that had been paying users for at least three years. In addition, our organizational dollar-based net retention rate has consistently been above 95%. We calculate organizational dollar-based net retention rate as of the end of a period by starting with the annualized revenue from the cohort of all domain-based customers as of the 12 months prior to the end of such period, or the Prior Period Annualized Organizational Revenue. We then calculate the annualized revenue from these same customers as of the end of the current period, or the Current Period Annualized Organizational Revenue. We then divide Current Period Annualized Organizational Revenue by Prior Period Annualized Organizational Revenue to calculate our organizational dollar-based net retention rate. Organizational dollar-based net retention rate reflects upsells, contraction and attrition within our domain-based customers that are included in the relevant cohort.

Additionally, our dollar-based net retention rate for individual users that had an annual subscription to our products, or individual dollar-based net retention rate, has consistently been above 80%. We calculate individual dollar-based net retention rate as of the end of a period by starting with the annualized revenue from the cohort of all individual paying users as of the 12 months prior to the end of such period, or the Prior Period Annualized Individual Revenue. We then calculate the annualized revenue from these same individual paying users as of the end of the current period, or the Current Period Annualized Individual Revenue. We then divide Current Period Annualized Individual Revenue by Prior Period Annualized Individual Revenue to calculate our individual dollar-based net retention rate. Individual dollar-based net retention rate reflects upsells and attrition of individual paying user accounts. We believe that our organizational dollar-based net retention rate and our individual dollar-based net retention rate reflect our ability to retain our customers.

In operating our business, we evaluate the retention of our paying users on a more granular level based on a wide range of variables. We monitor the retention of our users by, among other things, customer type, registration date, initial subscription date, most recent subscription date, subscription plan, payment method, geography and product type. We focus on retention information across different cohorts of paying users based on multiple variables because each cohort of paying users has its own unique retention characteristics. This granular data provides information that we are able to use to further optimize our business. The dollar-based net retention rate metrics that we present incorporate the different retention characteristics of our paying users to provide an aggregated, but accurate, summary of our customer loyalty and retention.

Key Factors Affecting our Performance

We believe that the growth of our business and our future success depends upon many factors, including cost-effectively attracting new users, monetizing our existing user base, investing in growth and expanding our international footprint. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to continue to grow our business and further improve our results of operations.

Cost-Effectively Attract Users

Our business model is based in part on attracting new users to our survey platform. As of June 30, 2018, we had over 60 million registered users and over 16 million active users globally. The virality of our self-serve offering drives brand awareness and creates opportunities to acquire new users cost-effectively. Every person who takes a survey is a potential future customer, and we seek to capitalize on that opportunity through end-of-survey marketing designed to encourage respondents to create accounts and become users. As our users send more surveys, they generate additional opportunities for us to acquire new users. The majority of our new registered users come to us from organic channels. We intend to continue to invest in improving our products to drive additional usage and engagement, as well as marketing activities, including paid online search, display advertising and events, to continue to drive brand awareness and adoption of our survey platform.

Monetizing Our User Base

Our success depends on monetizing our user base by converting unpaid users to paying users, upselling organizations to SurveyMonkey Enterprise and then expanding their deployments and cross-selling organizational users to purpose-built solutions. We offer free basic access to our survey platform for individuals, who in turn can upgrade to our paid subscription offerings for additional features and functionality. Individual users often bring us into their organizations for business purposes, and from there we seek to establish an organizational relationship through the deployment of SurveyMonkey Enterprise. We have over 600,000 paying users across more than 300,000 organizational domains, and we believe that there is a large embedded growth opportunity to convert many of these organizations to SurveyMonkey Enterprise customers. For example, since the beginning of 2017, the annualized revenue from new sales of our SurveyMonkey Enterprise plan have represented an approximately 4x increase over the total annualized revenue from the individual paid subscriptions from those organizational domains over the prior 12 month period. This growth is driven primarily by the increase in the number of paying users that an organizational customer adds to our survey platform upon adoption of SurveyMonkey Enterprise, partially offset by a decrease in ARPU.

Our continued success depends in part on our ability to offer enhanced features for SurveyMonkey Enterprise to convert users from our other paid subscription plans and from our basic plan. As we scale within organizations, we seek to further grow the business relationship by cross-selling purpose-built solutions, such as SurveyMonkey CX, TechValidate or SurveyMonkey Audience, to the marketing organization or SurveyMonkey Engage to the human resources department. We intend to further invest in Customer 360 and our salesforce to increase our revenue from organizations where we have a presence that could be further monetized. As an increasing portion of our sales efforts are targeted at organizations, we will require additional sales and support personnel, which will increase our cost of revenue and operating expenses. We may also need to invest more in marketing and customer education and to develop or enhance our product features, and we may experience greater pricing pressures when negotiating with organizations. Additionally, although we may face longer sales cycles and less predictability in the completion of some of our sales, we expect that our revenue will increase as more organizations convert to our SurveyMonkey Enterprise plan and expand deployments. We further expect that, as more organizations convert to SurveyMonkey Enterprise plans, revenue may increase and ARPU may decline, because pricing for SurveyMonkey Enterprise plans is often discounted on a per-user basis compared to individual subscription plans. Similarly, as we increase adoption of Team Advantage and Team Premier plans, revenue may increase and ARPU may decline, because pricing for Team Advantage and Team Premier plans are discounted on a per-user basis compared to individual subscription plans. We also expect to continue to expand sales of our purpose-built solutions among our organizational customers, which we anticipate may increase revenue and ARPU, because our purpose-built solutions are typically at higher price points than subscriptions to our survey platform. We expect that ARPU will vary from period to period depending on the mix of products sold as we continue to extend our sales efforts within organizations.

Investment in Growth

We intend to continue to invest in our business so that we can capitalize on our large market opportunity. We plan to further invest in research and development by hiring additional employees to continually improve our broad and powerful survey platform and purpose-built solutions, including by developing new products, and further enhancing Customer 360 and SurveyMonkey Genius. We also plan to continue to grow our sales organization and invest in our marketing efforts, including user conferences, events and lead generation for our SurveyMonkey Enterprise and purpose-built solutions selling efforts. We also expect to incur general and administrative expenses to support our growth and our transition to being a publicly traded company.

Expansion of International Footprint

We intend to continue to invest in our international operations to grow our business outside of the United States. In 2017, we generated 35% of our revenue from customers outside of the United States. We see a significant opportunity to expand our revenue outside of the United States by investing in a more localized product experience, marketing to increase brand awareness and growing an international sales effort led out of our Ireland office. In addition, we intend to invest in additional public cloud points of presence outside of the United States to enhance website speed, improve user experience and enable data to be stored in local markets.

Key Business Metric

We review a number of operating and financial metrics, including the following key metric to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions.

	As of December 31,		As of June 30,
(in thousands)	2016	2017	2017	2018
Paying users	575	606	598	616

Paying users

We define a paying user as an individual customer of our survey platform or form-based application, a seat within a SurveyMonkey Enterprise deployment or a subscription to one of our purpose-built solutions, in each case as of the end of a period. One person would count as multiple paying users if the person had more than one paid license at the end of the period. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, we would count that person as two paying users. Paying users is an indicator of the scale of our business and an important factor in our ability to increase our revenue.

Non-GAAP Financial Measures

We believe that, in addition to our results determined in accordance with GAAP, core revenue, average revenue per paying user, free cash flow and adjusted EBITDA, all of which are non-GAAP financial measures, are useful in evaluating our business, results of operations and financial condition.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except ARPU)	2016	2017	2017	2018
Core revenue	$192,056	$213,984	$102,062	$121,187
Average revenue per paying user (ARPU)	349	362	351	400
Free cash flow	(4,895)	5,579	(6,718)	11,755
Adjusted EBITDA	64,721	61,882	31,060	28,427

Core revenue

We define core revenue as revenue from our survey platform, form-based application and purpose-built solutions, excluding the non-self-serve portion of SurveyMonkey Audience, which we generally ceased offering at the end of the second quarter of 2017. We consider core revenue to be an important measure because it excludes revenue from an offering that we generally no longer provide, and so provides a better understanding of our current business and provides comparability of our results of operations over time. Core revenue has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as revenue. Some of the limitations of core revenue are that it does not reflect all of our revenue in the periods presented and that our results of operations for the periods presented reflect expenses that we incurred to generate revenue that is excluded from core revenue.

The following is a reconciliation of core revenue to the most comparable GAAP measure, revenue:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Revenue	$207,295	$218,773	$106,452	$121,187
Non-self-serve SurveyMonkey Audience revenue	(15,239)	(4,789)	(4,390)	—

Core revenue	$192,056	$213,984	$102,062	$121,187

	Three Months Ended
(in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Revenue	$52,934	$53,518	$55,309	$57,012	$58,491	$62,696
Non-self-serve SurveyMonkey Audience revenue	(2,748)	(1,642)	(399)	—	—	—

Core revenue	$50,186	$51,876	$54,910	$57,012	$58,491	$62,696

Average revenue per paying user

We define ARPU as core revenue divided by the average number of paying users during the period. For interim periods, we use annualized core revenue which is calculated by dividing the core revenue for the period by the number of days in that period and multiplying this value by 365 days. We calculate the average number of paying users by adding the number of paying users as of the end of the prior period to the number of paying users as of the end of the current period, and then dividing by two. We consider ARPU to be an important measure because it helps illustrate underlying trends in our business by showing investors the changes in per-user revenue, which is a reflection of our ability to successfully upsell or cross-sell our products and purpose-built solutions. ARPU has limitations as an analytic tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures. Some of the limitations of ARPU are that it is a calculation that does not reflect revenue from the non-self-serve portion of our SurveyMonkey Audience solution in any of the periods presented, and also does not reflect expenses that we incurred to generate revenue that is excluded from core revenue.

Free cash flow

We define free cash flow as GAAP net cash provided by operating activities less purchases of property and equipment, net of tenant improvement reimbursements, and capitalized internal-use software. We consider free cash flow to be an important measure because it measures our liquidity after deducting capital expenditures for purchases of property and equipment and capitalized software development costs, which we believe provides a more accurate view of our cash generation and cash available to grow our business. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our free cash flow included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively. Free cash flow also included a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017. We expect our free cash flow to increase as we reduce cash paid for interest on our long-term debt following the partial repayment of the outstanding indebtedness under our credit facilities using a portion of the proceeds from this offering. We expect to generate positive free cash flow over the long term. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of free cash flow are that free cash flow does not reflect our future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

The following is a reconciliation of free cash flow to the most comparable GAAP measure, net cash provided by operating activities:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Net cash provided by operating activities	$35,842	$45,026	$14,765	$22,031
Purchases of property and equipment, net(1)	(24,903)	(24,128)	(12,952)	(4,809)
Capitalized internal-use software	(15,834)	(15,319)	(8,531)	(5,467)

Free cash flow	$(4,895)	$5,579	$(6,718)	$11,755

(1)	Includes reimbursement of tenant improvement allowances under our lease financing obligation.

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding interest expense, provision for (benefit from) income taxes, depreciation and amortization, other non-operating expenses (income), net, stock-based compensation and restructuring, acquisition-related and financing costs. We consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business that are excluded from adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures. Some of the limitations of adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from stock-based compensation, and does not reflect the cost to replace depreciated property and equipment. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

The following is a reconciliation of adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Net loss	$ (76,350)	$(24,010)	$ (19,097)	$ (27,180)
Provision for (benefit from) income taxes	4,704	(16,047)	2,400	296
Other non-operating expenses (income)	4,250	(7,610)	(7,176)	(351)
Interest expense(1)	32,893	26,865	13,316	14,685
Depreciation and amortization(2)	36,698	42,391	20,009	23,652
Stock-based compensation	32,957	34,986	17,941	17,292
Restructuring costs(3)	23,182	1,785	145	33
Acquisition-related costs	6,387	347	347	—
Financing costs	—	3,175	3,175	—

Adjusted EBITDA	$64,721	$61,882	$31,060	$28,427

(1)	Includes interest expense on our credit facilities and financing lease obligations related to our corporate headquarters.
(2)	Includes amortization of deferred commissions.
(3)	Excludes $2.1 million of stock-based compensation in 2016, which is included in the stock-based compensation line item above.

Core revenue, ARPU, free cash flow and adjusted EBITDA are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP.

2016 and 2017 Restructurings

In 2016 and 2017, we restructured our business to focus on our core products, increase operating efficiency and reduce costs over the long-term. In November 2017, in conjunction with the hiring of our new Chief Sales Officer, we implemented a plan to centralize our U.S. salesforce in our San Mateo, California headquarters. In November 2016, we implemented a plan to wind down the operations of a previously acquired business. In March 2016, we implemented a plan to reduce our sales and marketing headcount and to close several international offices, which was primarily related to our decision to generally cease offering the non-self serve portion of our SurveyMonkey Audience solution. We recognized aggregate restructuring costs of $25.3 million in 2016, which included $2.1 million of stock-based compensation, $1.8 million in 2017, $145,000 in the six months ended June 30, 2017 and $33,000 in the six months ended June 30, 2018. As of December 31, 2017 and June 30, 2018, $1.4 million and $0.8 million, respectively, has been accrued primarily related to the restructurings and non-cancellable lease costs, which amounts will be paid through 2020.

Components of Results of Operations

Revenue

We derive revenue primarily from sales of subscriptions to our products.

We recognize revenue ratably over the subscription term, generally ranging from one month to one year, as long as all other revenue recognition criteria have been met. We have an increasing proportion of multi-year contracts with organizations. Our contracts are generally non-cancellable and do not contain refund provisions. Subscription fees are collected primarily from credit cards through our website at the beginning of the subscription period.

We also generate a small portion of revenue from one of our purpose-built solutions that we sell on a transactional basis.

No customer represented more than 1% of our revenue in any of the periods presented.

Cost of Revenue and Operating Expenses

We allocate shared costs, such as depreciation on equipment shared by all departments, facilities (including rent and utilities), employee benefit costs and information technology costs to all departments based on headcount. As such, allocated shared costs are reflected in each cost of revenue and operating expense category, other than restructuring.

Cost of Revenue. Our cost of revenue consists primarily of expenses associated with the delivery and distribution of our products to our users. These expenses generally consist of infrastructure costs, personnel costs and other related costs. Infrastructure costs generally include expenses related to the operation of our data centers, such as data center equipment depreciation, facility costs (such as co-location rentals), amortization of capitalized software, payment processing fees, website hosting costs, external sample costs and charitable donations associated with our SurveyMonkey Audience solution. Personnel costs include salaries, bonuses, stock-based compensation, other employee benefits and travel-related expenses for employees whose primary responsibilities relate to supporting our infrastructure and delivering user support. Other related costs include amortization of acquired developed technology intangible assets and allocated overhead. We plan to continue investing in additional resources to enhance the capability and reliability of our infrastructure to support user growth and increased use of our products. We expect that cost of revenue will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue in the near term. We expect that cost of revenue will decrease as a percentage of revenue in the long term.

Research and Development. Research and development expenses primarily include personnel costs, costs for third-party consultants, depreciation of equipment used in research and development activities and allocated overhead. Personnel costs for our research and development organization include salaries, bonuses, stock-based compensation, other employee benefits and travel-related expenses. Our research and development efforts focus on maintaining and enhancing existing products and adding new products. Except for costs associated with the development of internal-use software, research and development costs are expensed as incurred. We expect that research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue in the near term. We expect that research and development expenses will remain relatively constant as a percentage of revenue in the long term.

Sales and Marketing. Sales and marketing expenses primarily include personnel costs, costs related to brand campaigns, paid marketing, amortization of acquired trade name and customer relationship intangible assets and allocated overhead. Personnel costs for our sales and marketing organization include salaries, bonuses, sales commissions, stock-based compensation, other employee benefits and travel-related expenses. Sales commissions earned by our sales personnel, including any related payroll taxes, that are considered to be incremental and recoverable costs of obtaining a customer contract are deferred and amortized over an estimated period of benefit of generally four years. We expect that sales and marketing expenses will increase in absolute dollars in future periods and increase as a percentage of revenue in the near term. We expect that sales and marketing expenses will vary from period to period in the long term.

General and Administrative. General and administrative expenses primarily include personnel costs for legal, finance, human resources and other administrative functions, as well as certain executives. Personnel costs for our general and administrative staff include salaries, bonuses, stock-based compensation, other employee benefits and travel-related expenses. In addition, general and administrative expenses include outside legal, accounting and other professional fees, non-income-based taxes and allocated overhead. We expect that general and administrative expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue in the near term. We expect that general and administrative expenses will decrease as a percentage of revenue in the long term.

Restructuring. Restructuring expenses primarily include personnel costs, lease termination expenses and the derecognition of goodwill and intangible assets. Personnel costs related to the restructurings include severance payments, stock-based compensation and other benefits. Lease termination expenses related to the restructurings include non-cancellable lease costs from vacated facilities. The derecognition of goodwill and intangible assets related to an acquisition that was not integrated into our business and for which no future economic benefit exists. See “—2016 and 2017 Restructurings” above for additional information.

Interest Expense

Interest expense consist of interest on credit facilities and financing obligations related to our corporate headquarters. We expect interest expense to decrease following the repayment of a portion of our outstanding indebtedness under our credit facilities in connection with this offering. For additional information regarding our credit facilities and financing obligations, see Notes 8 and 13, respectively, of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Other Non-Operating Income (Expense), Net

Other non-operating income (expense), net consists primarily of interest income, net foreign currency exchange gains (losses), gain on sale of private company investments and net realized gains and losses related to investments.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets that we have determined are not realizable on a more likely than not basis. For additional information regarding our income taxes, see Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our revenue for those periods. Percentages presented in the following tables may not sum due to rounding.

Comparison of the Six Months Ended June 30, 2017 and 2018

	Six Months Ended June 30,
	2017		2018
(dollars in thousands)		% of Revenue		% of Revenue
Revenue	$106,452	100%	$121,187	100%
Cost of revenue(1)(2)	30,842	29%	35,754	30%

Gross profit	75,610	71%	85,433	70%

Operating expenses:
Research and development(1)	24,980	23%	34,232	28%
Sales and marketing(1)(2)	36,913	35%	37,300	31%
General and administrative(1)	24,129	23%	26,418	22%
Restructuring(1)	145	—%	33	—%

Total operating expenses	86,167	81%	97,983	81%

Loss from operations	(10,557)	(10)%	(12,550)	(10)%

Interest expense	13,316	13%	14,685	12%
Other non-operating income, net	7,176	7%	351	—%

Loss before income taxes	(16,697)	(16)%	(26,884)	(22)%

Provision for income taxes	2,400	2%	296	—%

Net loss	$(19,097)	(18)%	$(27,180)	(22)%

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Six Months Ended June 30,
	2017		2018
(dollars in thousands)		% of Revenue		% of Revenue
Cost of revenue	$1,236	1%	$1,304	1%
Research and development	4,266	4%	6,413	5%
Sales and marketing	5,300	5%	1,915	2%
General and administrative	7,139	7%	7,660	6%

Stock-based compensation, net of amounts capitalized	$17,941	17%	$17,292	14%

(2)	Includes amortization of acquired intangible assets as follows:

	Six Months Ended June 30,
	2017		2018
(dollars in thousands)		% of Revenue		% of Revenue
Cost of revenue	$1,064	1%	$976	1%
Sales and marketing	1,213	1%	1,208	1%

Amortization of acquired intangible assets	$2,277	2%	$2,184	2%

Revenue and cost of revenue

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Revenue	$106,452	$121,187	$14,735	14%
Cost of revenue	30,842	35,754	4,912	16%

Gross profit	$75,610	$85,433	$9,823	13%

Gross margin	71%	70%

Revenue increased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to an increase in ARPU from $351 as of June 30, 2017 to $400 as of June 30, 2018, which was largely driven by a change to our individual user plans in 2017 that offered paying users new plans with more functionality and required our users to renew their subscriptions at higher price points. The increase in revenue was also due in part to an increase in the number of paying users from approximately 598,000 as of June 30, 2017 to 616,000 as of June 30, 2018. Approximately 80% of the increase in revenue was attributable to the increase in ARPU, which grew primarily as a result of the price increases in the second quarter of 2017, and approximately 20% of the increase in revenue was attributable to the increase in the number of paying users. The increase in revenue was partially offset by a $4.4 million decrease in revenue related to our having ceased offering the non-self-serve version of our SurveyMonkey Audience solution at the end of the second quarter of 2017.

Cost of revenue increased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to a $1.8 million increase in personnel costs, due to headcount growth, a $1.1 million increase in amortization of capitalized software costs, a $1.1 million increase in facilities costs and a $0.6 million increase in payment processing expenses due to increased sales.

As a result of the increase in our cost of revenue, our gross margin decreased for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017.

Research and development

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Research and development	$24,980	$34,232	$9,252	37%

Research and development expenses increased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to an increase of $3.1 million in personnel costs due to headcount growth, a decrease in the software development costs that qualified for capitalization of $5.0 million and a $0.5 million increase in expenses for third-party consultants.

Sales and marketing

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Sales and marketing	$36,913	$37,300	$387	1%

Sales and marketing expenses remained relatively flat for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to an increase of $1.5 million in costs related to brand campaigns and paid marketing, partially offset by a $1.3 million decrease in personnel costs due to employee terminations.

General and administrative

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
General and administrative	$24,129	$26,418	$2,289	9%

General and administrative expenses increased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to an increase in personnel costs of $5.0 million due to increased headcount and a $1.0 million increase in outside legal, accounting and other professional fees related primarily to adoption of ASC 606 and preparation for becoming a public company. These increases were partially offset by a decrease of $0.7 million in facilities costs. In addition, we incurred $3.2 million of transaction fees during the six months ended June 30, 2017 related to our 2017 Credit Facility which did not recur in the six months ended June 30, 2018.

Restructuring

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Restructuring	$ 145	$33	$(112)	(77)%

Restructuring expenses decreased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to the timing of expenses related to the November 2017 restructuring plan.

Interest expense

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Interest expense	$13,316	$14,685	$1,369	10%

Interest expense increased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to higher average interest rates.

Other non-operating income, net

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Other non-operating income, net	$7,176	$351	$(6,825)	(95)%

Other non-operating income, net decreased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to our sale of a private company investment in January 2017 in which a $6.7 million gain in the six months ended June 30, 2017 was recognized. An additional earn-out payment of $1.0 million was subsequently received on this sale and a corresponding gain was recognized during the six months ended June 30, 2018. During the six months ended June 30, 2018, we also recognized foreign currency losses of $0.7 million as compared to foreign currency gains of $0.6 million recognized during the six months ended June 30, 2017.

Provision for income taxes

	Six Months Ended June 30,
(dollars in thousands)	2017	2018	$ Change	% Change
Provision for income taxes	$2,400	$ 296	$(2,104)	(88)%
Effective tax rate	(14.4)%	(1.1)%

The provision for income taxes decreased for the six months ended June 30, 2018 compared to the six months ended June 30, 2017, primarily due to certain provisions in the Tax Act, including a decrease in the U.S. statutory tax rate from 35% to 21% and changes to our valuation allowance.

Comparison of the Years Ended December 31, 2016 and 2017

	Year Ended December 31,
	2016		2017
(dollars in thousands)		% of Revenue		% of Revenue
Revenue	$207,295	100%	$218,773	100%
Cost of revenue(1)(2)	67,755	33%	62,679	29%

Gross profit	139,540	67%	156,094	71%

Operating expenses:
Research and development(1)	37,985	18%	53,660	25%
Sales and marketing(1)(2)	73,970	36%	73,511	34%
General and administrative(1)	36,832	18%	47,940	22%
Restructuring(1)	25,256	12%	1,785	1%

Total operating expenses	174,043	84%	176,896	81%

Loss from operations	(34,503)	(17)%	(20,802)	(10)%

Interest expense	32,893	16%	26,865	12%
Other non-operating income (expense), net	(4,250)	(2)%	7,610	3%

Loss before income taxes	(71,646)	(35)%	(40,057)	(18)%

Provision for (benefit from) income taxes	4,704	2%	(16,047)	(7)%

Net loss	$(76,350)	(37)%	$(24,010)	(11)%

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Year Ended December 31,
	2016		2017
(dollars in thousands)		% of Revenue		% of Revenue
Cost of revenue	$4,114	2%	$2,503	1%
Research and development	5,756	3%	9,918	5%
Sales and marketing	8,712	4%	8,069	4%
General and administrative	12,301	6%	14,496	7%
Restructuring	2,074	1%	—	—%

Stock-based compensation, net of amounts capitalized	$32,957	16%	$34,986	16%

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2016		2017
(dollars in thousands)		% of Revenue		% of Revenue
Cost of revenue	$4,505	2%	$2,040	1%
Sales and marketing	4,267	2%	2,421	1%

Amortization of acquired intangible assets	$8,772	4%	$4,461	2%

Revenue and cost of revenue

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Revenue	$207,295	$218,773	$11,478	6%
Cost of revenue	67,755	62,679	(5,076)	(7)%

Gross profit	$139,540	$156,094	$16,554	12%

Gross margin	67%	71%

Revenue increased for 2017 compared to the prior year primarily due to an increase the number of paying users from approximately 575,000 in 2016 to 606,000 in 2017. The increase in revenue was also due in part to an increase in ARPU from $349 in 2016 to $362 in 2017, which was largely driven by a change to our individual user plans in 2017 that offered paying users new plans with more functionality and required our users to renew their subscriptions at higher price points. Approximately 67% of the increase in revenue was attributable to the increase in the number of paying users, and approximately 33% of the increase in revenue was attributable to the increase in ARPU. The increase in revenue was partially offset by a $10.5 million decrease in revenue relating to us having ceased offering our non-self-serve version of our SurveyMonkey Audience solution at the end of the second quarter of 2017. In 2017, we generated over 75% of our revenue from individuals and organizations that were customers in 2016, with the remainder of our revenue coming from new customers.

Cost of revenue decreased for 2017 compared to the prior year, primarily due to a $2.5 million decrease in amortization of developed technology due to the de-recognition of acquired intangibles, a $2.0 million decrease in external sample costs as we generally ceased offering our non-self-serve version of our SurveyMonkey Audience solution at the end of the second quarter of 2017, a $2.9 million decrease in personnel costs due to a decrease in headcount and a $1.2 million decrease in external services. These decreases were partially offset by increases of $2.2 million in the amortization of capitalized software, $0.7 million in facilities costs and $0.6 million in payment processing fees due to increased sales.

As a result of the increase in our revenue and the decrease in our cost of revenue, our gross margin increased from 67% in 2016 to 71% in 2017.

Research and development

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Research and development	$37,985	$53,660	$15,675	41%

Research and development expenses increased in 2017 compared to the prior year primarily due to an increase of $9.7 million in personnel costs due to headcount growth, a $2.6 million decrease in the software development costs that qualified for capitalization and a $3.7 million increase in facilities costs related to the relocation of our headquarters. These increases were partially offset by acquisition-related deferred compensation becoming fully amortized in 2016.

Sales and marketing

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Sales and marketing	$73,970	$73,511	$(459)	(1)%

Sales and marketing expenses decreased in 2017 compared to the prior year, primarily due to decreases of $5.0 million in acquisition-related expenses due to deferred compensation related to past acquisitions becoming fully amortized in 2016, $1.8 million in intangible asset amortization due to certain acquired intangible assets becoming fully amortized in 2016, $1.0 million in commissions expense related to our non-self-serve version of SurveyMonkey Audience solution, which we generally ceased offering at the end of the second quarter of 2017, and $0.6 million in stock-based compensation due to employee terminations. These decreases were offset in part by increases of $4.2 million in costs related to brand campaigns and paid marketing, $3.2 million in facilities costs related to the relocation of our headquarters and $0.6 million in consulting services.

General and administrative

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
General and administrative	$36,832	$47,940	$11,108	30%

General and administrative expenses increased in 2017 compared to the prior year, primarily due to increases of $5.8 million in personnel costs due to headcount growth, $3.2 million in third-party fees related to the refinancing of our credit facilities, $1.2 million in facilities costs as a result of the relocation of our headquarters, and $0.5 million in outside legal, accounting and other professional fees, related primarily to the adoption of ASC 606 and preparation for this offering.

Restructuring

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Restructuring	$25,256	$1,785	$(23,471)	(93)%

Restructuring expenses decreased in 2017 compared to the prior year, primarily due to costs incurred in 2016 related to the March 2016 and November 2016 restructuring plans which did not recur in 2017.

Interest expense

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Interest expense	$32,893	$26,865	$(6,028)	(18)%

In the fourth quarter of 2016, we vacated the space for our previous headquarters. Upon vacating the previous headquarters facility, we no longer incurred any finance lease obligation costs relating to the previous headquarters facility in 2017. This reduction was partially offset by an increase in finance lease obligation costs associated with our new headquarters.

Other non-operating income (expense), net

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Other non-operating income (expense), net	$(4,250)	$7,610	$11,860	(279)%

Other non-operating income (expense), net increased in 2017 compared to the prior year, primarily due to our sale of a private company investment which resulted in a $6.7 million gain in 2017 as well as a $2.9 million decrease in foreign currency losses and translation adjustment resulting from the liquidation of one of our international subsidiaries and an increase related to an impairment of $2.2 million for a long-term note receivable in 2016 that was partially offset by the recovery of $1.0 million of the same long-term note receivable in 2017.

Provision for (benefit from) income taxes

	Year Ended December 31,
(dollars in thousands)	2016	2017	$ Change	% Change
Provision for (benefit from) income taxes	$4,704	$(16,047)	$(20,751)	(441)%
Effective tax rate	(6.6)%	40.1%

The decrease in our income tax provision in 2017 as compared to the prior year was primarily due to a partial release of valuation allowance in connection with the Tax Act and the decrease in the U.S. statutory rate from 35% to 21%. The tax benefit associated with the release of the valuation allowance was partially offset by income taxes in profitable jurisdictions outside of the United States.

Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last six quarters in the period ended June 30, 2018. The unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended June 30, 2018 are not necessarily indicative of results to be expected for the remainder of 2018 or any future period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
(in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Revenue	$52,934	$53,518	$55,309	$57,012	$58,491	$62,696
Cost of revenue(1)(2)	15,429	15,413	16,241	15,596	18,063	17,691

Gross profit	37,505	38,105	39,068	41,416	40,428	45,005

Operating expenses:
Research and development(1)	13,413	11,567	14,910	13,770	17,940	16,292
Sales and marketing(1)(2)	17,142	19,771	18,878	17,720	17,421	19,879
General and administrative(1)	10,321	13,808	11,169	12,642	13,018	13,400
Restructuring(1)	235	(90)	2	1,638	5	28

Total operating expenses	41,111	45,056	44,959	45,770	48,384	49,599

Loss from operations	(3,606)	(6,951)	(5,891)	(4,354)	(7,956)	(4,594)

Interest expense	6,696	6,620	6,714	6,835	7,094	7,591
Other non-operating income (expense), net	7,032	144	774	(340)	633	(282)

Loss before income taxes	(3,270)	(13,427)	(11,831)	(11,529)	(14,417)	(12,467)

Provision for (benefit from) income taxes	1,045	1,355	1,151	(19,598)	300	(4)

Net (loss) income	$(4,315)	$(14,782)	$(12,982)	$8,069	$(14,717)	$(12,463)

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Three Months Ended
(in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Cost of revenue	$607	$629	$634	$633	$658	$646
Research and development	2,926	1,340	2,799	2,853	3,447	2,966
Sales and marketing	2,181	3,119	1,322	1,447	768	1,147
General and administrative	3,525	3,614	3,667	3,690	3,667	3,993

Stock-based compensation, net of amounts capitalized	$9,239	$8,702	$8,422	$8,623	$8,540	$8,752

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
(in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Cost of revenue	$576	$488	$488	$488	$488	$488
Sales and marketing	609	604	604	604	604	604

Amortization of acquired intangible assets	$1,185	$1,092	$1,092	$1,092	$1,092	$1,092

	Three Months Ended
(% of revenue)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Revenue	100%	100%	100%	100%	100%	100%
Cost of revenue	29%	29%	29%	27%	31%	28%

Gross profit	71%	71%	71%	73%	69%	72%

Operating expenses:
Research and development	25%	22%	27%	24%	31%	26%
Sales and marketing	32%	37%	34%	31%	30%	32%
General and administrative	19%	26%	20%	22%	22%	21%
Restructuring	—%	—%	—%	3%	—%	— %

Total operating expenses	78%	84%	81%	80%	83%	79%

Loss from operations	(7)%	(13)%	(11)%	(8)%	(14)%	(7)%

Interest expense	13%	12%	12%	12%	12%	12%
Other non-operating income (expense), net	13%	—%	1%	(1)%	1%	—

Loss before income taxes	(6)%	(25)%	(21)%	(20)%	(25)%	(20)%

Provision for (benefit from) income taxes	2%	3%	2%	(34)%	1%	—

Net (loss) income	(8)%	(28)%	(23)%	14%	(25)%	(20)%

Quarterly Revenue Trends

Our revenue in each of the quarters presented increased sequentially for all subsequent periods primarily due to increases in ARPU and in the number of paying users. Additionally, revenue from the first quarter of 2016 through the end of the second quarter of 2017 was negatively affected as we generally ceased offering SurveyMonkey Audience as a sales-assisted solution which was completed at the end of the second quarter of 2017.

Quarterly Cost of Revenue and Gross Margin Trends

Our cost of revenue fluctuated in each of the quarters presented primarily due to the timing of releases of our product updates, which caused fluctuations in the amortization of capitalized software expenses, and reduced external samples costs related to our SurveyMonkey Audience product as we generally ceased offering sales-assisted solutions at the end of the second quarter of 2017, which combined with fluctuations in our revenue caused our gross margins to also fluctuate.

Quarterly Operating Expenses Trends

Our quarterly operating expenses fluctuated in the quarters presented primarily due to changes in personnel costs, the timing and cost of our product development cycles, marketing programs and the impact of our restructuring. Except for the three months ended September 30, 2017, total costs and expenses increased sequentially for all periods presented, primarily due to the addition of headcount in connection with the expansion of our business. Research and development expenses fluctuated in the quarters presented primarily due to the variation in our product development cycles. Our sales and marketing expense also fluctuated in the quarters presented primarily due to the timing of our marketing campaigns. The increase in sales and marketing expense during the second quarter of 2017 included expenses related to our global brand refresh campaign and stock-based compensation expenses related to the modification of an executive stock grant. Our general and administrative expenses fluctuated in the quarters presented primarily due to increases in personnel costs and higher accounting and other professional fees in connection with preparing to be and operating as a public company and our implementation of ASC 606. Our quarterly stock-based compensation expenses included within the respective operating expense line items has generally decreased due to employee terminations. In April 2017, we executed a new credit facility agreement and interest expense has generally increased due to higher effective interest rates on our debt. The variation in other non-operating income (expense), net is generally due to foreign currency gains and losses. In addition, in the three months ended March 31, 2017 and 2018, we recognized a gain on the sale of a private company investment.

Seasonality

We have historically experienced seasonality in terms of when we enter into subscription agreements with customers. We typically enter into a lower percentage of agreements with new customers, as well as renewal agreements with existing customers, during the summer months and during the holiday season in the second and fourth quarter of each year.

Key Business Metric

	As of
(in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
Paying users	596	598	600	606	610	616

See “—Key Business Metric—Paying users” above for additional information.

Non-GAAP Financial Measures

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2017	2017	2017	2017	2018	2018
Core revenue (in thousands)	$50,186	$51,876	$54,910	$57,012	$58,491	$62,696
Average revenue per paying user	348	349	364	375	390	410

See “—Non-GAAP Financial Measures” above for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

Liquidity and Capital Resources

As of December 31, 2017 and June 30, 2018, our principal sources of liquidity were cash and cash equivalents totaling $35.3 million and $43.4 million, respectively, all of which were bank deposits as well as cash to be received from customers and cash available under our credit facilities.

Since our inception, we have financed our operations primarily through private sales of equity securities and payments received from our customers and our credit facilities in the form of revolving lines of credit. We believe our existing cash and cash equivalents, our credit facilities and cash provided by sales of our products will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the timing and amount of cash received from customers, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings and the continuing market adoption of our products. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

In February 2013, we entered into a credit agreement, or the 2013 Credit Facility, which was subsequently amended at various dates primarily to revise certain financial covenants and ratios, permit certain transactions, increase the facility and extend the maturity date. As modified, the 2013 Credit Facility consisted of a $315.0 million term loan and $75.0 million revolving credit facility.

In April 2017, we entered into a refinancing facility agreement, or the 2017 Credit Facility, consisting of a $300.0 million term loan and $75.0 million revolving credit facility. Upon execution of the 2017 Credit Agreement, the term loan under the 2013 Credit Facility was substantially modified and partially extinguished. Interest under the 2017 Credit Facility is based upon a base interest rate and adjusted for LIBOR. The base interest rates for the term loan and revolving credit facility are 4.5% and 4.0%, respectively. Periodic principal payments on the term loan are due quarterly at an amount equal to 0.25% of the aggregate amount of all term loans outstanding. The remaining principal amounts on the term loan are due on April 13, 2024. The principal amount on the revolving credit facility is due on April 13, 2022. As of both December 31, 2017 and June 30, 2018, we had $42.2 million of borrowing availability under the revolving credit facility portion of our 2017 Credit Facility.

A significant majority of our customers pay in advance for annual subscriptions, which is a substantial source of cash. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which we recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2017 and June 30, 2018, we had deferred revenue of $85.1 million and $99.6 million, respectively, a substantial majority of which we expect to record as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
Net cash provided by operating activities	$35,842	$45,026	$14,765	$22,031
Net cash used in investing activities	(46,903)	(32,354)	(13,461)	(9,277)
Net cash provided by (used in) financing activities	614	(614)	2,088	(4,540)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(10,447)	$12,058	$3,392	$8,214

Cash Flows from Operating Activities

Our largest source of operating cash is cash collections from our customers for subscriptions to our products. Our primary uses of cash in operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs. Historically, we have generated positive cash flows from operating activities. Net cash provided by operating activities is impacted by our net loss adjusted for certain non-cash items, including depreciation and amortization expenses, stock-based compensation, derecognition of goodwill and intangible assets, deferred income taxes, as well as the effect of changes in operating assets and liabilities.

During the six months ended June 30, 2018, cash provided by operating activities was $22.0 million, primarily due to our net loss of $27.2 million, adjusted for non-cash charges of $40.9 million and net cash inflows of $8.3 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets and stock-based compensation. The primary drivers of the changes in operating assets and liabilities related to a $14.5 million increase in deferred revenue and a $2.6 million increase in accounts payable and accrued liabilities, partially offset by a $3.6 million decrease in accrued compensation and a $3.8 million decrease in prepaid expenses and other assets. Additionally, the change in operating assets and liabilities was due to a decrease of $0.7 million in accounts receivable and accrued interest on financing lease obligation.

During the six months ended June 30, 2017, cash provided by operating activities was $14.8 million, primarily due to our net loss of $19.1 million, adjusted for non-cash charges of $33.8 million and changes in our operating assets and liabilities of $21,000. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, stock-based compensation, and deferred income taxes. The primary drivers of the changes in operating assets and liabilities related to a $6.0 million increase in deferred revenue and an increase in accrued interest on financing lease obligation of $3.2 million, partially offset by a $4.0 million decrease in accrued compensation and a $5.5 million decrease in accounts payable and accrued liabilities.

During 2017, cash provided by operating activities was $45.0 million, primarily due to our net loss of $24.0 million, adjusted for non-cash charges of $54.0 million and net cash inflows of $15.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, stock-based compensation and deferred income taxes. The primary drivers of the changes in operating assets and liabilities related to an $8.6 million increase in deferred revenue, as well as increases in accrued interest on financing lease obligation of $4.6 million and in accrued compensation of $2.3 million, partially offset by a $2.1 million decrease in accounts payable and accrued liabilities. Additionally, the change in operating assets and liabilities was due to an increase of $1.5 million in accounts receivable and prepaid expenses and other assets.

During 2016, cash provided by operating activities was $35.8 million, primarily due to our net loss of $76.4 million, adjusted for non-cash charges of $94.7 million and net cash inflows of $17.5 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of property and equipment and intangible assets, stock-based compensation, impairment of goodwill and intangible assets, deferred income tax and amortization of debt discount and issuance costs. The primary drivers of the changes in operating assets and liabilities related to an $8.7 million increase in accounts payable and accrued liabilities, a $6.9 million increase in accrued interest on financing lease obligation and a $4.6 million increase in deferred revenue, partially offset by a $3.5 million decrease in prepaid expenses and other assets. Additionally, the change in operating assets and liabilities was due to an increase of $0.8 million in accrued compensation.

Cash Flows from Investing Activities

Our primary investing activities have consisted of capital expenditures to purchase equipment necessary to support our data center facilities and our network and other operations and capitalization of internal-use software necessary to deliver significant new features and functionality in our survey platform which provides value to our customers. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities during the six months ended June 30, 2018 of $9.3 million was primarily attributable to purchases of property and equipment of $4.8 million to support additional office space and headcount, and the capitalization of internal-use software costs of $5.5 million associated with the development of additional features and functionality of our platform, which was partially offset by proceeds from the sales of investment in privately held companies and other property of $1.0 million.

Net cash used in investing activities during the six months ended June 30, 2017 of $13.5 million was primarily attributable to purchases of property and equipment of $19.4 million to support additional office space and headcount, and the capitalization of internal-use software costs of $8.5 million associated with the development of additional features and functionality of our platform, which was partially offset by proceeds from the sales of an investment in a privately held company and other property of $14.5 million.

Net cash used in investing activities during 2017 of $32.4 million was primarily attributable to purchases of property and equipment of $32.5 million to support additional office space and headcount, and the capitalization of internal-use software costs of $15.3 million associated with the development of additional features and functionality of our platform, which was partially offset by proceeds from the sales of investment in privately held companies and other property of $15.5 million.

Net cash used in investing activities during 2016 of $46.9 million was primarily attributable to purchases of property and equipment of $30.4 million to support additional office space and headcount, and the capitalization of internal-use software costs of $15.8 million associated with the development of additional features and functionality of our platform.

Cash Flows from Financing Activities

Cash used in financing activities during the six months ended June 30, 2018 of $4.5 million was primarily due to cash paid of $3.2 million for the satisfaction of tax withholding obligations for the release of RSUs and principal payments on our credit facilities of $1.5 million.

Cash provided by financing activities during the six months ended June 30, 2017 of $2.1 million was primarily due to cash received of $6.4 million for tenant improvement reimbursements under our financing lease, partially offset by cash paid of $3.9 million for the satisfaction of tax withholding obligations for the release of RSUs and net cash paid of $0.5 million related to the refinancing of our credit facilities.

Cash used in financing activities in 2017 of $0.6 million was primarily the result of cash paid of $6.9 million for the satisfaction of tax withholding obligations for the release of RSUs, net cash paid of $2.1 million related to the refinancing of our credit facilities, partially offset by cash proceeds of $8.4 million for tenant improvement reimbursements under our financing lease.

Cash provided by financing activities in 2016 of $0.6 million was primarily due to cash proceeds of $21.9 million net of repayments related to the refinancing of our credit facilities, $5.5 million of tenant improvement reimbursements under our financing lease and $0.2 million from stock option exercises, partially offset by cash paid of $11.9 million for the satisfaction of certain tax withholding obligations for the release of RSUs and $15.1 million related to our acquisition of TechValidate (as such consideration was contingent and payment was not made soon after the acquisition date).

Contractual Obligations

Our principal commitments consist of obligations under our credit facilities leases for office space. As of June 30, 2018, the future non-cancelable minimum payments under these commitments were as follows:

	Payments Due by Period
(in thousands)	Total	Remainder of 2018	2019	2020	2021	2022	2023	Thereafter
Credit facilities(1)	$322,000	$1,500	$3,000	$3,000	$3,000	$28,000	$3,000	$280,500
Interest payments on credit facilities(1)	121,391	11,115	21,893	21,745	21,479	20,146	19,496	5,517
Facility leases(2)	138,590	6,390	13,023	13,051	12,209	12,305	12,739	68,873

Total contractual obligations	$581,981	$19,005	$37,916	$37,796	$36,688	$60,451	$35,235	$354,890

(1)

Represents the principal balances and related interest payments to be paid in connection with the 2017 Credit Facility. For additional information regarding our credit facilities, see Note 13 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. Interest payments on our credit facilities are based upon the applicable interest rates as of June 30, 2018 and are subject to change in future periods.

(2)

Primarily represents financing obligation payments on corporate headquarters as well and lease payments on our other facilities. The amounts above exclude expected sublease payments to be received of approximately $12.9 million. Additionally, we have approximately $0.8 million in facility obligations, net of estimated sublease income, for certain vacated locations in accrued restructuring on our consolidated balance sheets at June 30, 2018. For additional information regarding our facility lease obligations, see Note 8 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

As of June 30, 2018, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Segment Information

We operate as a single operating segment. Our chief operating decision makers, or CODMs, are our Chief Executive Officer and Chief Financial Officer/Chief Operating Officer, who review our operating results on a consolidated basis in order to make decisions about allocating resources and assessing performance for the entire company. Our CODMs use one measure of profitability and do not segment our business for internal reporting.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate and foreign currency exchange risks.

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is generally the U.S. dollar. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other non-operating income (expense), net in the statement of operations.

We have foreign currency exchange risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the Euro, the British Pound Sterling, the Australian dollar, the Canadian dollar, the Japanese Yen and the Brazilian Real. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, sales or expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business.

From time to time, we may enter into foreign currency derivative contracts to reduce the risk that our cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. During 2016 and 2017 and the six months ended June 30, 2017 and 2018, we did not have any derivative financial instruments. A hypothetical 10% change in foreign currency exchange rates for 2017 and the six months ended June 30, 2018 applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

As of December 31, 2017 and June 30, 2018, we had cash and cash equivalents of $35.3 million and $43.4 million, respectively, which consisted primarily of bank deposits and money market funds. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. For 2017 and the six months ended June 30, 2018, a hypothetical 10% change in interest rates would have not had a material impact on our financial statements.

As of December 31, 2017 and June 30, 2018, we had borrowings under our credit facilities comprising $323.5 million and $322.0 million aggregate principal value, respectively. Loans under the credit facilities accrue interest based upon, at our option, either at a base interest rate or a reserve adjusted LIBOR rate, in each case plus an applicable margin. As of December 31, 2017 and June 30, 2018, a 100 basis point increase in LIBOR would result in an increase in interest payments on our debt of $2.6 million and $4.1 million, respectively.

Internal Control Over Financial Reporting

In connection with the audits of our 2016 and 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under our build-to-suit lease arrangements for our current corporate headquarters, we incurred tenant improvement costs which were reimbursed by the landlord. We had recorded the reimbursements as cash flows from investing activities; however, these reimbursements should have been recorded as cash flows from financing activities. The error resulted from a material weakness in our internal control over financial reporting. We have addressed this material weakness by enhancing the expertise of our finance and accounting staff and updating our accounting policy. We have properly recorded these reimbursements in our 2016 and 2017 audited consolidated financial statements as cash flows from financing activities. We believe that the material weakness has been remediated; however, we will continue to perform an ongoing evaluation of the enhancements to our design and operating effectiveness of our internal control over financial reporting through the end of our annual reporting cycle.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, or ASC 606. ASC 606, as modified through other ASUs issued subsequent to ASU 2014-09, supersedes all existing revenue recognition requirements and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer.

On January 1, 2018, we adopted the requirements of ASC 606 using the full retrospective transition method. The primary impact of adopting ASC 606 relates to the deferral of incremental sales commissions incurred to obtain subscription contracts. Prior to the adoption of ASC 606, such costs were expensed as incurred. We amortize these costs on a straight-line basis over an estimated period of benefit, determined to be four years.

Revenue Recognition

We generate substantially all of our revenue from the sale of subscriptions to our survey software products including subscriptions to our purpose-built solutions. The revenue we generate from one purpose-built solution that is delivered and recognized at a point in time is not significant. We normally sell each of these products in separate contracts to our customers and each product, including purpose-built solutions, is distinct. Our policy is to exclude sales and other indirect taxes when measuring the transaction price of our subscription agreements. We account for revenue contracts with customers through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

For subscription products, we provide customers the option of monthly, annual or multi-year contractual terms. In general, our customers elect contractual terms of one year or less. Subscription revenue is recognized on a daily basis ratably over the related subscription term. Access to our subscription product is an obligation representing a series of distinct services (and which comprise a single performance obligation) that we provide to our end customer over the subscription term. We recognize the majority of our revenue ratably because the customer benefits from access to our products throughout the subscription term.

We generally invoice our customers at the beginning of the term on a monthly or annual basis. Our contracts are generally non-cancellable and do not contain refund-type provisions. Our contracts do not contain a significant amount of variable consideration as the price of our subscription offerings are generally fixed at contract inception. Based on the invoicing structure and related subscription term, we determined our contracts do not contain a financing component. We applied the practical expedient in ASC 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether transfer of control to customers has occurred.

We record contract liabilities to deferred revenue when cash payments are received or due. Deferred revenue consists of the unearned portion of customer billings.

Deferred Commissions

Certain commissions earned by our salesforce are considered to be incremental and recoverable costs of obtaining a contract with a customer. Such costs are deferred and amortized on a straight-line basis over their estimated period of benefit of generally four years. We estimated the period of benefit by considering factors such as historical customer attrition rates, the useful life of our technology and the impact of competition in our industry. There was no impairment loss in relation to the deferred costs for any period presented.

Stock-Based Compensation

We recognize stock-based compensation expense for all share-based payments to employees based on their estimated grant-date fair values determined in accordance with the provisions of ASC 718, Compensation-Stock Compensation. For time-based equity awards, stock-based compensation expense is recognized on a straight-line basis over the award’s requisite service period, which is generally four years. We recognize the fair value of our performance-based restricted stock units (which contain both a service condition and a Performance Vesting Condition) using the accelerated attribution method. We account excess tax benefits from stock-based compensation expense in earnings, which are substantially offset by a valuation allowance and account for forfeitures as they occur.

We estimate the fair values of its stock options using the Black-Scholes-Merton option-pricing model for options granted at-the-money and Lattice-Binomial option valuation model for out-of-the-money option grants. We estimate fair value of our restricted stock units and restricted stock awards based on the fair value of the underlying common stock.

Determining the grant date fair value of stock options using the aforementioned valuation models requires management to make assumptions and judgments. If any of the assumptions used in the valuation models change significantly, stock-based compensation expense for future awards may differ materially compared with the awards granted previously. The assumptions and estimates are as follows:

•

Expected Term: As we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we determine the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period for awards granted at-the-money. For awards granted out-of-the-money, the expected term was adjusted to also consider the estimated period for those options to become in-the-money.

•

Expected Volatility: As we do not have sufficient trading history of our common stock, stock price volatility is estimated at the applicable grant date by taking the weighted-average historical volatility of a group of comparable publicly-traded companies over a period equal to the expected life of the options.

•

Expected Dividend Rate: We have not paid and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future; therefore, the expected dividend yield is assumed to be zero.

•

Risk-Free Interest Rate: We determined the risk-free interest rate by using a weighted average assumption equivalent to the expected term based on the U.S. Treasury constant maturity rate as of the date of grant.

Additionally, due to the absence of an active market for our common stock, we obtain third-party valuations (prepared contemporaneously in connection with grants of share-based payments) to estimate the fair value of our common stock for purposes of measuring stock-based compensation expense to be recognized. The third-party valuations are prepared using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Additional factors considered in preparing the third-party valuations are as follows:

•	market multiples of comparable public companies in our industry as indicated by their market capitalization and guideline merger and acquisition transactions;

•	our performance and market position relative to our competitors, who may change from time to time;

•	our historical financial results and estimated trends and prospects for our future performance;

•	the economic and competitive environment;

•	the likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of us, given prevailing market conditions;

•	any adjustments necessary to recognize a lack of marketability for our common stock; and

•	precedent sales of or offers to purchase our capital stock.

Changes in the input assumptions outlined above can affect the fair value estimates used to measure stock-based compensation expense to be recognized.

In valuing our common stock, our board of directors determined the equity value of our company using both the income and market approaches. The income approach estimates value based on the future cash flows that a business expects to generate. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value of the residual value (if any) of the business at the end of the projected period to calculate the business enterprise value. The market approach estimates value based on a comparison of our company to comparable public companies or comparable transactions of companies in a similar line of business. A representative market multiple is determined based on the comparable public companies or transactions and then applied to our financial results to estimate the business enterprise value.

Prior to May 2018, the equity valuation was based on both the income and market approaches. For options granted starting in May 2018, we have used a probability weighted expected return method, or PWERM, to determine the fair value of our common stock. Under the PWERM, the value of equity securities are estimated based upon an analysis of future values for the enterprise, assuming various outcomes. Our approaches included the use of initial public offering scenarios and a scenario assuming continued operation as a private entity with a future exit.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, comparable transactions and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant.

Restricted Stock Units and Restricted Stock Awards

The fair value of the restricted stock units (including those that are performance-based) and restricted stock awards was determined based on the fair value of our common stock on the grant date.

Beginning in the second quarter of 2015, we granted RSUs that generally vest upon the satisfaction of both a service-based vesting condition and the Performance Vesting Condition, and compensation expense is recognized using the accelerated attribution method. The service-based vesting condition for these awards is generally satisfied over four years. The Performance Vesting Condition occurs on the earlier of (i) a public offering pursuant to a registration statement under the Securities Act on an active trading market or, for certain RSUs, the expiration of the lock-up period associated with such public offering and (ii) an acquisition or change in control of us or, for certain RSUs, an acquisition or change in control of us where the consideration paid for our stock is cash, publicly traded equity securities or a combination of both. As of December 31, 2017 and June 30, 2018, we had not recognized any stock-based compensation expense related to these grants as the Performance Vesting Condition has not been satisfied. Upon satisfaction of the Performance Vesting Condition, we will recognize the cumulative amount of stock-based compensation expense for services already rendered and any remaining unrecognized stock-based compensation expense will be recognized, using the accelerated attribution method, over the remaining requisite service period.

Stock-based compensation expense is recognized only for those RSUs that are expected to meet the service-based vesting condition and Performance Vesting Condition. As of June 30, 2018, achievement of the Performance Vesting Condition was not probable. A change in control event and effective registration statement are not deemed probable until consummated. If our initial public offering had occurred on June 30, 2018, we would have recognized $80.9 million of stock-based compensation expense for all RSUs that had fully satisfied the service-based vesting condition on that date, and would have approximately $41.0 million of unrecognized compensation cost that represents the grants that have not met the service condition as of June 30, 2018, which would be expected to be recognized through the year ending December 31, 2022.

Business Combination

When we acquire a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to non-operating income (expense) in the consolidated statement of operations.

Impairment of Goodwill and Acquired Intangible Assets

Goodwill is not amortized but rather tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the carrying value of goodwill exceeds our implied fair value. We did not recognize any impairment of goodwill during each of 2016 and 2017 and the six months ended June 30, 2017 and 2018.

Goodwill is evaluated for impairment annually on November 1, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows.

Acquisition intangible assets consist of primarily of technology, customer relationships and trade names. Purchased intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives following the pattern in which the economic benefits of the assets will be consumed, generally straight-line. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of amortizable long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that acquisition intangible assets should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of the amortizable long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over its fair value.

Recently Issued and Adopted Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, or ASC 606. ASC 606, as modified through other ASUs issued subsequent to ASU 2014-09, supersedes all existing revenue recognition requirements and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASC 606 was effective for public companies with fiscal years beginning after December 15, 2017.

On January 1, 2018, we adopted the requirements of ASC 606, Revenue from Contracts with Customers, using the full retrospective transition method. The impact of adopting the new standard on our revenue for the historical periods presented was not material. The primary impact of adopting ASC 606 relates to the deferral of incremental sales commissions incurred to obtain subscription contracts. Prior to the adoption of ASC 606, such costs were expensed as incurred. We amortize these costs on a straight-line basis over a period of benefit, determined to be four years.

The impact of adopting ASC 606 is as follows:

•

Consolidated statements of operations impact: A decrease in sales and marketing expense of $0.9 million and $1.0 million for 2016 and 2017, respectively, and $0.7 million for the six months ended June 30, 2017 (unaudited).

•	Consolidated balance sheets impact: An increase in total assets of $2.3 million as of December 31, 2016 and $3.2 million as of December 31, 2017.

Accounting Pronouncements Not Yet Adopted

Leases: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02, as modified through other ASUs issued subsequent to ASU 2016-02, generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. ASU 2016-02 is effective for public companies with fiscal years beginning after December 15, 2018 on a modified retrospective basis and early adoption is permitted. We plan to adopt the requirements of ASU 2016-02 as of January 1, 2019. We continue to evaluate the effect of adopting this guidance on our consolidated financial statements and related disclosures.

Stock Compensation: In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting, to simplify and improve the accounting guidance applicable to equity transactions with nonemployees. The most significant impact of ASU 2018-07 is that, similar to equity awards issued to employees, equity awards issued to nonemployees are accounted for at their grant date fair values pursuant to ASC 718 (rather than at their expected settlement date fair value under current GAAP). ASU 2018-07 is effective for public companies with fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect of adopting this guidance on its consolidated financial statements and related disclosures.

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional information with respect to recent issued and adopted accounting pronouncements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

If you’re reading this letter, you’re curious about SurveyMonkey. We like that. Our mission is to power the curious. We enable individuals and organizations to measure, benchmark and act on the opinions of those who matter most.

The phrase “Knowledge is Power” is over four hundred years old, and it’s never been truer. The rise of the knowledge economy has made us reliant on data for decision-making. Whether serving customers, patients, students, employees, investors or partners, today’s workers need to understand the sentiment of their constituents to serve them better. Nobody hires, spends, invests or launches without bringing data to the fore. And while operational data tells you what is happening in your business, SurveyMonkey tells you why things are happening. We call this “People-Powered Data.”

Whether you work in a multinational corporation, a small business or a nonprofit, you have constituents to serve. Your customers are more demanding than ever. If your level of service isn’t meeting your customers’ needs, they churn. If your ad campaign misses the mark, customers don’t engage. Same goes for your employees. When they aren’t inspired or valued or heard, they leave. The best way for leaders to win is to listen and relentlessly self-improve. There is no silver bullet—ask, listen, improve, repeat.

How we got here

SurveyMonkey was founded in 1999 by Ryan Finley. Today, we have over 16 million active users and over 600,000 paying users across more than 300,000 organizational domains and across 190 countries and territories. SurveyMonkey created the category that we lead today, and this large global footprint of individual subscribers represents a core advantage in our business.

Ryan entrusted the company in 2009 to Dave Goldberg who scaled the business into a global brand. SurveyMonkey embodies who Dave was as a person—curious, helpful, approachable and at the same time powerful. Our strong company culture and business were shaped by his leadership.

Dave died tragically and suddenly on May 1, 2015. Anyone who knew Dave will understand how devastating it was for the company—for all of Silicon Valley, actually—to lose such a visionary. Organizations that suffer that sort of shock can either unravel or rally. We rallied. I believe the company is more empathetic, more resilient and more determined because of Dave’s life and death.

Curiosity starts at home

I’ve been honored to serve on SurveyMonkey’s Board of Directors since December 2009 and as CEO since January 2016. Along the way, our products helped me understand what was important to our customers, employees and stockholders. As a CEO, I see how connecting with our key stakeholders in this way puts SurveyMonkey on the path to relentless self-improvement. Here are a few examples:

Driving employee engagement: Annual reviews get a bad rap for a reason: they’ve earned it. Whether it’s the infrequency, the tedious length or the staleness of the insight by the time it’s collated, this outdated mode of feedback prevents leaders from understanding the health of their teams fast enough to make a difference. We’ve scrapped traditional annual reviews in favor of monthly surveys that take one minute to answer on a mobile device and keep us up to date on employee sentiment. That’s critical in a tight labor market.

Delighting our Customers: The customer may not always be right, but if you’re not listening to them, they won’t be a customer much longer. In industries where incumbents have been disrupted, the cause is often a leadership team that wasn’t agile enough to meet the customers’ needs. Whether they weren’t listening or couldn’t understand, the signals were there. When we launched our Enterprise strategy, we asked our customers how they use SurveyMonkey to glean the insights they need to run their businesses. Their input helped us develop the SurveyMonkey Enterprise platform we offer today.

Developing marketing campaigns that resonate: There’s no excuse for developing messaging and campaigns in a vacuum. We use our own products to get real-time, unfiltered feedback at scale from current and future SurveyMonkey users. I’ve spoken to customers who’ve made a go/no-go decision on a new product or selected a new brand design in days using SurveyMonkey. When you care, you ask questions of the people you’re trying to serve.

Today we serve both individuals and enterprises

Our competitive advantage starts with our highly viral and popular self-serve SurveyMonkey platform, where more than 20 million questions are answered every day. We’ve taken nearly 20 years of learnings from deploying surveys and engineered it into our technology and products with the launch of SurveyMonkey Genius. Over the past two years we’ve expanded our platform to serve enterprise customers with institutional grade features in privacy, security and compliance. We now have integrations with Salesforce, Marketo, Slack, Facebook Messenger, Microsoft Teams and 80+ other third-party tools. Selling SurveyMonkey Enterprise and our new purpose-built software solutions (e.g., CX, Engage, TechValidate, Apply) directly to companies opens up a new market for us to win in the years ahead. It really feels like we’re just getting started.

IPO and beyond

As we enter our next chapter as a public company, I realize how fortunate we are to have a Board of Directors, with members who also serve on the boards of companies like Berkshire Hathaway, Facebook and Intuit. When you’re on a mission to power the curious, it helps to draw on the operational experience of executives and leaders who’ve succeeded at the highest level. Across our board and management team we are proud of the progress we have made with respect to diversity and inclusion, gender equality and providing a path for our people to achieve their full potential. We believe there is a strong correlation between the health of our business and the health of our culture.

Our IPO represents a significant opportunity to highlight our brand and introduce our full product portfolio to a broader audience. We are confident we have the team, the strategy, and the operational rigor to deliver for public stockholders. Going public also affords us a special opportunity to introduce SurveyMonkey for Good, which will allow us to amplify our impact in our industry and the communities in which we work.

Thanks for being curious about SurveyMonkey. If you made it this far, you can probably guess what’s next. We want to hear the opinions and feedback of our prospective public investors, so we can continue to improve. Please open your iPhone camera (or a QR code reader on other phones), move it over the QR code below and answer the six-question survey that pops up in your browser (if you’re curious right now, turn to the next page to see the questions).

Thanks for being curious about SurveyMonkey! 6 quick questions for you. Your replies are greatly appreciated.

1.	Which of these describes your relationship with SurveyMonkey? (Select all that apply)

☐	Media

☐	Potential investor

☐	Employee

☐	Current investor

☐	Customer

☐	Partner

☐	Other (please specify)

2.	When it comes to thinking about the world around you, do you think of yourself as someone who is...?

○	Extremely curious

○	Very curious

○	Somewhat curious

○	Not so curious

○	Not curious at all

3.	Before reading this letter, how familiar were you with SurveyMonkey?

○	Extremely familiar

○	Very familiar

○	Somewhat familiar

○	Not so familiar

○	Not familiar at all

4.	What’s the top thing that stands out to you about SurveyMonkey today?

5.	If the companies you usually interact with took your opinions seriously, do you think they would improve their businesses...?

○	A lot

○	Some

○	Not much

○	Not at all

6.	Based on your experience, which company or organization does the best job of listening and acting on the opinions and feedback of its constituents?

BUSINESS

Overview

We are a leading global provider of survey software products that enable organizations to engage with their key constituents, including their customers, employees and the markets they serve. SurveyMonkey has changed the way people gather feedback by making it easy for anyone to create their own online surveys. Our mission is to power curious individuals and organizations to measure, benchmark and act on the opinions that drive success. Our People Powered Data platform enables conversations at scale to deliver impactful customer, employee and market insights to our over 16 million active users globally.

Our widely adopted cloud-based SaaS platform helps individuals and organizations design and distribute surveys that generate an average of more than 20 million answered questions daily across more than 190 countries and territories. Every day our survey platform is used to collect and analyze feedback for a broad range of use cases, such as collecting NPS data from customers, measuring employee engagement or conducting market research regarding the attributes of a future product offering. Our products drive actionable insights that allow organizations to solve mission-critical business problems, including enhancing customer experience and loyalty, increasing employee productivity and retention and optimizing product and marketing investments.

We believe the success of organizations large and small, for profit and non-profit, depends substantially on their ability to understand the expectations of, and respond effectively to, the feedback of their key constituents. The rise of the internet and the coming of age of the millennial generation have raised the bar for organizations to make informed decisions in the face of rapidly evolving business environments. Businesses that rely solely on intuition and anecdotal experience or traditional market research frequently struggle to anticipate and respond effectively to the evolving needs of their key constituents. As technology has enabled the collection of data at much greater scale and speed, massive amounts of information have been injected into the decision making process. Organizations have invested heavily in “Big Data” solutions, which are designed to collect and extract information that provides visibility into the observed behavior of key constituents. However, information from Big Data alone is often insufficient to inform decision making as it fails to capture the human voice. The human voice, captured at scale in real-time and in a structured manner is what we refer to as People Powered Data. Big Data captures the “what.” People Powered Data captures the “why.” Understanding the “why” enables organizations to make better decisions that can drive optimal outcomes.

We build products that enable individuals and organizations of all sizes to collect and analyze People Powered Data. Our survey platform is powerful, flexible and easy-to-use, supported by a business model that fosters broad distribution. This has enabled us to democratize access for people to engage with their key constituents. Our survey platform leverages SurveyMonkey Genius, our proprietary, AI-based survey creation assistant, which uses insights extracted from our massive data set to guide and optimize survey creation. For organizations, we offer SurveyMonkey Enterprise, which extends our survey platform with enhanced capabilities including managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications. This enables our users to customize and distribute more tailored questions for their target audience. As a result, our products enable higher quality insights to be delivered in real-time. To serve the needs of more advanced users in organizations of all sizes and across all industries, we have developed purpose-built solutions to provide enhanced value across three key areas: customers, employees and the markets that these organization serve. These purpose-built solutions incorporate specific workflows, benchmarking data and preconfigured analyses to enhance the value our customers can derive from our solutions.

We have a powerful, capital-efficient, self-serve business model that is fueled by the virality of our survey platform. We believe our brand is synonymous with high quality, easy-to-use products. A study we conducted in 2017 showed that 45% of business users who utilize online survey software consider SurveyMonkey to be their survey platform of choice, nearly double the second most recognized alternative, a lightweight tool, and nearly seven times the third-most recognized alternative, an enterprise feedback software application. The strength of our brand enables us to rapidly and cost-effectively acquire new users through organic online searches, paid online marketing and word-of-mouth referrals. In addition, every person who takes a survey is a potential future active user, and we seek to capitalize on that opportunity through end-of-survey marketing designed to encourage respondents to create accounts and become users. Approximately 80% of our new individual paying users come to us directly through our website or organic online search. We augment our self-serve business with a highly targeted, direct selling effort that focuses on organizations of all sizes with an existing base of individual self-serve SurveyMonkey users. We use our proprietary, signal-based system, Customer 360, to analyze usage patterns within our customer base, identify high value opportunities and automatically provide leads to our sales team.

Since our founding, we have attracted an aggregate of over 60 million registered users to our survey platform globally. Of those registered users, over 16 million users were active within the past year. We have over 600,000 paying users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. Based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, including small and medium businesses, multinational corporations, educational institutions, government agencies and non-profits.

We have a history of delivering revenue growth. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our revenue was $207.3 million, $218.8 million, $106.5 million and $121.2 million, respectively. For 2016 and 2017, our core revenue was $192.1 million and $214.0 million, respectively, representing year-over-year growth of 11.4%, and for the six months ended June 30, 2017 and 2018, our core revenue was $102.1 million and $121.2 million, respectively, representing period-over-period growth of 18.7%.

We have also delivered strong cash flow from operations. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, we generated cash flow from operations of $35.8 million, $45.0 million, $14.8 million and $22.0 million, respectively. For 2016 and 2017, and for the six months ended June 30, 2017 and 2018, our free cash flow was $(4.9) million, $5.6 million, $(6.7) million and $11.8 million, respectively, which included cash payments for interest on our long-term debt of $19.8 million, $19.9 million, $10.0 million and $10.8 million, respectively, a one-time deferred payment of $7.7 million in the first quarter of 2017 related to our acquisition of TechValidate and $4.3 million in third-party fees related to the refinancing of our credit facilities in the second quarter of 2017.

We incurred net losses of $76.4 million, $24.0 million, $19.1 million and $27.2 million for 2016 and 2017, and the six months ended June 30, 2017 and 2018, respectively, as we continue to invest in our business to capture our large market opportunity.

Core revenue and free cash flow are not financial measures under U.S. generally accepted accounting principles, or GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for explanations of how we calculated these measures and for reconciliations to the most directly comparable GAAP financial measures.

Industry Background

The success of organizations depends on their ability to understand the expectations of and respond effectively to the feedback from their key constituents, including their customers, employees and the markets they serve. As such, the collection and analysis of feedback is critically important to decision making in organizations, regardless of size or industry.

The nature of engagement between organizations and their key constituents is changing

The nature of engagement between organizations and their key constituents is fundamentally changing by becoming more open, bi-directional and frequent. Internet-enabled business models, together with rapidly evolving societal changes have revolutionized constituent expectations for service, speed and experience. Smartphones, social media and the internet have democratized access to information and empowered individuals with a voice and an audience. Platforms have risen to collect and amplify feedback, such as customer feedback on Yelp, employee feedback on Glassdoor, opinion endorsement on Twitter and the expression and exchange of broad sentiment on Facebook. In addition, generational change has emboldened employees and consumers to express their opinions more openly. These constituents demand that organizations react to their feedback with action and their expectations are continually growing, driven by positive experiences with forward-thinking organizations that listen to their feedback and focus on their needs.

These changes have raised the bar for organizations everywhere to adapt to rapidly changing business environments, and have amplified the consequences of inaction. For example, according to a 2016 Ovum research report, 82% of customers surveyed have stopped doing business with a brand following a bad experience. According to the Gallup 2016 State of the American Workplace report, failure to keep employees actively engaged costs the United States $483 billion to $605 billion each year in lost productivity. In addition, according to a Harvard Business School Working Knowledge article from 2011, 95% of all consumer product launches fail. Organizations that ignore, misinterpret or react too slowly to feedback risk falling behind the competition.

Organizations need constituent feedback to derive actionable insights for decision making

Big data has been seen as a way to move business decisions away from being overly reliant on intuition and anecdotal experience. Data about the observed behavior of key constituents are now vital to how businesses run. However, Big Data alone is insufficient to optimize decision making. A study by IDC projects that by the end of 2025 only 15% of global data will be tagged, and of that, only 20% will be analyzed and approximately 6% will be useful. We believe these studies indicate that organizations struggle to find actionable insights from Big Data alone. For example, companies often find it difficult to develop effective pricing strategies because they have huge quantities of customer data that provide seemingly conflicting signals. Similarly, employers have difficulty implementing effective policy changes without collecting direct feedback from their employees, risking higher employee disengagement and attrition. In addition, organizations find that advertising campaigns can be ineffective or even harmful if they do not correctly anticipate the reaction in all the markets they serve.

To make good decisions, organizations need to marry Big Data with the voice of their key constituents: what customers think of their products, how to attract and retain the best talent and what products prospective customers want. People Powered Data complements Big Data, allowing organizations to see beyond basic trends and better understand the issues on which their key constituents are focused. People Powered Data, coupled with Big Data, can more effectively inform everything from investments to pricing decisions to resource allocations to marketing campaigns.

Employees are increasingly empowered to make decisions

Decision making within organizations has become increasingly decentralized. Employees throughout organizations are directly collecting and analyzing feedback, and the access to information enables more decisions to be made at more levels throughout the organization. This accelerates the operating speed of the organization and increases accountability for decision making at all levels. In turn, management is increasingly empowering employees to collect feedback and make decisions based on this feedback. As this data set is aggregated, organizational leadership is also using these insights to improve organization-wide decision making.

The way technology is adopted, deployed and used is evolving

As organizations become more data-centric at all levels and employees become more empowered, the way technology is adopted, deployed and used is evolving. The initial adoption and purchase of technology within an organization is increasingly being driven by business users rather than centralized IT departments. These users seek the best tools for the job and prioritize products that are intuitive and easy-to-use, accessible to individuals with varying levels of technical sophistication, and conducive to collaboration within teams and across business lines. This has given rise to products that drive adoption through viral and self-serve business models which seek to quickly establish and grow a broad base of users. For example, products such as Dropbox for storage and file sharing, Atlassian for developer workflow management, Pluralsight for technical training, LinkedIn for professional networking, GitHub for software development and Google’s G Suite for collaborative documents and spreadsheets all rely on a self-serve model and are specifically designed to be easy-to-use, mobile-optimized and seamlessly integrated with third-party applications.

As technology is increasingly adopted organically within an organization, the IT department often takes notice and determines whether the organization should deploy it broadly. IT departments require managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications as they build out suites of best-of-breed SaaS products to power their organizations. Based on these trends, the winning solution in a business environment is one that is naturally adopted by users and blessed by IT departments.

Limitations of Traditional Approaches to Collecting and Understanding Feedback

In today’s connected world, it has become imperative that organizations make decisions based on timely and accurate feedback from their constituents. Historically, because of the limitations associated with traditional methods of collecting and understanding feedback, many organizations relied on data that was inaccurate, incomplete or no longer relevant, or on their intuition and anecdotal experience.

There are several feedback channels available to organizations, each of which has historically limited their ability to garner actionable insights from constituents. These include:

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In-house and outsourced research: Specialized internal teams or external agencies and consulting firms focused on research. These teams are typically staffed on a project basis and are primarily focused on collecting, analyzing and synthesizing data.

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Enterprise feedback software: Software and services deployments designed to manage the survey creation and collection and analysis of responses. These tools tend to focus on the needs of technically-oriented professionals whose core function is collecting feedback.

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Lightweight digital tools: Digital tools designed to create and distribute simple surveys across small sets of individuals and for limited data sets. These tools tend to be oriented toward users who do not require sophisticated feedback or analysis.

Ultimately, the above approaches fall short as they are susceptible to one or more of the following limitations:

Requires research expertise

Enterprise feedback software often requires significant expertise and specialized knowledge that business users do not possess. Business users are dependent upon internal or external research specialists to operate these systems. Relying on specialized research resources is cumbersome and requires time-consuming, multi-step processes to perform fundamental tasks such as collecting and analyzing employee feedback around a new initiative or customer feedback around a potential pricing promotion. In addition, research specialists are experts in methodology but often lack business context. This divide between users seeking insight and specialists lacking business context creates inefficiencies and frustrations. Dependency on specialized resources limits an organization’s ability to rapidly execute on multiple projects and reduces the number of projects an organization can undertake.

Low quality data

High quality insights require reliable methodology, the right respondent audience, sufficient response volume and strong analytic capabilities. Certain data collection practices fail to yield quality insights because they are inherently susceptible to low quality results that can be inaccurate and misleading. Specific sources of inaccuracy include:

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Flawed methodology: Asking the wrong questions or structuring the questions in the wrong way significantly impacts the quality and accuracy of the data collected. To compound this issue, technology is driving rapid evolution in research methodology. What makes a good survey today is different from what it was a decade ago, and the pace of change is accelerating. For example, administering and responding to a survey on a smartphone is enormously different from both the desktop experience and what it is like to have dinner interrupted by a telephone call.

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Low response rates: Traditional market research can be difficult for respondents to engage with, forcing them to answer a survey through only certain modes, or demanding a significant portion of their time, which can dramatically reduce response rates.

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Non-representative sample: The respondent base to which the survey is sent may not be representative of the larger population, potentially leading to incorrect inferences being drawn from the data. Traditional market researchers are facing growing difficulty in obtaining representative samples and are becoming increasingly reliant on small groups of active survey takers, presenting further data quality challenges.

Even when alternative tools have proper methodology, sufficiently high response rates and a representative sample set to generate meaningful data, they often have limited analytic capabilities, which inhibit the ability to derive actionable insights.

Tradeoff between functionality and usability

Other approaches typically involve a tradeoff between functionality and usability that limits their value to organizations. Enterprise-oriented products that offer functionality such as complex survey creation, sophisticated analytical capabilities and enterprise-grade security typically have a more limited deployment within the organization as they lack the ease-of-use to make them readily accessible to non-technical business users. By contrast, lightweight tools that are accessible to business users generally lack enterprise functionality. These tools do not provide survey development and analysis functionality or have the manageability, interoperability and security that enterprises require. Lightweight tools also yield limited insights and often struggle to deal with complex, large-scale feedback-gathering demanded by organizations. The choice between enterprise tools with limited deployment and lightweight tools providing minimal insights has made it challenging for organizations to foster real-time, in-depth engagement with their constituents that allows for greater success.

Expensive and slow

Enterprise software can require significant time and cost to install and deploy and often necessitates professional services for installation, deployment, training and ongoing operational support. The nature of these business models has resulted in usage-based pricing—which scales with response and/or survey volume—often making it more difficult for customers to predict and manage costs.

Approaches requiring internal or external consultants, agencies or specialists are also expensive and slow as they require costly resources, significant scoping and manual techniques for collection and analysis of data.

In addition, methodology adjustments made to these approaches frequently require restarting the entire process, further increasing the total potential process length and costs.

By the time results are generated with these approaches, they can often be outdated and no longer valuable to users.

Our Market Opportunity

We estimate the U.S. market opportunity for our People Powered Data platform to be approximately $25 billion, and our worldwide opportunity to be significantly larger. We calculate our U.S. market opportunity by multiplying the total number of U.S. knowledge workers, defined as management, professional and related occupations according to the U.S. Bureau of Labor Statistics, by our annual average revenue per paying user. For the six months ended June 30, 2018, 36% of our revenue was from customers outside of the United States. Further, Gartner estimates, in Gartner Market Databook, 2Q18 Update, 20 July 2018, that the United States will represent approximately 50% of total global software spend in 2018 (calculations performed by SurveyMonkey). Based on this, we believe that our aggregate global opportunity is significantly larger than our U.S. market opportunity.

We believe there is substantial third-party validation for our market opportunity. We address portions of three principal segments of existing software and market research spend: customer experience management, talent management software and market research. MarketsandMarkets estimates that approximately $6 billion was spent on customer experience management worldwide in 2017. Technavio estimates the global talent management software spend in 2018 at approximately $7 billion. Based on ESOMAR’s Global Market Research 2017 report, the market research industry in 2016 was $45 billion.

SurveyMonkey

SurveyMonkey is a leading global provider of survey software products. SurveyMonkey has changed the way people gather feedback by making it easy for anyone to create their own online surveys. Our mission is to power curious individuals and organizations to measure, benchmark and act on the opinions that drive success. Our People Powered Data platform enables conversations at scale to deliver impactful customer, employee and market insights. Our over 750 employees are dedicated to fueling the curiosity of over 16 million active users globally.

Powering the Curious

Measure

We empower survey creators to measure constituent feedback. We have designed our products to optimize the quality of constituent feedback and maximize response rates. Our library of customizable survey templates and certified questions, designed by a team of survey scientists and further enhanced by our machine learning and AI-based analysis of the millions of surveys on our survey platform, facilitates an easy-to-use and methodologically-sound survey creation process.

Benchmark

We enable survey creators to analyze and benchmark the data they have collected. Our benchmarking capabilities allow our customers to assess constituent feedback accurately and compare themselves to industry, geographic and functional baselines as well as their own past performance and internal trends. For example, we have an extensive database of NPS data that covers everything from small organizations to large corporations across a broad range of industries. This database allows our customers to put their NPS results in context relative to the NPS range for organizations in their industry.

Act

We turn the voice of people into actionable data. Our products enable the filtering and comparing of data by cohort, geography, gender, time period, collection method and more. We help customers weave together data to form a narrative that answers the “why,” which enables them to better understand customer and employee attitudes, predict market appetite and identify meaningful opportunities more quickly. Our products integrate with a customer’s existing system of record, allowing them to implement the insights collected into new and existing workflows. This allows our customers to improve retention and satisfaction of their customers, maximize employee engagement and retention and tailor new products to the demands of prospective customers.

How We Enable Our Customers

Survey Platform

We offer free basic access to our survey platform for individuals, the majority of whom use it for business purposes. Our basic offering gives users the ability to quickly create and deploy simple surveys. Individuals can upgrade to our paid subscription offerings, which include additional features and functionality such as more complex survey capabilities, an unlimited number of surveys, questions and responses, advanced analytics, branding control, 24/7 support and team collaboration. We design our surveys to maximize response rates and be easy-to-use and targeted across multiple points of interaction such as email, web, mobile, messaging apps and social media. As surveys are being created, SurveyMonkey Genius guides the process. It provides question and answer recommendations to drive quality, speed and confidence for survey creators. SurveyMonkey Genius also immediately estimates how user-created surveys will perform and gives survey creators actionable recommendations for how to improve them. The system provides grading across three dimensions: overall assessment, estimated completion rate and estimated time to complete. Survey creators receive specific recommendations to improve their survey, including adjusting the number, order, format and length of questions.

SurveyMonkey Enterprise

While our products are accessible to individuals with varying levels of technical sophistication, the enterprise-grade version of our survey platform, SurveyMonkey Enterprise, provides enhanced capabilities, including managed user accounts, enterprise-grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications. Pricing for our SurveyMonkey Enterprise deployments is negotiated with organizations based on functionality and number of users.

Purpose-Built Solutions

We have developed or acquired several purpose-built solutions that extend the power of our survey platform to enhance our value proposition to organizations across three key constituencies: customers, employees and the markets they serve.

Customers

SurveyMonkey CX: Our turn-key NPS solution that transforms customer feedback into actionable insights that drive improved decision making and business outcomes.

TechValidate: Our marketing content automation solution that gives users an efficient process to collect customer feedback at scale and then automatically convert it into powerful validated marketing content.

Employees

SurveyMonkey Engage: Our employee-focused solution tracks and measures employee experiences to help organizations attract and retain talent and pinpoint challenging areas before they become problems.

Markets

SurveyMonkey Audience: Our market-focused solution enables organizations to easily gain real-time feedback from millions of qualified panelists, powered by our proprietary panel of more than 1.4 million U.S. consumers and augmented by global partners to reach additional consumers in over 100 countries around the world. SurveyMonkey Audience allows our users to gain insights from cohorts of consumers selected by key demographic attributes with whom they do not have a direct relationship.

Customer 360

Customer 360 is our proprietary, signal-based system fueled by our data science models that analyzes usage patterns and signals across our entire user base to identify opportunities to convert active users to paying users, upsell organizations to enterprise accounts, expand existing enterprise relationships and cross-sell purpose-built solutions. Specifically, Customer 360 monitors signals within an organization, such as total active users, number of surveys deployed, total new accounts in the last six months, total paid subscriptions, type of questions asked and user profiles and surfaces prioritized opportunities for our Sales and Success team. We believe Customer 360 will allow us to upsell organizations to SurveyMonkey Enterprise, expand existing deployments of SurveyMonkey Enterprise and cross-sell purpose-built solutions in a highly efficient manner.

Benefits of our Products

We believe our reputation is driven by the following primary benefits of our survey software products:

Easy-to-use

We designed our survey platform for broad adoption within and across organizations for virtually any use case. We have revolutionized the feedback gathering process through ease of use, broad availability and delightful user experience. Users can begin using SurveyMonkey within minutes with no training. We enable non-technical business users to create robust surveys quickly, leveraging our expert templates and certified questions. We have sophisticated analytics tools that evaluate survey responses to provide in-depth feedback analysis to business users without requiring such users to have specialized knowledge or expertise. With the power of our survey platform even the most basic users can create and deploy surveys and analyze the results without needing other research specialists.

Quality of data insights

Our products are used to deliver high quality insights in real-time. Cumulatively, approximately 47 billion questions have been answered on our survey platform by over 5 billion survey respondents. For the three months ended June 30, 2018, we had an average of approximately 2.5 million survey respondents per day. This wealth of experience, coupled with SurveyMonkey Genius, allows us to help survey creators craft their surveys with best practices in question writing and survey structure. Our brand recognition, intuitive user interface, and ease of use across web, mobile and other channels drive strong response rates and accelerate time to respond. Additionally, SurveyMonkey Audience offers survey creators the ability to target representative samples of respondents from our proprietary panel of more than 1.4 million U.S. consumers, augmented by global partners to reach additional consumers in over 100 countries around the world. No matter how massive the survey, our analytics and benchmarks quickly power insights and themes on constituents’ opinions and reveal areas of improvement for the organization. Automatically-generated reports and customizable charts can be shared broadly throughout an organization, enabling insightful data to be acted upon and driving more effective decision making.

Scalable, flexible and robust

The wide array of organizations we serve includes small and medium businesses, multinational corporations, educational institutions, government agencies and non-profits. In order to serve the varying needs of these organizations, we have developed a suite of products that are flexible across use cases and scalable across organizations of all sizes. Our survey platform can be tailored for simple surveys sent to a handful of people asking yes or no questions to highly specialized surveys sent to millions of respondents for election polling. Our survey platform is used in over 190 countries and territories, and users can use our products in 16 languages and can deploy a survey in 57 languages.

Our survey platform is intuitive and easy-to-use, making it accessible to stakeholders across organizations without implementation, professional services or training. While any user can utilize and generate valuable insights on our platform, our products also meet the requirements of the most stringent enterprises. Our survey platform provides managed user accounts, enterprise grade security, customized company branding, sophisticated collaboration capabilities and deep integrations with a broad set of leading software applications. This combination of ease-of-use and enterprise functionality enables business users with business context to design and distribute surveys, allowing them to engage with their constituents in real-time to optimize business outcomes.

Rapid time to value and strong return on investment

Our survey platform can be installed and deployed quickly—in some cases within minutes—without specialized skills, and readily integrates with a broad range of leading enterprise applications. Our intuitive products require minimal time to implement and deploy, empowering users to gain actionable insights quickly and while they are still relevant. Our products are not only fast, but deliver deep value by providing users with insights and analysis into what their constituents are focused on. Our products seamlessly integrate with software and application partners, such as Salesforce, Marketo, Oracle, Microsoft, Google and Slack. These integrations allow users to distribute surveys across multiple channels to reach respondents wherever they are and to embed People Powered Data directly into their existing systems of record to further increase the value users can derive from them. For example, Marketo users can use SurveyMonkey to quickly collect prospect and customer feedback, and instantly apply the insights to score potential leads.

We believe our products deliver significant value to our customers at an attractive cost. Our products can be deployed without implementation, professional services or training. Additionally, we offer user-based pricing for our survey platform, which gives organizations cost visibility and predictability. We believe our pricing gives us a substantial cost advantage versus competing products.

Our Strengths

We believe our strengths will allow us to maintain and extend our position as a leading global provider of survey software products.

Trusted and established brand

We believe SurveyMonkey is a category-defining global brand. Our products are inherently viral; by sending surveys through our survey platform, our users build awareness on our behalf. According to a recent poll we conducted on a third-party survey platform, our brand awareness in our largest target markets is approximately 79%. We believe our significant brand awareness and viral product usage allows us to attract approximately 80% of our individual paying users organically, resulting in a highly-efficient customer acquisition model.

We have enhanced the reach and strength of our brand through partnerships. For example, we partner with major news organizations, including NBC News, CNBC, the New York Times, the Washington Post and Fortune, and specialized news sources, such as Axios, Vanity Fair and the Undefeated, to provide critical insights to power richer storytelling on salient and timely issues. Together with our partners, we have done ground-breaking work around issues including diversity and inclusion, millennials, consumer confidence, employee engagement and politics.

Massive user base

Since our founding, we have attracted an aggregate of over 60 million registered users to our survey platform globally. With over 16 million active users in more than 190 countries and territories, we believe we are the most widely used survey product globally. This broad-based familiarity with our products gives us a scale advantage versus our competitors. The surveys sent by our users increase our brand awareness, drive further virality and contribute valuable data that we use to strengthen our survey platform via AI and machine learning. Additionally, we have paying users across more than 300,000 organizational domains, giving us a significant opportunity to convert many of these organizations to SurveyMonkey enterprise customers.

Powerful business model

We have a powerful, capital-efficient, self-serve business model that is fueled by the virality of our survey platform. Due to our strong brand recognition, approximately 80% of our new individual paying users come to us directly through our website or organic online search. These users act as advocates for our brand and survey platform, helping us attract new users as they utilize our products. Every person who takes a survey is a potential future active user, and we seek to capitalize on that opportunity through end-of-survey marketing designed to engage further with respondents and encourage them to create accounts and become users. Additionally, as survey creators receive data and collaborate with their colleagues, these colleagues are exposed to the power of our survey platform and organically seek to use our products. We operate with low variable costs, allowing us to support incremental users without incurring significant incremental costs. This positions us to capture increasing benefits of scale over time.

Based on a 2016 survey conducted by us, the majority of our active users utilize our products for business purposes. We believe we have a significant opportunity to target the organizations where these users work to drive enterprise sales at a significantly lower acquisition cost than in a traditional enterprise sales model. We have developed a proprietary, signal-based system, Customer 360, to analyze usage patterns within our customer base, identify high value opportunities and automatically provide leads to our sales team.

Extensive data set enhanced with AI

We believe that the insights generated from our extensive data set, coupled with our investments in AI and machine learning, have enabled us to create survey products that are better and easier to use. We believe the quality and ease of use of our products encourages greater usage, which creates a powerful flywheel effect. As more people use our survey platform, we collect additional responses which we use to strengthen our products, industry benchmarks and survey methodology. SurveyMonkey derives insight from these responses and applies the learnings to our recommendation engine, which helps our users send more surveys, helping us attract more new users, further propelling the flywheel.

Our Growth Strategy

We intend to capitalize on a number of growth opportunities powered by our massive user base and virality within organizations. Our principal growth strategies include the following:

Attract more users and customers

Our users are our best advocates. When users send surveys and collaborate with others to share results, they introduce SurveyMonkey to new potential users, driving viral growth. Thus our future users are the colleagues and constituents of our existing users. We further enhance the virality of our products by continually investing in new features and improvements to functionality that drive collaboration and engagement. We augment these investments with targeted marketing activities that leverage our scale and existing usage. For example, when a free survey is completed, the respondent is introduced to our product and invited to create their own survey. We have made significant investments in SEO and SEM to consistently reach potential customers. We also plan to continue to grow our sales organization and invest in our marketing efforts, including user conferences, events and lead generation for our SurveyMonkey Enterprise and purpose-built solutions selling efforts.

Upsell and cross-sell within our existing customer and user base

Our base of over 600,000 paying users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization, represents a large, embedded growth opportunity. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. We focus on improving our conversion of free users to individual paid users, as well as retaining our existing paid users and increasing their usage through the sale of additional features or use case solutions. Based on an internal survey, we believe that over 80% of our paying users utilize our products for business purposes, which also creates an opportunity to significantly increase conversion from individual paid subscriptions to our enterprise offerings. For example, since the beginning of 2017, the annualized revenue from new sales of our SurveyMonkey Enterprise plan have represented an approximately 4x increase over the total annualized revenue from the individual paid subscriptions from those organizational domains over the prior 12 month period. This growth is driven primarily by the increase in the number of paying users that an organizational customer adds to our survey platform upon adoption of SurveyMonkey Enterprise, partially offset by a decrease in ARPU.

Customer 360, our proprietary, signal-based system fueled by our data science models, analyzes usage patterns within our user base and identifies opportunities to convert individual users to paying users. We also leverage our proprietary Customer 360 engine to identify organizations where we have multiple individual relationships and usage patterns that indicate a high probability for conversion to our enterprise offerings and Customer 360 automatically provides leads to our sales team. Enterprise conversion enhances our monetization, revenue retention and visibility.

As we further penetrate organizations, we expand our cross-selling effort by focusing on purpose-built solutions such as SurveyMonkey CX and TechValidate. We also intend to develop additional purpose-built solutions and vertical applications to increase our cross-selling opportunities.

Invest in international growth

In 2017, we generated 35% of our revenue from customers outside of the United States, and we see significant opportunity for growth internationally. We are investing in marketing our self-serve products and increasing awareness of our brand to drive international growth. We are also developing a more localized product experience and expanding our international data center presence to improve user experience and website speed. In addition to increasing our marketing and product investments to accelerate growth, we plan to build a dedicated international sales team in Europe with the goal of leveraging Customer 360 to efficiently upsell and cross-sell SurveyMonkey Enterprise and our purpose-built solutions to our large international user base.

Develop new products and expand existing features, functionality and interoperability

We are building new products and enhancing the features and functionality of our existing products and solutions to further enable frictionless collaboration between colleagues. Our team leverages our expansive data set and insight into product usage to develop new products and improve functionality to deliver higher value to our users. Recent examples include purpose-built solutions, such as SurveyMonkey CX and SurveyMonkey Engage, and additional response collection methods, such as SurveyMonkey Anywhere, our offline data collection mode, and data collection via QR code.

We extend the scale and reach of our survey platform via integrations with third-party applications. We intend to further integrate our products with our customers’ key systems of record to enhance our joint value proposition and create additional selling opportunities. Our integrations allow customers to combine operational data with People Powered Data to generate a comprehensive view of their customers, employees and the markets they serve.

Selectively pursue acquisitions

We have a strong track record of driving growth and delivering value through the successful integration of acquisitions. Examples of our value-added acquisitions include MarketTools (Zoomerang) which broadened our self-serve customer footprint, Fluidware which accelerated our technology expertise within the enterprise and further diversified our geographic coverage and TechValidate which expanded our purpose-built solutions and sales capabilities. We believe our large user base, extensive data set, integration capabilities and products provide opportunities for us to drive value-added growth through acquisitions in key areas such as product, market and geographic expansion. Furthermore, we have rounded out our management team with executives who have significant experience negotiating, acquiring and integrating new businesses.

Our Products

Using a combination of survey science, machine learning and AI, we provide the tools to give our customers confidence in asking effective questions, quickly and easily. We make our broad survey platform available in a variety of ways, depending on the needs of our users. We offer individuals our basic survey plan at no charge. We also offer multiple tiers of subscriptions to individual paying users which provide additional features and functionality, and for organizations we offer an enterprise-grade version of our survey platform with enhanced collaboration, integration, administration and customization tools. In addition, we offer a range of purpose-built solutions.

SurveyMonkey Self-Serve

We offer multiple tiers of subscriptions to individual paying customers—Standard, Advantage and Premier—that provide a compelling range of survey solutions. Individual users can sign up on our website and easily pay with a credit card to access these offerings. For the Standard plan, individual users can choose between monthly or annual subscriptions, which they pay for in advance at the beginning of the term. The Standard plan offers access to an unlimited number of questions, up to 1,000 responses, and branding and more complex design capabilities. Advantage and Premier plans are only available on an annual basis and offer unlimited usage, more advanced survey design and distribution capabilities, advanced analytics and team collaboration. All of our individual paid plans provide access to partner integrations and APIs, as well as 24/7 support. Proprietary survey templates, SurveyMonkey Genius and a broad set of analytical tools allow for our customers to collect quality responses, analyze them quickly, and ultimately make the best data-driven decisions for themselves and their organizations.

We also offer team versions of our individual Advantage and Premier subscription plans. Team plans are oriented for smaller groups of users who want to collaborate with others. In addition to the features available in individual Advantage and Premier plans, the team versions provide collaboration capabilities around sharing, commenting and analyzing surveys and a shared asset library for team users.

For organizations, we offer SurveyMonkey Enterprise and a suite of purpose-built solutions for customers, employees, the markets they serve and applicants:

SurveyMonkey Enterprise

We have built additional enterprise-grade capabilities into our survey platform to support organizations of all sizes and with varying requirements. Pricing for SurveyMonkey Enterprise deployments are negotiated with organizations based on functionality and number of users.

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Collaboration: We empower customers to easily manage cross-functional projects and maintain consistency throughout their organizations by creating, editing and analyzing surveys as a team. Users can create and share surveys between and within departments allowing others to review, add comments and make edits. Teams gain access to a shared library that ensures consistent organizational branding and survey methodology across all team member accounts, utilizing the images, themes, style preferences and templates that fit the organization’s preferences.

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Managed Accounts and Users: Our survey platform enables organizations to centrally manage users and teams, allowing organizations to gain better control and visibility into data collection. Within an organization, all survey accounts can be consolidated under a single corporate identity to centralize billing, administration and access management.

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Integration and Compatibility: SurveyMonkey Enterprise delivers a high degree of value to customers through efficient integration with software and application partners. SurveyMonkey Enterprise can be deployed quickly—sometimes within minutes—without specialized skills, and readily integrates with most enterprise data and security infrastructure. We also offer prebuilt integrations, data portability and single sign-on identity with applications such as those offered by Salesforce, Marketo, Oracle, Microsoft, Google and Slack. With SurveyMonkey Enterprise, customers can leverage their own pre-existing processes and solutions. Approximately 17,000 apps have been created using our APIs including applications in sales and marketing, productivity and collaboration, social and communications and analytics.

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Enterprise-Grade Security: SurveyMonkey Enterprise is a highly-secure survey platform that is designed to meet the needs of the largest organizations globally. We provide centralized data ownership and access management across accounts with strong encryption and compliance with key standards. Our security protocols have passed the stringent requirements of large, global customers across industries, including the defense, financial services and healthcare sectors.

Purpose-Built Solutions

We have developed purpose-built survey solutions on top of SurveyMonkey Enterprise to provide enhanced value across three key areas: customers, employees and markets that our customers serve. We also offer a powerful solution for application management. Revenue from these purpose-built solutions is generated by subscription or on a transactional basis, depending on the product.

Customers

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SurveyMonkey CX: SurveyMonkey CX is our customer experience NPS solution that transforms customer feedback into actionable insights that drive improved decision making and business outcomes. SurveyMonkey CX allows organizations to monitor and optimize customer satisfaction using built-in benchmarking, data analytics, key driver analysis and follow-up action items.

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TechValidate: TechValidate is our marketing contact automations solution. It generates powerful “voice-of-the-customer” content that enables sales and marketing teams to quickly showcase and leverage customer successes. TechValidate collects customer feedback at scale, automatically converting it into powerful, validated marketing content, including statistics, charts, testimonials and case studies.

Employees

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SurveyMonkey Engage: SurveyMonkey Engage is our employee engagement offering, which measures employee experiences to help organizations attract and retain talent and pinpoint challenging areas. SurveyMonkey Engage takes a holistic approach to understanding employees’ satisfaction with the workplace. SurveyMonkey Engage empowers human resources teams with custom-branded surveys that create actionable data across core engagement factors such as personal engagement, job satisfaction, team dynamics and purpose alignment.

Markets

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SurveyMonkey Audience: SurveyMonkey Audience is our market research solution for organizations interested in market research from constituents with whom they do not have a direct relationship. Powered by our proprietary panel of more than 1.4 million U.S. consumers, augmented by global partners to reach additional consumers in over 100 countries around the world, SurveyMonkey Audience enables organizations to gain real-time feedback from targeted panelists. Audiences can be selected by key demographic attributes such as region, gender, age, income and shopping habits. SurveyMonkey Audience projects can deliver actionable data to organizations in as quickly as a few hours.

Applicants

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SurveyMonkey Apply: SurveyMonkey Apply is our application management solution that is primarily used by educational institutions and non-profits seeking to allocate scholarships and grants. It enables organization administrators to manage complex application workflows, provide a clear process to candidates, coordinate reviewers and analyze feedback to facilitate an efficiently-run process to ensure that grant funding is fully distributed. SurveyMonkey Apply automates repetitive, time-consuming tasks and provides simple processes to prescreen applicants, assign applications to reviewers and manage reviewer hand-offs.

Form-Based Application

Wufoo is our easy-to-use form builder that helps users create web and mobile forms. Users frequently leverage Wufoo to power their websites’ contact forms, enable lead generation and create event registrations. Wufoo integrates with more than 50 partners to embed forms on websites, allow users to take action on their data in tandem with their customer relationship management or project management systems, and collect online payments and file uploads.

Our Technology Infrastructure and Operations

Our products are centered on innovation in the following areas:

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Scalable Data Collection: The heart of our survey platform is a world class survey and data-collection experience. Data can be collected via iOS and Android mobile apps, web browsers, personalized emails and social media or collaboration platforms such as Facebook Messenger and Slack. In addition, data collection can be programmatically embedded and customized to sit within a customer’s web site or mobile app and popup invitations. Additionally, we offer access via SurveyMonkey Anywhere, our offline data collection mode and via QR codes. Customers can also choose to have surveys presented to targeted demographics of panelists via SurveyMonkey Audience. All of this data collection is done at a global scale, in multiple languages and formats, dynamically routing, storing and securing collected data for more than two million respondents per day.

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Data Storage and Analysis: Our architecture allows us to collect data in multiple geographic locales. Our primary data center is a Tier-5 platinum rated facility in Las Vegas, Nevada. We operate a secondary data center in San Jose, California. In addition, we enable certain accounts to store their SurveyMonkey data in other geographic regions via Amazon Web Services. As part of our international expansion strategy, we intend to invest in additional public cloud points of presence outside of the United States to enhance website speed, improve user experience and enable data to be stored in local markets.

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Reliability: We have designed our products to be highly available under peak global load conditions even as we deliver continuous product improvements via ongoing software releases. We replicate customer data across our two data centers to enable redundancy and backup.

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Security: In order to support broad deployment to organizations with large numbers of active users, our survey platform can be connected to enterprise identity management systems such as Microsoft Active Directory and OKTA and can be configured to enable administrators to automate the management of licenses and system access. Domains can be locked down to ensure that data is collected and managed centrally across accounts with strong encryption and compliance with key standards. In addition, survey creators or team managers can customize granular permissions to ensure the integrity of sensitive data. Our security protocols have passed the stringent requirements of large, global customers across industries, including the defense, financial services and healthcare sectors.

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Integration into Customer Systems and Processes: Companies can integrate SurveyMonkey into their systems and processes by using our prebuilt connectors, using one of the myriad third-party applications built on our survey platform, or via a custom integration using our open APIs. The SurveyMonkey Developer Center offers mobile or web app developers the software development kits, or SDKs, code samples in CURL and Python, as well as technical documentation for our comprehensive RESTful API, which enables developers to integrate surveys into their own applications and workflows.

We are focused on research and development to enhance our survey platform, develop new products and features, and improve our infrastructure. Our research and development organization consisted of 266 employees as of June 30, 2018. In 2016 and 2017, and for the six months ended June 30, 2017 and 2018, we invested $59.7 million, $72.1 million, $35.4 million and $40.5 million, respectively, in research and development, including software development that is capitalized.

Research and Data Insights

We have a dedicated team of experienced and highly-trained survey scientists whose mission is to provide our customers with the methodology they need to collect high quality, unbiased information and to increase survey response rates. This includes providing guidance on writing questions, choosing respondents, analyzing data and presenting results. Our Research and Data Insights team develops best practices and works with our Product and Engineering teams to implement templates, guideposts and guardrails in our product suite.

Our Research and Data Insights team also contributes to the development of new, innovative product features, including SurveyMonkey Genius, that allow us to help survey creators craft their surveys with best practices in question writing and survey structure.

This team also delivers critical insights to power richer storytelling on salient and timely issues in partnership with major news organizations, including NBC News, CNBC, the New York Times, the Washington Post and Fortune, and specialized news sources, such as Axios, Vanity Fair and the Undefeated.

Marketing

We believe the SurveyMonkey name is a global brand synonymous with collecting feedback. We benefit from the virality of our survey platform, where survey creators increase our exposure organically among the respondents to their surveys, and every person who takes a survey is a potential future customer. We use the last page of a completed survey as a marketing channel, creating broad awareness with millions of potential users each day. Our marketing teams leverage this viral distribution to acquire new users of our survey platform at a relatively low cost. In addition to efficiently acquiring new users, our marketing function supports our sales effort targeted at organizations with an existing organic adoption of our survey platform.

We also conduct direct response marketing and engage and reactivate users via low cost communications channels such as in-product notifications, demand generation campaigns, mobile notifications and lifecycle email marketing. We also create brand awareness through search engine optimization, content marketing, public relations and earned media with partners. Additionally, we create opportunities for our sales team through digital demand generation campaigns, a comprehensive webinar series, thought leadership content on our website, user conferences and other events.

Sales and Success

We augment our self-serve offering with a highly targeted direct selling effort. Our sales team is focused on leveraging our existing base of active users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. For the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. We use Customer 360 to gather insights into our user base to upsell organizations to SurveyMonkey Enterprise and cross-sell purpose-built solutions within organizations. Our sales team is located primarily in the United States and Canada, although we sell to customers around the world. Our business development representatives focus on qualifying new opportunities within our existing customer base, while our account executives focus on upgrading accounts to enterprise-wide consolidation agreements and selling our new solutions.

Our survey platform is designed to be easy to adopt and use without the need for support. For those who want support, we have a robust knowledge base and online help center, localized in 16 languages. The help center provides troubleshooting, how-to tips for our products and content to educate users on the breadth of our survey platform. We provide 24/7 support via our support teams in Portland, Oregon; Ottawa, Canada; Dublin, Ireland; and Sydney, Australia, as well as phone support for Premier individual paying users and SurveyMonkey Enterprise customers.

With offerings for onboarding, user administration, enablement, integration and training on best practices, our customer success team drives deeper adoption and product usage, while surfacing opportunities for upselling and cross-selling. Customer 360 also assists our customer success team by estimating the likelihood of churn as well as potential customer adoption challenges.

Our Customers

Our client base is diversified across every industry: financial services, internet, technology, healthcare, media and entertainment, consumer goods and retail, transportation and logistics, government agencies, manufacturing, energy, education, professional services and non-profit organizations. We have built a global business with over 600,000 paying users across more than 300,000 organizational domains, including paying users in 98% of the Fortune 500, 71 of which have an organization-level agreement with us and the remainder of which have at least one individual paying user within their organization. Additionally, for the six months ended June 30, 2018, we generated approximately 12% of our revenue from customers that had an organization-level agreement with us, and we had over 2,900 customers with organization-level agreements as of June 30, 2018. In 2016 and 2017, no customer represented more than 1% of our revenue.

We define an active user as someone who has registered an account with us or logged in to their account on our survey platform in the last year. Some of our active users may use our products less frequently than others, which may reduce the opportunities to convert such active users to paying users.

We define an organizational domain as a registered internet domain name held by an organization. As a result, the actual number of unique organizations in which we have paying users may be lower than the number of organizational domains in which we have paying users, because one organization may utilize multiple organizational domains.

Customer Case Studies

The customer examples below illustrate how businesses from different industries benefit from our survey platform and purpose-built solutions.

Box

Box is a cloud content management company that empowers enterprises to revolutionize how they work by securely connecting their people, information and applications. Box powers more than 85,000 businesses globally and 69 percent of the Fortune 500, including AstraZeneca, General Electric and P&G. Box gathered extensive operational data about how their customers interact with their products, but they struggled with gathering and processing the important contextual data surrounding that usage. Customer feedback was collected separately across teams and across multiple survey providers, including SurveyMonkey, and leadership lacked a consolidated view of their customers’ experience.

Box turned to SurveyMonkey Enterprise to power their voice of the customer program. With an easy SurveyMonkey implementation, Box moved away from siloed data collection to securely capturing a holistic view of the customer journey, which enabled them to generate actionable insights. Using SurveyMonkey’s direct API access and its integrations with Salesforce, Slack and Zendesk, Box tied the valuable contextual data from SurveyMonkey to their extensive operational data. As Senior Vice President of Customer Experience, Jon Herstein, explained, “If you take all the survey data that we get from SurveyMonkey, if you take all the operational data that we have from our own systems, marry that together. We can actually have a view of what the customer is doing, how things are going, and how they sit relative to their peers—that’s incredibly powerful.”

Bank of New York Mellon

Bank of New York Mellon, or BNY Mellon, provides investment management, investment services, and wealth management to institutions and individuals all over the world. BNY has nearly $2 trillion in assets under management across over 100 markets. Before SurveyMonkey, BNY Mellon, as a large, complex organization, had limited visibility into what type of data was being collected across its businesses and who was collecting the data. Employees were leveraging multiple survey products, including hundreds of SurveyMonkey individual accounts, but there was no organizational oversight. Leadership wanted to mitigate security risk while providing their employees with a robust, feature-rich survey platform.

BNY Mellon selected SurveyMonkey Enterprise to provide a solution with a secure environment and a robust set of administrative controls. BNY Mellon was able to achieve very high adoption rates by its employees, transferring the employees that were already using individual SurveyMonkey accounts to SurveyMonkey Enterprise. Administrative tools gave leadership a clear view into which employees utilized the survey platform, the type of data those employees collected, and how the employees collected the data. Employees began using SurveyMonkey for a broad range of business cases, from employee feedback, to learning and development, to compliance management. For BNY Mellon, as Solutions Architect Tony Lalli said, “SurveyMonkey was able to help us quickly manage and control our users in a compliant tool that our colleagues love to use every day.”

4C Insights

4C Insights (4C) is a data-science and marketing technology company that helps marketers connect with their audiences across channels and devices. As Chief Marketing Officer Aaron Goldman explained, “In the marketing and media world, things are moving so fast that it’s really important that we have tools to keep our fingers on the pulse of what’s happening.” To flourish in this type of environment, 4C needed to gain real-time insights on the sentiments of all their key constituents.

4C first turned to TechValidate by SurveyMonkey to capture customer voice at scale and turn it into high-impact marketing content. TechValidate enabled 4C to create new case studies, testimonials and customer evidence on a weekly cadence. Since using TechValidate, the company estimates that it has more than doubled its return on marketing spend. Following this success, 4C expanded its use of SurveyMonkey by implementing SurveyMonkey CX and SurveyMonkey Engage. With CX, 4C has tracked customer health and received actionable insights, empowering the company to improve its customer experience and drive a 20-point increase in NPS. With Engage, 4C’s HR team quickly launched a new employee engagement program to keep a pulse on employees across the globe. “SurveyMonkey gives 4C a window into our customers, our employees, and our prospects,” said Aaron Goldman. “By understanding them better, what motivates them, what they need, we can really get to the insights that we need to run our business.”

PD (Progressive Direct)

PD is an online car insurance company based in Melbourne, Australia. The company prides itself on using the latest technologies to help bring down costs for the customer while offering top value. Before using SurveyMonkey, PD collected customer feedback through a cumbersome manual process which required professional analysis and unwieldy spreadsheets. “It felt like we were two or three steps behind the data,” said Simon Lindsay, Managing Director. The company needed a solution for customer experience that was user friendly and identified clear and actionable insights.

PD turned to SurveyMonkey CX to track their NPS across the important touchpoints of the customer journey. After a quick and easy implementation, PD saw the response rates from customers significantly increase compared to the customer experience surveys they used previously. PD uses SurveyMonkey’s CRM integration to tie the information they gather directly to customer records. By allowing employees to capture and interpret information quickly and easily, SurveyMonkey CX empowers PD to identify and act on key drivers of customer satisfaction to provide better experiences. “The data we get from SurveyMonkey CX allows us to step into the customer’s shoes, and that to us as an organization is invaluable,” said Simon Lindsay.

Quest Software

Quest Software is an IT management company that provides software solutions used by 130,000 companies globally, including 95% of the Fortune 500. Through their software and services, Quest helps companies save time and money on IT administration and security. Before using SurveyMonkey, Quest’s Microsoft Platform Management (MPM) business was challenged in their efforts to gather feedback from a broad group of customers to create customer success stories to use in marketing materials. Customer insights came from only a small circle of customers, forcing the sales team to rely on anecdotal evidence when selling to potential new customers.

With TechValidate, Quest’s MPM business harnessed the persuasive voices of customers globally and in real time, transforming positive customer experiences seamlessly into marketing content. Instead of a lengthy process that could take two to three months, creating and publishing customer case studies was now accomplished in hours. With an easy solution to capture customer experiences, Quest now uses customer content throughout the organization, from sales training, to sales conversations and presentations, to press releases. “It just up-levels a presentation or communication when it’s something that our customers are saying about us versus something that we are saying about ourselves,” said Product Marketing Manager Janet O’Malley. “You can’t compare the two.”

Fund for Shared Insight

Fund for Shared Insight (FFSI) is a collaborative of 78 foundations and 184 nonprofits that seeks to build more meaningful connections between foundations, organizations and communities by elevating insights from organizations’ constituents. Early in its tenure, FFSI realized that nonprofits struggled to establish high-quality feedback loops with the people they serve—many of whom come from currently or historically marginalized groups. Through its Listen for Good initiative, FFSI sought to build its organizations’ feedback practices with their constituents but determined that its organizations needed a standardized and automated feedback solution.

FFSI turned to SurveyMonkey Enterprise to enable its Listen for Good initiative. Using SurveyMonkey, FFSI leveraged the Net Promoter Score® system to create a survey that nonprofits could use to gather feedback. With each organization using SurveyMonkey Enterprise, every organization was empowered to gather feedback securely and to derive insights. FFSI then used SurveyMonkey Enterprise to aggregate the data collected from each organization, allowing FFSI to benchmark the feedback from over 90,000 constituents across more than 150 participant organizations and to provide helpful context across a number of distinct issue areas, including health, education and economic development. SurveyMonkey has become a key part of Listen for Good’s growth and its future. As Valerie Threlfall, Managing Director of Listen for Good, explained, “We’ve experienced rapid scaling and growth, and we would not have had the same profile, penetration and potential without SurveyMonkey.”

Our Culture and Employees

Delivering on our mission starts with our team, which we refer to as the troop, and the strong culture we have created. We succeed by embracing curiosity and creating an environment where every troop member can have a meaningful impact. Using our products, we engage in an ongoing dialogue with the troop, and we use those insights to help them do their best work.

Our commitment to the troop is built on four key pillars:

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A Place Where Curiosity is Celebrated: We fuel curiosity and unleash creative thinking to deliver more value for our customers and drive growth in our business. Additionally, we offer every employee varied opportunities for professional and personal development.

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Collaborative and Inclusive Work Environment: Our goal is to create an environment where everyone can succeed, feel a sense of belonging and learn from one another. This commitment begins with our recruiting and hiring practices and extends throughout all parts of the business. We use our own products to solicit feedback from our employees and constantly enhance our inclusive culture.

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A Company that Cares: We encourage the troop to focus on their well-being and offer industry-leading benefits, generous personal time off, and paid parental and bereavement leave. We also recognize the importance of all of our workplace colleagues and recently introduced a program to ensure contract and on-site, third-party commercial services workers receive better health, time-off and transportation benefits.

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More than Just a Job: We work hard to positively influence our industry and impact the communities in which we work. Our business gives back: SurveyMonkey Audience enables our panelists to select participating charities of their choice to receive a donation from us with each survey response. We have donated approximately $13 million to non-profit organizations on their behalf since we introduced this program in 2011. We support employees who volunteer and host a Week of Service each year to provide the troop with organized volunteer opportunities to give back as a team.

Our commitment to one another is built on the following five company values:

•	Listen to Customers: Helping people listen is what we do best. We better make sure we are listening to our customers.

•	Accountability: We are accountable to our customers, our teammates and most importantly, ourselves.

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Trust: Teams trust each other. Trust is established when each member of the troop believes her or his colleague is honest, transparent, competent and focused on doing his or her job. In addition, our customers trust us with some of their most sensitive data, and we take this responsibility very seriously.

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Prioritize Health: We make healthy choices. We give back to the community with our money and our time. We believe you need to be healthy to win a long race. We invest in the troop’s well-being inside and outside the office.

•	Celebrate the Journey: Our days are filled with creativity, fun and passion. We celebrate thoughtful risk-taking as much as achievements.

As of June 30, 2018, we had a total of 761 employees. We have not experienced any work stoppages and we believe that our relationship with our employees is good.

Lastly, we are excited to be creating SurveyMonkey for Good. Our goal is to make a positive impact in the global communities in which our employees and customers live and work.

Competition

The market for survey feedback platforms is competitive and rapidly changing. Other online survey platforms offer products with some overlapping features and benefits such as Google, Qualtrics and Medallia. We may also compete with full-service market research firms. We also compete with offline methods of information collection, such as pen-and-paper surveys and telephone surveys and less-automated methods such as email. We believe that the principal competitive factors in our markets include the following:

•	ease of use and deployment of applications;

•	quality and timeliness of data and insight generation;

•	product features, quality and functionality;

•	volume of data for benchmarking, data science models and AI and machine learning applications;

•	pricing, total cost of ownership and visibility into cost over time;

•	brand awareness and reputation;

•	breadth of customer base and level of user adoption;

•	ability to integrate with other applications and systems;

•	security, reliability and scalability across organizations;

•	flexibility to cover a wide breadth of use cases globally;

•	ability to enable collaboration within teams and across different business lines;

•	effectiveness of sales and marketing;

•	customer experience; and

•	vision for the market and product innovation.

We believe we compete favorably with our competitors on the basis of the factors described above. However, many of our competitors have significantly greater financial, marketing and product development resources than we have, larger sales and marketing budgets and resources, broader distribution or established relationships, or lower labor and research and development costs. Our competitors may devote greater resources and time on developing and testing products and solutions, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products and solutions than we do.

Regulatory Matters

We are subject to a variety of laws in the United States and abroad, including laws regarding privacy, data protection, data security, data retention and consumer protection, accessibility, sending and storing of electronic messages, human resource services, employment and labor laws, workplace safety, intellectual property and the provision of online payment services, including credit card processing, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, federal securities laws and tax regulations, which are continuously evolving and developing. The manners in which existing laws and regulations are applied to SaaS businesses, and how they will relate to our business in particular, both in the United States and internationally, often are unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.

In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning privacy, data protection, spam, data storage, data protection, content regulation, cybersecurity, government access to personal information and other matters that may be applicable to our business. More countries are enacting and enforcing laws related to the appropriateness of content, and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.”

Data Privacy and Security

We prioritize the trust of our users by maintaining our tradition of privacy and data security. We post on our website our privacy policy, and we maintain certain other policies and practices relating to data security and concerning our processing, use and disclosure of personal information. We also have privacy-related terms and guidelines for third-party developers to create applications that connect to our products. We participate in and have certified our compliance with the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks and Principles with respect to personal data that we collect. We collect and use aggregated user information to develop, provide and improve our products. We do not use personal data other than with the consent of the user, as described in our privacy policy, or under the applicable terms of service. Our users’ account information will not be shared with third parties without user consent unless required by a valid search warrant or other legal requirement.

Our commitments under the Privacy Shield Principles are subject to the investigatory and enforcement powers of the U.S. Federal Trade Commission. In addition, our publication of our privacy policy and other statements regarding privacy and security may subject us to investigation or enforcement actions by state and federal regulators if they are found to be deficient, lacking transparency, deceptive or misrepresentative of our practices. We also may be bound from time to time by contractual obligations, including model contract provisions approved by the European Commission relating to any category of personal data and business associate agreements that impose certain obligations and restrictions upon us relating to our handling of protected health information regulated by the Health Insurance Portability and Accountability Act of 1996. The privacy and data security laws and regulations to which we are subject, as well as their interpretation, are evolving and we expect them to continue to change over time. For example, in 2016 the European Union adopted the General Data Protection Regulation, or GDPR, a new regulation governing data privacy, which became effective in May 2018 and replaced the Data Protection Directive. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of €20,000,000 or 4% of worldwide revenue. Additionally, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, that will, among other things, require covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information, when it goes into effect on January 1, 2020. Further, in June 2016, the United Kingdom voted to leave the European Union, commonly referred to as “Brexit,” which could also lead to further legislative and regulatory changes. In March 2017, the United Kingdom began the process to leave the EU by April 2019. A Data Protection Bill that substantially implements GDPR has been enacted, effective in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. More generally, the various privacy and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our applications or platform. We may need to take additional measures to comply with the changes in our legal obligations and to maintain and improve our information security posture in an effort to avoid information security incidents or breaches affecting personal information or other sensitive or proprietary data.

Our information systems and technical infrastructure are hosted within SSAE-16 SOC 2 accredited data centers. Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We are compliant with the Payment Card Industry Data Security Standard with respect to our collection and processing of credit card information. We utilize multi-factor authentication and other security controls in order to control access to our resources containing personal data or other confidential information.

Our dedicated team of Trust and Security professionals focuses on application, network and system security, as well as security compliance, education and incident response. We maintain a documented vulnerability management program that includes periodic scans designed to identify security vulnerabilities on servers, workstations, network equipment and applications, and subsequent remediation of vulnerabilities. We also conduct regular internal and external penetration tests and remediate according to severity for any results found. We encrypt user data in transit using secure transport layer security cryptographic protocols and encrypt data at rest as well.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

As of June 30, 2018, we had three issued patents and nine pending patent applications in the United States. These patents and patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as www.surveymonkey.com, and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our survey platform and other solutions infringe their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—Failure to protect or enforce our intellectual property rights could harm our business and results of operations.”

Legal Proceedings

We are, from time to time, subject to legal proceedings and claims arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future business, results of operations or financial condition.

Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Our Facilities

Our corporate headquarters occupies approximately 199,000 square feet in San Mateo, California under our master lease agreement and multiple sublease agreements that expire at various times through 2028. We also lease offices in Portland, Oregon; Seattle, Washington; Ottawa, Canada; Dublin, Ireland; and Sydney, Australia.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our executive officers, key employees and directors as of August 31, 2018:

Name	Age	Position
Executive Officers:
Alexander J. Lurie	45	Chief Executive Officer and Director
Lora D. Blum	44	Senior Vice President, General Counsel and Secretary
Rebecca Cantieri	44	Chief People Officer
Thomas E. Hale	49	President
Timothy J. Maly	41	Chief Financial Officer and Chief Operating Officer
John S. Schoenstein	48	Chief Sales Officer
Key Employees:
Priyanka Carr	32	Senior Vice President, Strategy, Business Development and Corporate Development
Jon Cohen	47	Chief Research Officer
Elizabeth R. Ducot	50	Chief Technology Officer
Ross Moser	43	Chief Product Officer
Leela Srinivasan	45	Chief Marketing Officer
Non-Employee Directors:
David A. Ebersman	48	Chair
Susan L. Decker	55	Director
Dana L. Evan	58	Director
Ryan Finley	41	Director
Erika H. James	48	Director
Sheryl K. Sandberg	49	Director
Brad D. Smith	54	Director
Benjamin C. Spero	42	Director
Serena J. Williams	36	Director

Executive Officers

Alexander “Zander” J. Lurie. Mr. Lurie has served as our Chief Executive Officer since January 2016, and he has served as a member of our board of directors since December 2009, including as Chair of our board of directors from July 2015 to January 2016. Prior to joining SurveyMonkey, Mr. Lurie served as Senior Vice President of Entertainment at GoPro, a consumer company focused on building cameras, software and accessories, from November 2014 until January 2016. From February 2013 to January 2014, Mr. Lurie served as Executive Vice President for Guggenheim Digital Media, an internet media company. From April 2010 to August 2012, Mr. Lurie served as Senior Vice President, Strategic Development at CBS, a mass media corporation. From February 2008 to April 2010, Mr. Lurie served as Chief Financial Officer and Head of Business Development for CBS Interactive, a division of CBS. Mr. Lurie came to CBS Interactive via its acquisition of CNET Networks, a media website focused on technology and consumer electronics, where he served as Chief Financial Officer and head of Corporate Development from February 2006 to February 2008. Mr. Lurie began his career in the investment banking group at J.P. Morgan where he led equity transactions and mergers and acquisitions in the internet sector. Mr. Lurie has served on the board of directors of GoPro since February 2016. Mr. Lurie holds a J.D. and M.B.A. from Emory University and a B.A. in political science from the University of Washington.

Mr. Lurie was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his extensive background as an executive of companies in the technology industry.

Lora D. Blum. Ms. Blum has served as our Senior Vice President, General Counsel and Secretary since January 2017. Prior to joining us, Ms. Blum spent over six years at LinkedIn, a professional social media networking company, from June 2010 to January 2017 in various legal leadership roles, including most recently as Vice President, Legal-Corporate. Prior to LinkedIn, Ms. Blum was in private practice for over ten years, including serving as a Partner in capital markets at Jones Day and a Shareholder at Heller Ehrman. Ms. Blum holds a J.D. from UCLA and a B.A. in history from the University of California, Berkeley.

Rebecca Cantieri. Ms. Cantieri has served as our Chief People Officer since February 2018, and previously served as our Senior Vice President, Human Resources from January 2016 to January 2018 and our VP, Human Resources from September 2011 to January 2016. Prior to joining us, Ms. Cantieri spent over eleven years at Yahoo!, an internet services provider, in various human resources leadership roles, including as Senior Director, Human Resources and Director, Human Resources (Mergers & Acquisitions). Ms. Cantieri holds a B.A. in public administration from San Diego State University and an M.B.A from San Francisco State University.

Thomas E. Hale. Mr. Hale has served as our President since July 2016. Prior to joining us, Mr. Hale served as Chief Operating Officer of HomeAway, an internet marketplace for vacation rentals and as HomeAway’s Chief Product Officer from July 2010 to April 2015. Mr. Hale currently serves on the board of directors of Cars.com, an automotive website, and previously served on the board of directors of Intralinks, a global technology provider, until its acquisition by Synchronoss Technologies in January 2017, and the board of directors of ReachLocal, an online marketing and advertising solution provider, until its acquisition by Gannett Co. in August 2016. Mr. Hale holds an A.B. in history and literature from Harvard University.

Timothy J. Maly. Mr. Maly has served as our Chief Financial Officer and Chief Operating Officer since May 2009. Prior to joining us, Mr. Maly served in various senior management roles at Google, a technology company specializing in internet-related services and products, from June 2003 to May 2009, most recently as Director, Online Sales & Operations. Before Google, Mr. Maly served as an Associate at Silver Lake Partners, a technology-focused private equity firm, from 2001 to 2003 and as an Investment Banking Analyst, M&A at Goldman Sachs, an investment banking firm, from 1999 to 2001. Mr. Maly holds a B.S.E in civil engineering from Princeton University.

John S. Schoenstein. Mr. Schoenstein has served as our Chief Sales Officer since September 2017. Prior to joining us, Mr. Schoenstein served as Vice President of Sales at Adobe, a computer software company, from January 2016 to August 2017, Vice President of Sales and Merchant Development, Marketplaces at eBay, an e-commerce company, from August 2014 to January 2016 and at Amazon.com, an electronic commerce and cloud computing company, as General Manager of Amazon Payments from January 2013 to August 2014 and as General Manager of Global Sales and Business Development of Amazon Marketplace from February 2012 to January 2013. Mr. Schoenstein holds a B.A. in english and history from Notre Dame de Namur University.

Key Employees

Priyanka Carr. Ms. Carr has served as our Senior Vice President, Business Development and Corporate Development Strategy since August 2018. Ms. Carr previously served in several business development, corporate development, strategy and operations roles for us, beginning in November 2014, including most recently as Vice President, Business Strategy and Operations from February 2017 to August 2018. Prior to joining us, Ms. Carr was a consultant focused on the technology sector at Bain & Company, a global management consulting firm, from July 2012 to November 2014. Ms. Carr holds a B.A. in psychology from Williams College and a Ph.D. in psychological science from Stanford University.

Jon Cohen. Mr. Cohen has served as our Chief Research Officer since April 2016 and previously served as our Vice President of Survey Research beginning in January 2014. Prior to joining us, from September 2013 until January 2014, Mr. Cohen was Vice President of Research at the Pew Research Center, a nonpartisan fact tank. From 2006 to 2013, he was Director of Polling and Polling Editor of The Washington Post, where he was also

General Manager Capital Insight at Washington Post Media from 2012 to 2013. From 2005 to 2006, Mr. Cohen was Assistant Director of Polling at ABC News. He holds a B.A. in history from Johns Hopkins University and an M.A. in political science from the University of California, Berkeley.

Elizabeth “Robin” Ducot. Ms. Ducot has served as our Chief Technology Officer since October 2017. Prior to joining us, Ms. Ducot served first as Vice President of Product Development and then as Senior Vice President of Product Engineering at DocuSign, an e-signature company, from February 2012 to October 2017 and as Vice President of Engineering at Eventbrite, an event management platform, from September 2010 to October 2011. Ms. Ducot holds a B.S. in computer science from the University of Massachusetts, Boston.

Ross Moser. Mr. Moser has served as our Chief Product Officer since January 2018, and previously served as our Senior Vice President of Portfolio Businesses from April 2016 to January 2018 and as our Vice President of Customer Success and Operations from August 2011 to April 2016. Mr. Moser holds a B.S. in engineering psychology from Tufts University and an M.B.A. from the Fuqua School of Business at Duke University.

Leela Srinivasan. Ms. Srinivasan has served as our Chief Marketing Officer since April 2018. Prior to joining us, Ms. Srinivasan served as Chief Marketing Officer at Lever, a collaborative hiring platform from September 2015 to March 2018, and as Vice President of Restaurant Marketing and Product Marketing at OpenTable, an online restaurant reservation service company, from June 2014 to September 2015. Previous to this, she served in various roles at LinkedIn from January 2010 to May 2014, most recently as Director of Marketing of LinkedIn Talent Solutions. Ms. Srinivasan also spent three years at management consulting firm Bain & Company from October 2006 to January 2010. Ms. Srinivasan holds an M.B.A in general management from the Tuck School of Business at Dartmouth and an M.A. in history and English literature from the University of Edinburgh.

Non-Employee Directors

David A. Ebersman. Mr. Ebersman has served as a member of our board of directors since June 2015. Since January 2015, Mr. Ebersman has served as co-founder and Chief Executive Officer of Lyra Health, a health care information technology company. From September 2009 to June 2014, Mr. Ebersman served as Chief Financial Officer of Facebook, an online social networking company. Prior to Facebook, Mr. Ebersman served in various positions at Genentech, a biotechnology company, most recently as Chief Financial Officer and Executive Vice President from March 2005 to April 2009. Mr. Ebersman currently serves as a member of the board of directors of Castlight Health, a health technology company. Mr. Ebersman holds an A.B. in international relations and economics from Brown University and was selected for a Henry Crown Fellowship in 2000.

Mr. Ebersman was selected to serve on our board of directors because of his perspective and leadership experience with technology companies.

Susan L. Decker. Ms. Decker has served as a member of our board of directors since November 2017. In May 2013, Ms. Decker co-founded TripleDip, which has since reorganized as Raftr, a digital media company, and also serves as its Chief Executive Officer. From 2009 to 2016, Ms. Decker served on boards of directors of several public and private companies. Previously, Ms. Decker served in various positions at Yahoo, a web services provider, including as President from June 2007 to April 2009, Executive Vice President, Advertiser and Publisher Group from December 2006 to June 2007 and Chief Financial Officer from June 2000 to June 2007. Prior to Yahoo, she served as Director of Global Research at Donaldson, Lufkin & Jenrette, an investment bank. Ms. Decker currently serves on the boards of directors of Berkshire Hathaway, a conglomerate holding company, Vail Resorts, a ski resorts operator, and Costco, an operator of warehouse clubs, and previously served on the board of directors of Intel, a technology company. Ms. Decker is a Chartered Financial Analyst and served on the Financial Accounting Standards Advisory Council. Ms. Decker holds a B.S. from Tufts University, with a double major in computer science and economics, and an M.B.A. from Harvard Business School.

Ms. Decker was selected to serve on our board of directors because of her executive experience at a public technology company and her financial expertise as a former equity securities analysist and her service on the boards of directors of numerous public companies.

Dana L. Evan. Ms. Evan has served as a member of our board of directors since March 2012. Since 2013, Ms. Evan has served as a Venture Partner at Icon Ventures, a venture capital firm, and since July 2007, has invested in and served on the boards of directors of companies in the internet, technology and media sectors. From May 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, a provider of intelligent infrastructure services. Ms. Evan currently serves on the board of directors of Box, a cloud content management company, Proofpoint, a security-as-a-service provider, Domo, a computer software company, and a number of privately-held companies. Ms. Evan holds a B.S. in commerce from Santa Clara University and is a certified public accountant (inactive).

Ms. Evan was selected to serve on our board of directors because of her experience in operations, strategy, accounting and financial management and investor relations at both publicly and privately-held technology companies.

Ryan Finley. Mr. Finley started SurveyMonkey in 1999 and has served as a member of our board of directors since our founding. Mr. Finley also currently serves on the Board of Trustees of the Portland Art Museum. Mr. Finley studied computer science at the University of Wisconsin-Madison.

Mr. Finley was selected to serve on our board of directors because of his perspective and experience as our founder.

Erika H. James. Ms. James has served as a member of our board of directors since August 2018. Ms. James has served as the Dean of Emory University’s Goizueta Business School since July 2014. From January 2012 to July 2014, Ms. James served as Senior Associate Dean for Executive Education at Darden School of Business, University of Virginia and was the President of the Institute for Crisis Management, a consulting and research organization for crisis preparedness and response, from November 2012 to June 2014. Ms. James holds a B.A. in psychology from Pomona College and a Ph.D. in organizational psychology from the University of Michigan.

Ms. James was selected to serve on our board of directors because of her extensive leadership experience in higher education.

Sheryl K. Sandberg. Ms. Sandberg has served as a member of our board of directors since July 2015. Ms. Sandberg has served as Chief Operating Officer of Facebook since March 2008. Ms. Sandberg has served as a member of Facebook’s board of directors since June 2012, and previously served as a member of the boards of directors of The Walt Disney Company from March 2010 to March 2018 and Starbucks from March 2009 to March 2012. From November 2001 to March 2008, Ms. Sandberg served in various positions at Google, most recently as Vice President of Global Online Sales & Operations. Ms. Sandberg is also a former Chief of Staff of the U.S. Treasury Department. Ms. Sandberg holds an A.B. in economics from Harvard University and an M.B.A. from Harvard Business School.

Ms. Sandberg was selected to serve on our board of directors because of her extensive senior management experience at public internet and technology companies.

Brad D. Smith. Mr. Smith has served as a member of our board of directors since May 2017. Mr. Smith has served as President and Chief Executive Officer of Intuit, a business and financial software company, since January 2008 and as Chairman of the board of directors of Intuit since January 2016. Mr. Smith currently serves on the board of directors of Nordstrom, a department store company. Mr. Smith holds a B.A. in Business Administration from Marshall University and an M.A. in Management from Aquinas College.

Mr. Smith was selected to serve on our board of directors because of his executive and management experience at a public technology company.

Benjamin C. Spero. Mr. Spero has served as a member of our board of directors since April 2009. Mr. Spero has served as a Managing Director at Spectrum Equity, a private equity firm, since January 2001. Mr. Spero currently serves on the boards of directors of numerous privately-held companies, and he previously served on the board of GrubHub, an online food ordering company, and Ancestry.com, a genealogy company. Mr. Spero holds a B.A. in economics and history from Duke University.

Mr. Spero was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Serena J. Williams. Ms. Williams has served on our board of directors since May 2017. Ms. Williams began her career as a professional tennis player in 1995 and has won 23 career Grand Slam singles titles. Ms. Williams is also an activist, marketer, brand builder and a dedicated philanthropist. In 2008, Ms. Williams established the Serena Williams Fund, through which she focused on creating equity in education. To that end, Ms. Williams partnered with other corporations and organizations to build schools in Kenya and Jamaica, donate classroom resources and provide college scholarships. In 2016, Ms. Williams joined forces with her sister Venus to establish The Williams Sisters Fund to fund joint philanthropic projects, beginning with the Yetunde Price Resource Center in Compton, CA, which ensures individuals affected by violence and trauma have access to the resources they need to help them heal physically, emotionally and spiritually. Ms. Williams has also served as a Goodwill Ambassador with UNICEF since 2011.

Ms. Williams was selected to serve on our board of directors because of her experience and perspective as an entrepreneur and developer of her global personal brand.

Each executive officer and key employee serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of nine directors, eight of whom qualify as “independent” under the listing standards of the                . Pursuant to our current certificate of incorporation and our fourth amended and restated stockholders agreement, as amended, our current directors were elected as follows: Mr. Lurie was elected as the designee reserved for the person serving as our Chief Executive Officer; Mses. Decker, Evan and Williams were elected as the designees nominated by the holders of our common stock; and Messrs. Ebersman, Finley, Smith and Spero and Ms. Sandberg were elected by certain of our stockholders.

Our fourth amended and restated stockholders agreement, as amended will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as directors until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Alexander J. Lurie, Dana L. Evan and Brad D. Smith, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be Benjamin C. Spero, Ryan Finley and Serena J. Williams, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be Susan L. Decker, David A. Ebersman, Erika H. James and Sheryl K. Sandberg, and their terms will expire at the annual meeting of stockholders to be held in 2021.

Each director’s term will continue until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Mses. Decker, Evan, Sandberg and Williams and Messrs. Ebersman, Finley, Smith and Spero do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of The Nasdaq Stock Market LLC. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mses. Decker and Evan and Mr. Spero, with Ms. Evan serving as Chair, each of whom meets the requirements for independence under the listing standards of the SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of The Nasdaq Stock Market LLC. In addition, our board of directors has determined that each of Mses. Decker and Evan and Mr. Spero is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls;

•	developing and overseeing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls or audit matters;

•	overseeing our policies on risk assessment and risk management;

•	overseeing compliance with our code of business conduct and ethics;

•	reviewing related party transactions; and

•	pre-approving all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of The Nasdaq Stock Market LLC.

Compensation Committee

Our compensation committee consists of Ms. Sandberg and Messrs. Smith and Spero, with Mr. Smith serving as Chair, each of whom meets the requirements for independence under the listing standards of The Nasdaq Stock Market LLC and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act or Rule 16b-3. Following the completion of this offering, our compensation committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our equity compensation plans;

•	reviewing and approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans;

•	establishing and reviewing general policies relating to compensation and benefits of our employees; and

•	making recommendations regarding non-employee director compensation to our full board of directors

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of The Nasdaq Stock Market LLC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mses. Decker and Williams and Mr. Ebersman, with Mr. Ebersman serving as Chair, each of whom meets the requirements for independence under the listing standards of The Nasdaq Stock Market LLC and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	approving our committee charters;

•	overseeing compliance with our code of business conduct and ethics;

•	contributing to succession planning;

•	reviewing actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by our audit committee; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market LLC.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

The following table provides information regarding compensation of our non-employee directors for service as directors for 2017.

Name	Option Awards ($)(1)	Total ($)
David A. Ebersman	$—	$—
Susan L. Decker(2)	$1,094,100	$1,094,100
Dana L. Evan	$—	$—
Ryan Finley	$—	$—
Lee Fixel(3)	$—	$—
Erika H. James(4)	$—	$—
Sheryl K. Sandberg	$—	$—
Brad D. Smith(5)	$1,169,700	$1,169,700
Benjamin C. Spero	$—	$—
William L. Veghte(6)	$—	$—
Margaret C. Whitman(7)	$—	$—
Serena J. Williams(8)	$1,169,700	$1,169,700

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the non-employee director in 2017, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions. Our non-employee directors have not presently realized a financial benefit from these awards because none of the awards granted in 2017 have vested. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Ms. Decker became a member of our board of directors in November 2017.
(3)	Mr. Fixel resigned as a member of our board of directors in June 2018.
(4)	Ms. James became a member of our board of directors in August 2018.
(5)	Mr. Smith became a member of our board of directors in May 2017.
(6)	Mr. Veghte resigned as a member of our board of directors in March 2017.
(7)	Ms. Whitman resigned as a member of our board of directors in February 2017.
(8)	Ms. Williams became a member of our board of directors in May 2017.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2017:

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Option Exercise Price Per Share ($)	Option Expiration Date
David A. Ebersman(2)	8/6/2015	210,000	$16.03	8/6/2025
Susan L. Decker(3)	11/9/2017	210,000	$16.03	11/9/2027
Dana L. Evan(4)	3/2/2012	210,000	$4.50	3/2/2022
	2/10/2016	210,000	$16.03	2/10/2026
Ryan Finley	—	—	—	—
Lee Fixel	—	—	—	—
Sheryl K. Sandberg	—	—	—	—
Brad D. Smith(5)	5/26/2017	210,000	$16.03	5/26/2027
Benjamin C. Spero	—	—	—	—
Serena J. Williams(5)	5/26/2017	210,000	$16.03	5/26/2027

(1)	All unvested shares subject to the options are early exercisable.
(2)

The shares underlying this option vest as to 1/4th of the total shares on July 5, 2016, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service to the Company.

(3)

The shares underlying this option vest as to 1/48th of the total shares on December 9, 2017, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service to the Company.

(4)

The shares underlying the option granted on March 2, 2012 are fully vested. The shares underlying the option granted on February 10, 2016 vest as to 1/48th of the total shares on March 10, 2016, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service to the Company.

(5)

The shares underlying this option vest as to 1/48th of the total shares on June 24, 2017, with 1/48th of the total shares vesting on the monthly anniversary thereafter, subject to continued service to the Company.

Our board of directors approved a RSU grant to each of Messrs. Ebersman and Smith and Mses. Decker, Evan and Williams in March 2018, and to Ms. James in August 2018, for 35,000 shares of our common stock. The RSUs were granted pursuant to our 2011 Plan and are scheduled to vest, subject to such directors’ continued service to the Company and the Performance Vesting Condition.

We entered into offer letters with each of Mses. Decker, James and Williams and Mr. Smith in connection with their appointment to our board of directors. Each offer letter provides that the relevant director will be reimbursed for reasonable expenses he or she incurs in connection with his or her service on our board of directors and that he or she will be indemnified in his or her capacity as a director. In addition, each offer letter provides for the grant of an option to purchase 210,000 shares of our common stock to the individual thereto, which we granted to Ms. Decker in November 2017, to Ms. Williams and Mr. Smith in May 2017 and to Ms. James in August 2018, as more fully described in the preceding table.

Ms. Sandberg plans to donate all shares beneficially owned by her (or the proceeds from the sale thereof) to the Sheryl Sandberg and Dave Goldberg Family Foundation as part of fulfilling their philanthropic commitment to the Giving Pledge.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

Outside Director Compensation Policy

In August 2018, our board of directors adopted a new compensation policy for our non-employee directors, or the director compensation policy, that will be effective as of the effective date of the registration statement related to this offering. The director compensation policy was developed with input from our independent compensation consultant firm, Compensia, Inc. regarding practices and compensation levels at comparable companies. It is designed to attract, retain and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the cash and equity compensation for board services as described below. We also will continue to reimburse our non-employee directors for reasonable, customary and documented expenses for travel to board meetings.

The director compensation policy includes a maximum annual limit of cash payments in any fiscal year of $200,000 (increased to $300,000 with respect to non-employee directors who serve in the capacity of chair of the board of directors, lead outside director and/or audit committee chair at any time during the fiscal year).

Additionally, the director compensation policy provides, subject to the adjustment provisions contained in the director compensation policy, that no non-employee director may be granted, in any fiscal year, equity awards with a grant date fair value of greater than $750,000, increased to $1,000,000 in the fiscal year of his or her initial service as a non-employee director. For purposes of this limitation, the value of equity awards is based on the grant date fair value determined using the same methodology our board of directors or our compensation committee uses to determine the grant date fair value of equity awards to our executive officers. Pursuant to the methodology, the value of RSUs will be determined by using the average closing price of our common stock over a period of time prior to the date of grant (not to exceed 120 days), with such period of time to be determined by our board of directors or our compensation committee, and the value of nonstatutory stock options will be determined by using a ratio of nonstatutory stock options to RSUs, with such ratio to be determined by our board of directors or our compensation committee, not to exceed 4:1. Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitations. The maximum limits do not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services:

•	$30,000 per year for service as a board member;

•	$12,000 per year for service as the chair of the board;

•	$20,000 per year for service as chair of the audit committee;

•	$8,000 per year for service as a member of the audit committee (other than the chair of the audit committee);

•	$7,500 per year for service as chair of the nominating and governance committee;

•	$3,500 per year for service as a member of the nominating and governance committee (other than the chair of the nominating and governance committee);

•	$10,000 per year for service as chair of the compensation committee; and

•	$5,000 per year for service as a member of the compensation committee (other than the chair of the compensation committee).

All cash payments to non-employee directors are paid quarterly in arrears on a prorated basis.

Equity Compensation

Initial Grant. Each person who first becomes a non-employee director following the effective date of the registration statement related to this offering will receive, on the date of the first board of director or compensation committee meeting occurring on or after the date on which such individual first becomes a non-employee director, an award consisting of nonstatutory stock options and RSUs, or the initial grant, with a combined value of $320,000. The allocation of value between nonstatutory stock options and RSUs subject to the initial grant will be determined in accordance with the methodology described above. The nonstatutory stock options subject to the initial grant will be scheduled to vest as to 1/36th of the shares subject to the grant on each monthly anniversary of the commencement of the non-employee director’s service as a non-employee director, and the RSUs subject to the initial grant will be scheduled to vest as to 1/12th of the RSUs on a quarterly basis, in both such instances, if on such dates the non-employee director has remained in continuous service as a director.

Annual Grant. Each non-employee director will receive, on the date occurring once each calendar year on the same date that the board of directors grants annual equity awards to our senior executives, an award consisting of nonstatutory stock options and RSUs, or the annual grant, with a combined value of $160,000. The allocation of value between nonstatutory stock options and RSUs subject to the annual grant will be determined in accordance with the methodology described above. The nonstatutory stock options subject to the annual grant will be scheduled to vest as to 1/12th of the shares subject to the grant on each monthly anniversary of the date of grant, and the RSUs subject to the annual grant will be scheduled to vest as to 1/4th of the RSUs on a quarterly basis, in both such instances, if on such dates the non-employee director has remained in continuous service as a director.

In the event of a “change in control” (as defined in our 2018 Plan), each non-employee director will fully vest in his or her outstanding initial grant or annual grant(s), provided that the non-employee director continues to be a non-employee director through the date of such “change in control.”

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2017, were:

•	Zander J. Lurie, our Chief Executive Officer;

•	Lora D. Blum, our Senior Vice President, General Counsel and Secretary; and

•	John S. Schoenstein, our Chief Sales Officer.

Ms. Blum commenced service as our Senior Vice President, General Counsel and Secretary in January 2017, and Mr. Schoenstein commenced service as our Chief Sales Officer in September 2017.

Summary Compensation Table

The following table provides information regarding compensation paid to our named executive officers for 2017.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Zander J. Lurie	2017	$350,000	$—	$—	$—	$315,000	$5,078	$670,078

Lora D. Blum(3)	2017	$258,767	$132,000	$888,000	$1,855,750	$113,850	$1,350	$3,249,717

John S. Schoenstein(4)	2017	$97,727	$100,000	$616,500	$518,000	$—	$203	$1,332,430

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options and/or RSUs awarded to the named executive officer in 2017, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. Our named executive officers have not presently realized a financial benefit from these awards because none of the awards granted in 2017 have vested. The assumptions used in determining the grant date fair value of the stock options and RSUs reported in these columns are set forth in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts reported include (i) matching 401(k) contributions of $4,500 and $855 for Mr. Lurie and Ms. Blum, respectively, (ii) amounts paid on behalf of Messrs. Lurie and Schoenstein and Ms. Blum for basic life insurance and (iii) tax gross-ups for de minimis gifts to Mr. Lurie.

(3)

Ms. Blum joined us in January 2017 and therefore her salary and non-equity incentive plan compensation set forth in the table above were prorated for the portion of 2017 in which she was employed with us.

(4)	Mr. Schoenstein joined us in September 2017 and therefore his salary set forth in the table above was prorated for the portion of 2017 in which he was employed with us.

Non-Equity Incentive Plan Awards

Mr. Lurie and Ms. Blum both participated in our 2017 Executive Bonus Compensation Plan, or the 2017 Bonus Plan. Under the 2017 Bonus Plan, a cash bonus pool was based on and funded by achievement of corporate objectives based on performance measures of revenue, adjusted EBITDA and our values index, with the bonus pool funded at the weighted average percentage of all of the performance measurements. For each measurement of the corporate objectives, there were threshold, target and outperformance levels. If performance for any measure was below the threshold level, there was no payout with respect to that measure and the potential payout for any measure was capped at the outperformance level.

Bonus payments to Mr. Lurie and Ms. Blum were calculated formulaically based solely on the achievement of the performance goals described in the 2017 Bonus Plan. Mr. Lurie’s and Ms. Blum’s 2017 target annual bonus were 100% and 50% of base salary, respectively. The actual bonus amounts paid to Mr. Lurie and Ms. Blum under the 2017 Bonus Plan are set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

Bonus

As Chief Sales Officer, Mr. Schoenstein did not participate in the 2017 Bonus Plan, but instead was eligible to receive formula-based commission payments under our Sales Incentive Plan for 2017, or the Incentive Plan, subject to the commission guarantee described below in “Executive Compensation—Executive Employment Arrangements.” Mr. Schoenstein joined us in September 2017, and his prorated 2017 target commission was approximately $100,000 based on the portion of 2017 in which he was employed by us. The actual aggregate commissions paid to Mr. Schoenstein under the Incentive Plan equaled the guaranteed amounts described below in “Executive Compensation—Executive Employment Arrangements” and are set forth in the Summary Compensation Table under the column titled “Bonus.”

As Chief Sales Officer, Mr. Schoenstein does not participate in the 2018 Bonus Plan, but instead is eligible to receive formula-based commission payments under our Sales Incentive Plan for 2018. Mr. Schoenstein’s 2018 commission target is described below under “Executive Employment Arrangements.”

In addition to being eligible to participate in the 2017 Bonus Plan, Ms. Blum also received a one-time signing bonus of $132,000.

Executive Incentive Compensation Plan

Mr. Lurie and Ms. Blum both participate in our 2018 Executive Bonus Compensation Plan, or the 2018 Bonus Plan. Under the 2018 Bonus Plan, a cash bonus pool will be based on and funded by achievement of corporate objectives based on performance measures of revenue, unlevered free cash flow and achievement of our 2018 objectives and key results, with the bonus pool funded at the weighted average percentage of all of the performance measurements. For each measurement of the corporate objectives, there are threshold, target and outperformance levels. If performance for any measure is below the threshold level, there will be no payout with respect to that measure and the potential payout for any measure will be capped at the outperformance level. Bonus targets for the named executive officers for the 2018 Bonus Plan are described below under “Executive Employment Arrangements.”

Outstanding Equity Awards at 2017 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2017:

		Option Awards					Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Zander J. Lurie	12/09/2011	28,258	(3)	—	$11.00	12/09/2021	—		$—
	05/19/2015	210,000	(4)	—	$16.03	05/19/2025	—		$—
	08/06/2015	190,000	(5)	—	$16.03	08/06/2025	—		$—
	01/16/2016	2,200,000	(6)	—	$16.03	01/16/2026	—		$—
	01/16/2016	—		—	$—	—	1,735,000	(7)	$21,392,550

Lora D. Blum	02/17/2017	325,000	(8)	—	$16.03	02/17/2027	—		$—
	02/17/2017	—		—	$—	—	75,000	(9)	$924,750

John S. Schoenstein	10/31/2017	100,000	(10)	—	$16.03	10/31/2027	—		$—
	10/31/2017	—		—	$—	—	50,000	(11)	$616,500

(1)	Each of the outstanding equity awards was granted pursuant to our 2011 Plan.
(2)

This amount reflects the fair market value of our common stock of $12.33 as of December 31, 2017 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(3)

The shares underlying this option vest, subject to Mr. Lurie’s continued role as a service provider to us, as to 1/4th of the total shares on December 9, 2012, with 1/48th of the total shares vesting monthly thereafter.

(4)

The shares underlying this option vest, subject to Mr. Lurie’s continued role as a service provider to us, as to 1/48th of the total shares on January 15, 2015 and each month thereafter. 100% of the shares underlying this option award are subject to accelerated vesting in the event of a change of control of the Company.

(5)

The shares underlying this option vest, subject to Mr. Lurie’s continued role as a service provider to us, as to 1/48th of the total shares on September 6, 2015 and each month thereafter. 100% of the shares underlying this option award are subject to accelerated vesting in the event of a change of control of the Company.

(6)

The shares underlying this option vest, subject to Mr. Lurie’s continued role as a service provider to us, as to 1/4th of the total shares on January 16, 2017, with 1/48th of the total shares vesting monthly thereafter. 100% of the shares underlying this option award are subject to accelerated vesting in the event of a change of control of the Company.

(7)

The shares underlying this RSU vest, subject to Mr. Lurie’s continued role as a service provider to us, as to 1/8th of the total shares on July 16, 2016 and each six-months thereafter; provided, however, shares issuable upon vesting of this RSU will be issued only upon consummation by January 16, 2023 of either our initial public offering or a change in control of the Company; provided further, 100% of the shares underlying this RSU are subject to accelerated vesting in the event of a change of control of the Company.

(8)

The shares underlying this option vest, subject to Ms. Blum’s continued role as a service provider to us, as to 1/4th of the total shares on January 23, 2018, with 1/48th of the total shares vesting monthly thereafter. 100% of the shares underlying this option award are subject to accelerated vesting in the event of termination of employment under certain circumstances following a change of control of the Company.

(9)

The shares underlying this RSU vest, subject to Ms. Blum’s continued role as a service provider to us, as to 1/4th of the total shares on February 15, 2018, with 1/16th of the total shares vesting quarterly thereafter. 100% of the shares underlying this RSU award are subject to accelerated vesting in the event of termination of employment under certain circumstances following a change of control of the Company.

(10)

The shares underlying this option vest, subject to Mr. Schoenstein’s continued role as a service provider to us, as to 1/4th of the total shares on August 15, 2018, with 1/16th of the total shares vesting quarterly thereafter. 50% of the shares underlying this option award are subject to accelerated vesting in the event of termination of employment under certain circumstances following a change of control of the Company.

(11)

The shares underlying this RSU vest, subject to Mr. Schoenstein’s continued role as a service provider to us, as to 1/4th of the total shares on August 15, 2018, with 1/16th of the total shares vesting quarterly thereafter; provided, however, that vesting is subject to the earlier to occur of our initial public offering or a change of control of the Company. 50% of the shares underlying this RSU are subject to accelerated vesting in the event of termination of employment under certain circumstances following a change of control of the Company.

See “—Potential Payments upon Termination or Change in Control” below for a description of accelerated vesting provisions applicable to the named executive officer’s outstanding equity awards.

Executive Employment Arrangements

Prior to the completion of this offering, we intend to enter into an employment letter setting forth the terms and conditions of employment for each of our named executive officers as described below. In addition, each of our named executive officers has executed our standard form of employee proprietary information and inventions agreement and arbitration agreement.

Zander J. Lurie Confirmatory Employment Letter

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Lurie. The employment letter is not expected to have a specific term and will provide that Mr. Lurie is an at-will employee. Mr. Lurie’s current annual base salary is $425,000 and his target annual bonus opportunity for the fiscal year ending December 31, 2018 is 100% of his annual base salary. For the fiscal year ended December 31, 2017, Mr. Lurie’s annual base salary was $350,000 and his target bonus opportunity was 100% of his annual base salary.

Lora D. Blum Confirmatory Employment Letter

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Ms. Blum. The employment letter is not expected to have a specific term and will provide that Ms. Blum is an at-will employee. Ms. Blum’s current annual base salary is $300,000 and her target annual bonus opportunity for the fiscal year ending December 31, 2018 is 50% of her annual base salary. For the fiscal year ended December 31, 2017, Ms. Blum’s annual base salary was $275,000 and her target bonus opportunity was 50% of her annual base salary.

John S. Schoenstein Confirmatory Employment Letter

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Schoenstein. The employment letter is not expected to have a specific term and will provide that Mr. Schoenstein is an at-will employee. Mr. Schoenstein’s current annual base salary is $325,000 and his target sales commission opportunity for the fiscal year ending December 31, 2018 is $325,000. For the fiscal year ended December 31, 2017, Mr. Schoenstein’s annual base salary was $300,000 and following his hire, Mr. Schoenstein received a guaranteed commission of $25,000 per month for the remainder of 2017.

Potential Payments upon Termination or Change in Control

We expect to enter into a change in control and severance agreement with each of our named executive officers that provides for the severance and change in control benefits as described below. Each change in control and severance agreement will supersede any prior agreement or arrangement the named executive officer may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control and severance agreement will have an initial term of three years commencing on the effective date of the agreement. On the third anniversary of the effective date of the agreement, the agreement will renew automatically for additional one year terms unless either party provides the other party with written notice of nonrenewal at least one year prior to the date of automatic renewal. However, if a change in control (as defined in the applicable agreement) occurs when there are fewer than 12 months remaining during the initial term or during an additional term, the term of the change in control and severance agreement will extend automatically through the date that is 12 months following the date of the change in control. Additionally, if an initial occurrence of an act or omission by us that constitutes grounds for “good reason” occurs, and the expiration date of any cure period with respect to such grounds could occur following the expiration of the initial term or an additional term, the term of the change in control and severance agreement will extend automatically for 15 days following the expiration of the cure period.

If a named executive officer’s employment is terminated outside the period beginning 60 days before a change in control and ending 12 months following a change in control, or the Change in Control Period, either (1) by us (or any of our subsidiaries) without “cause” (excluding by reason of death or disability) or (2) by the named executive officer for “good reason” (as such terms are defined in the named executive officer’s change in control and severance agreement), the named executive officer will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment equal to six months (or, in the case of Mr. Lurie, 12 months) of the named executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction); and

•

payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the named executive officer and the named executive officer’s eligible dependents, if any, for up to six months (or, in the case of Mr. Lurie, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law.

If, within the Change in Control Period, the named executive officer’s employment is terminated either (1) by us (or any of our subsidiaries) without cause (excluding by reason of death or disability) or (2) by the named executive officer for good reason, the named executive officer will receive the following benefits if the named executive officer timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment, less applicable withholdings, equal to the sum of (x) 12 months (or, in the case of Mr. Lurie, 18 months) of the executive’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control) and (y) a prorated portion of the executive’s target annual bonus is in effect for the fiscal year in which the termination occurs, prorated based on the number of days of completed service for the fiscal year in which the termination occurs;

•

payment of premiums for coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, if any, for up to six months, (or, in the case of Mr. Lurie, 18 months) or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

•

100% accelerated vesting and exercisability of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels.

If any of the amounts provided for under these change in control and severance agreements or otherwise payable to our named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits under his or her change in control or severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control and severance agreements do not require us to provide any tax gross-up payments.

Employee Benefits and Stock Plans

2018 Equity Incentive Plan

In August 2018, our board of directors adopted, and we expect our stockholders will approve, the 2018 Equity Incentive Plan, or our 2018 Plan. We expect that our 2018 Plan will be effective on the business day immediately prior to the effective date of our registration statement related to this offering. Our 2018 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the adjustment provisions of the 2018 Plan, a total of 9,394,744 shares of our common stock will be reserved for issuance pursuant to our 2018 Plan. In addition, subject to the adjustment provisions of the 2018 Plan, the shares reserved for issuance under our 2018 Plan will also include the sum of any shares that, (i) as of the effective date of our registration statement related to this offering, have been reserved but not issued pursuant to any awards granted under the 2011 Plan and are not subject to any awards granted thereunder, and (ii) any shares that, on or after the effective date of our registration statement related to this offering, expire or otherwise terminate without being exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations and shares issued pursuant to awards granted under the 2011 Plan that, on or after the effective date of our registration statement related to this offering, are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2018 Plan pursuant to (i) and (ii) is 31,935,310 shares). The number of shares available for issuance under our 2018 Plan will also include an annual increase on the first day of each year beginning with the 2019 fiscal year, equal to the least of:

•	12,500,000 shares of our common stock;

•	five percent (5%) of the outstanding shares of our common stock on the last day of our immediately preceding year; or

•	such other amount as the administrator may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to, or repurchased by, us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2018 Plan (unless the 2018 Plan has terminated). With respect to stock appreciation rights, the net shares issued will cease to be available under the 2018 Plan and all remaining shares will remain available for future grant or sale under the 2018 Plan (unless the 2018 Plan has terminated). Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2018 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2018 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2018 Plan. Our board of directors has delegated concurrent authority to administer our 2018 Plan to our compensation committee. In addition, if we determine it is desirable to qualify transactions under our 2018 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2018 Plan, the administrator has the power to administer our 2018 Plan, including but not limited to, the power to interpret the terms of our 2018 Plan and awards granted under it, to create, amend and revoke rules relating to our 2018 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise or base price of an outstanding award is increased or reduced.

Stock Options. Stock options may be granted under our 2018 Plan. The exercise price of options granted under our 2018 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2018 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2018 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. RSUs may be granted under our 2018 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2018 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. Our 2018 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2018 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2018 Plan provides that in any fiscal year, an outside director (i) will not be granted awards having a grant date fair value greater than $750,000, but that in the fiscal year that an outside director first joins our board of directors, he or she may be granted an award with a grant date fair value of up to $1,000,000. The grant date fair value of the awards granted to the outside directors for purposes of these limitations will be calculated using the same methodology that the administrator uses to determine the grant date fair value of awards to our executive officers. For this purpose, the value of RSUs will be determined by using the average closing price of our common stock over a period of time prior to the date of grant (not to exceed 120 days), with such period of time to be determined by the administrator, and the value of nonstatutory stock options will be determined by using a ratio of nonstatutory stock options to RSUs, with such ratio to be determined by the administrator, not to exceed 4:1. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2018 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2018 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2018 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2018 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all outstanding awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2018 Plan provides that in the event of a merger or change in control, as defined under our 2018 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, in all cases, unless specifically provided otherwise under the applicable equity award agreement or other written agreement between the participant and us. The award will then terminate upon the expiration of the specified period of time. Upon a merger or change in control, awards granted to an outside director will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable equity award agreement or other written agreement between the participant and us.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our 2018 Plan provided such action does not impair the existing rights of any participant. Our 2018 Plan automatically will terminate in 2028, unless we terminate it sooner.

2018 Employee Stock Purchase Plan

In August 2018, our board of directors adopted, and we expect our stockholders will approve, a 2018 Employee Stock Purchase Plan, or our ESPP. Our ESPP will be effective upon the effective date of our registration statement relating to this offering.

Authorized Shares. Subject to the adjustment provisions of our ESPP, a total of 2,673,444 shares of our common stock will be made available for sale under our ESPP. In addition, subject to the adjustment provisions of our ESPP, our ESPP also provides for annual increases in the number of shares available for sale under our ESPP on the first day of each year beginning in fiscal year 2019, equal to the least of:

•	5,346,888 shares;

•	one percent (1%) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Plan Administration. Our compensation committee appointed by our board of directors will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of the ESPP as described below. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans and as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods; Purchase Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for 24-month offering periods. The offering periods are scheduled to start on the first trading day on or after May 22 and November 22 of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after November 22, 2020 and the second offering period will commence on the first trading day on or after May 22, 2019. Each offering period will include purchase periods, which will be a period of approximately six months commencing with one exercise date and ending with the next exercise date.

Contributions. Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 shares of our common stock during a purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2038, unless we terminate it sooner.

2011 Equity Incentive Plan

In December 2011, our board of directors adopted, and our stockholders approved, our 2011 Plan. Our 2011 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and the employees of our parent or subsidiary corporations, and for the grant of nonqualified stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, or RSUs, phantom stock awards, performance awards or other stock-based awards to all employees, officers and directors of, and other individuals providing services to, us or any affiliate, as may be selected by the administrator from time to time.

Authorized Shares. Our 2011 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2011 Plan following the completion of this offering. Our 2011 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2018, an aggregate of 53,521,344 shares of our common stock were authorized under our 2011 Plan. As of June 30, 2018, options to purchase 17,011,811 shares of our common stock and RSUs covering 10,433,918 shares of our common stock remained outstanding under our 2011 Plan, and 4,491,865 shares of our common stock were reserved for future issuance.

Plan Administration. Our board of directors or the committee or committees appointed by our board of directors administers our 2011 Plan. Subject to the provisions of the 2011 Plan, the administrator has all the powers vested in it by the terms of the 2011 Plan, including authority, in its sole and absolute discretion, to grant awards, prescribe documents memorializing the terms and conditions of awards and evidencing such awards and establish programs for granting awards. The administrator has full power and authority to take all other actions necessary to carry out the purpose and intent of the 2011 Plan, including, but not limited to, the authority to: determine the eligible persons to whom, and the time or times at which awards will be granted, determine the types of awards to be granted and the number of shares subject to such award, and to impose such terms, limitations, restrictions and conditions upon any award as the administrator deems appropriate. Our administrator also has the authority to modify, amend, extend or renew outstanding awards (to the extent doing so will not result in adverse tax consequences) and to accelerate or otherwise change the time in which an option or stock appreciation right may be exercised and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise or base price of an outstanding award is increased or reduced. The administrator has full power and authority to administer, construe and interpret the 2011 Plan, the award agreements and all other documents relevant to the 2011 Plan and awards issued thereunder and all actions taken and decisions and determinations made by the administrator on all matters relating to the 2011 Plan shall be in the administrator’s sole and absolute discretion and shall be conclusive and binding on all parties concerned, including us, our stockholders and participants in the 2011 Plan, and any of our other employees, consultants or directors, and their respective successors in interest.

Awards. The administrator, in its sole discretion, establishes the terms of all awards granted under the 2011 Plan. All awards are subject to the terms and conditions provided in the award agreement.

Stock Options. Stock options may be granted under our 2011 Plan. Options granted under the 2011 Plan must have an exercise price at least equal to the fair market value of our common stock as of the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any parent or subsidiary, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable for at least six months. In all other cases, the option will generally remain exercisable for at least 30 days. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2011 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2011 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares of our common stock subject to a stock appreciation right will not be less than 100% of the fair market value per share on the grant date.

Stock Awards. The administrator may grant awards of restricted or unrestricted common stock under our 2011 Plan. The administrator may grant such awards to eligible participants in such amounts, on such terms and conditions, and for such consideration (or for no or minimum consideration as may be required by law), as it shall determine. A stock award may be paid in common stock, in cash, or a combination of the foregoing, as determined in the sole discretion of the administrator.

Phantom Stock; RSUs. The administrator may grant awards denominated in stock equivalent units, or phantom stock or RSUs, under our 2011 Plan. The administrator may grant such awards to eligible participants in such amounts and on such terms and conditions as it shall determine. Phantom stock units or RSUs granted to a participant will be credited to a bookkeeping reserve account solely for accounting purposes and do not require a segregation of our assets. Unless provided otherwise by the award agreement, following the lapse of any applicable restricted period, an award of phantom stock or RSUs may be settled in our common stock, in cash, or a combination of the foregoing, as determined in the sole discretion of the administrator. Except as otherwise provided in an award agreement, the holder of an award of phantom stock or RSUs will not have the rights of a stockholder with respect to any shares of our common stock represented by such award solely as a result of the grant of such award.

Performance Awards. The administrator may grant performance awards which become payable on account of attainment of one or more performance goals established by the administrator under our 2011 Plan. Performance awards may be paid by the delivery of our common stock, in cash, or a combination of the foregoing, as determined in the sole discretion of the administrator. Performance goals established by the administrator may be based on such business criteria of us or our affiliates as selected by the administrator that apply to an individual or group of individuals, a business unit or us or an affiliate as a whole, over such performance period as the administrator may designate.

Other Stock-Based Awards. The administrator may grant other stock-based awards under our 2011 Plan. The administrator may grant such awards to eligible participants in such amounts, on such terms and conditions, and for such consideration (or for no or minimum consideration as may be required by law), as it shall determine, Other stock-based awards may be denominated in cash, in shares of our common stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into our common stock, or in any combination of the foregoing, and may be paid in our common stock or other securities, in cash, or a combination of the foregoing, as determined in the sole discretion of the administrator.

Non-Transferability of Awards. Except as otherwise determined by the administrator, our 2011 Plan generally does not allow for the transfer of awards other than by will and the laws of descent and distribution and any award shall be exercisable during a participant’s lifetime only by the participant.

Certain Adjustments. In the event of certain changes in our capitalization, the administrator will make appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the 2011 Plan and any adjustments in outstanding awards, including not limited to, modifying the number, kind and price of securities subject to awards.

Merger or Change in Control. Our 2011 Plan provides that in the event we are party to a change in control, all shares acquired under the 2011 Plan and all awards will be subject to the agreement of merger, sale or consolidation. Such agreement need not treat all awards in an identical manner, and it shall provide for one or more of the following with respect to each award: (i) the continuation of the award (if we are the surviving corporation), (ii) the assumption of the award by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of a new award, (iv) the full vesting and exercisability, as applicable, of the award and full vesting of the shares subject to the award, followed by the cancellation of the award, or (v) the cancellation of the award and a payment to the participant equal to the excess of the fair market value of the shares subject to the award (whether vested or unvested) over, with respect to any stock option, the exercise price of the stock option.

Amendment; Termination. Subject to the terms of the 2011 Plan, our board of directors may terminate, amend or modify the 2011 Plan or any portion thereof at any time. Any amendments to the 2011 Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law as determined by the administrator. As noted above, upon completion of this offering, our 2011 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Incentive Compensation Plan

The compensation committee of our board of directors adopted an Executive Incentive Compensation Plan, or the Bonus Plan, in August 2018, to be effective on the first day of the fiscal year immediately following the completion of this offering. The Bonus Plan will be administered by a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation committee will be the administrator of the Bonus Plan. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, determined by our compensation committee, based upon performance goals established by our compensation committee. Our compensation committee, in its sole discretion, will establish a target award for each participant under the Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, including but not limited to unlevered free cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, individual objectives such as peer reviews or other subjective or objective criteria, and attainment of specified performance goals, such as “Objectives and Key Results” or “Critical Objectives.” As determined by our compensation committee, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as our compensation committee determines. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but no later than the dates set forth in the Bonus Plan.

Our board of directors or its compensation committee will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants and we match up to 25% of such contributions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Transactions with Tiger Global

Tiger Global Private Investment Partners VI, L.P. and Tiger Global Private Investment Partners VII, L.P., together with their affiliates, Tiger Global, hold more than 5% of our outstanding capital stock. During 2015, 2016 and 2017, we recognized revenue from sales of our products to certain affiliates of Tiger Global of $1.2 million, $1.8 million and $2.1 million, respectively. In 2015, 2016 and 2017, sales to Tiger Global represented less than 1.0% of our total annual revenue, and Tiger Global was our largest customer in each of these years.

Fourth Amended and Restated Stockholders Agreement, as Amended

We are party to a stockholder agreement under which certain holders of our capital stock, including Tiger Global, SM Profits, LLC, SM Investor LLC and the Sheryl K. Sandberg Revocable Trust, which each hold 5% or more of our common stock or with which certain of our directors and executive officers are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Additionally, this agreement imposes restrictions on the transfer of our capital stock upon its parties, including the right for us or our assignees to purchase shares of our capital stock that stockholders propose to sell to other parties. Upon the closing of this offering, the stockholder agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors, the voting of capital stock of the company or the restrictions on transfer pursuant to the agreement.

Fourth Amended and Restated Registration Rights Agreement

We are party to our Fourth Amended and Restated Registration Rights Agreement, or RRA, dated as of November 25, 2014, including entities affiliated with each of Tiger Global, SM Profits, LLC, SM Investor LLC and the Sheryl K. Sandberg Revocable Trust, which each hold 5% or more of our common stock or of which certain of our directors or executive officers are affiliated. This agreement provides, among other things, that certain holders of our common stock have the right to request that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Commercial Arrangements

Sheryl K. Sandberg, a member of our board of directors, is the Chief Operating Officer of Facebook and serves on its board of directors. During 2015, 2016 and 2017, we incurred expenses for search engine marketing services provided by Facebook of $1.5 million, $1.0 million and $0.8 million, respectively.

Until 2017, Margaret C. Whitman served as a member of our board of directors while she also served as the Chief Executive Officer of HPE. During 2017, we recognized revenue from sales of our products to HPE totaling approximately $0.2 million.

Directed Share Program

Mr. Finley, a member of our board of directors, has indicated an interest in purchasing shares in this offering at the initial public offering price in connection with the directed share program.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2017 Year-End” and “Management—Non-Employee Director Compensation” for a description of these options and RSUs.

We have entered into offer letters, employment agreements and change in control arrangements with certain of our executive officers that, among other things, provide for certain compensation, termination, severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for more information regarding these agreements.

We have also entered into offer letters with each of Mses. Decker, James and Williams and Mr. Smith in connection with their appointment to our board of directors, as described under “Management—Non-Employee Director Compensation.”

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2015, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering and the concurrent private placement on 104,023,677 shares of our common stock outstanding as of July 31, 2018 (which includes 2,286,768 shares of common stock representing the net number of shares that we will deliver to certain holders of RSUs upon the effectiveness of this offering in connection with the RSU Settlement), or the Beneficial Ownership Date. We have based our calculation of the percentage of beneficial ownership after this offering and the concurrent private placement on shares of our common stock outstanding immediately after the completion of this offering and the concurrent private placement, assuming that the underwriters will not exercise their option to purchase up to an additional 2,025,000 shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date, or issuable pursuant to RSUs which are subject to vesting conditions expected to occur within 60 days of the Beneficial Ownership Date, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SVMK Inc., One Curiosity Way, San Mateo, California 94403.

	Shares Beneficially Owned Prior to this Offering and the Concurrent Private Placement		Shares Beneficially Owned After this Offering and the Concurrent Private Placement
Name of Beneficial Owner+	Number	Percentage	Shares	Percentage
Named Executive Officers and Directors:
Zander J. Lurie(1)	3,276,184	3.1	3,276,184	2.6
Lora D. Blum(2)	437,975	*	437,975	*
John S. Schoenstein(3)	185,000	*	185,000	*
Susan L. Decker(4)	213,499	*	213,499	*
David A. Ebersman(5)	213,499	*	213,499	*
Dana L. Evan(6)	423,499	*	423,499	*
Ryan Finley(7)	8,984,746	8.6	8,984,746	7.4
Erika H. James(8)	—	—	—	—
Sheryl K. Sandberg(9)	10,318,577	9.9	10,318,577	8.5
Brad D. Smith(10)	213,499	*	213,499	*
Benjamin C. Spero(11)	8,717,204	8.4	8,717,204	7.2
Serena J. Williams(12)	213,499	*	213,499	*
All executive officers and directors as a group (15 persons)(13)	37,362,537	33.3	37,362,537	28.8

	Shares Beneficially Owned Prior to this Offering and the Concurrent Private Placement		Shares Beneficially Owned After this Offering and the Concurrent Private Placement
Name of Beneficial Owner+	Number	Percentage	Shares	Percentage

Greater than 5% Stockholders:
Entities affiliated with Tiger Global(14)	30,472,085	29.3	30,472,085	25.1
Sheryl K. Sandberg Revocable Trust(15)	10,318,577	9.9	10,318,577	8.5
SM Profits, LLC(16)	8,984,746	8.6	8,984,746	7.4
SM Investor LLC(17)	8,717,204	8.4	8,717,204	7.2

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
+

Options to purchase shares of our capital stock included in this table are generally early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(1)

Consists of (i) 24,330 shares held of record by the Jason and Jennifer Lurie Family 2018 Irrevocable Trust dated May 31, 2018, of which Kristin Vogelsong, Mr. Lurie’s spouse, is the trustee; (ii) 24,330 shares held of record by the Eliza and Larry Becker Family 2018 Irrevocable Trust dated May 31, 2018, of which Kristin Vogelsong is the trustee; (iii) 16,219 shares held of record by the Scott and Caitlin Vogelsong Family 2018 Irrevocable Trust dated May 31, 2018, of which Kristin Vogelsong is the trustee; (iv) 3,347 shares held of record by SM Investor LLC, of which Mr. Lurie is a member and with which Mr. Lurie shares beneficial ownership of these shares; (v) 3,189,258 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 1,931,758 are fully vested as of such date; and (vi) 18,700 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(2)

Consists of (i) 418,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 150,917 are fully vested as of such date and (ii) 19,975 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(3)

Consists of (i) 175,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 37,500 are fully vested as of such date and (ii) 10,000 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(4)

Consists of (i) 210,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 43,750 are fully vested as of such date and (ii) 3,499 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(5)

Consists of (i) 210,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 166,250 are fully vested as of such date and (ii) 3,499 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(6)

Consists of (i) 420,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 345,625 are fully vested as of such date and (ii) 3,499 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(7)

Consists of 8,984,746 shares held of record by SM Profits, LLC, of which Mr. Finley is a manager. Mr. Finley holds a controlling interest with respect to voting and investment power of the shares held by SM Profits, LLC. See footnote 16 for additional information regarding SM Profits, LLC. Mr. Finley has indicated an interest in purchasing shares in this offering at the initial public offering price in connection with the directed share program. Because this indication of interest is not a binding agreement or commitment to purchase, these shares are excluded from Mr. Finley’s holdings in this table.

(8)	Ms. James became a member of our board of directors in August 2018.
(9)

Consists of 10,318,577 shares held of record as of June 15, 2018 by the Sheryl K. Sandberg Revocable Trust, of which Ms. Sandberg is a trustee. See footnote 15 for additional information regarding the Sheryl K. Sandberg Revocable Trust.

(10)

Consists of (i) 210,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 70,000 are fully vested as of such date and (ii) 3,499 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(11)

Consists of 8,717,204 shares held of record by SM Investor LLC. The members of SM Investor LLC are SEI V SM AIV, L.P. (SEI V), Spectrum V Investment Managers’ Fund, LP (IMF), Craig Sherman, and Mr. Lurie (our chief executive officer). The general partner of SEI V is Spectrum Equity Associates V, L.P., the general partner of which is SEA V Management, LLC (SEA V LLC). The general partner of IMF is SEA V LLC. As a member and manager of SEA V LLC, Mr. Spero may be deemed to share the voting and investment power with respect to the shares beneficially owned by SEA V LLC. Mr. Spero disclaims beneficial ownership of the shares listed here except to the extent of his pecuniary interest therein. See footnote 17 for additional information regarding SM Investor LLC.

(12)

Consists of (i) 210,000 shares subject to options exercisable within 60 days of the Beneficial Ownership Date, of which 70,000 are fully vested as of such date and (ii) 3,499 RSUs, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(13)

Consists of (i) 28,956,718 shares beneficially owned by our current executive officers and directors; (ii) 8,141,966 shares subject to options held by our current executive officers and directors that are exercisable within 60 days of the Beneficial Ownership Date, of which 4,650,619 are fully vested as of such date; (iii) 13,600 RSUs held by our current executive officers and directors that are subject only to a service condition that will be satisfied within 60 days of the Beneficial Ownership Date; and (iv) 253,600 RSUs held by our current executive officers and directors, for which the service condition has been satisfied and for which we expect the Performance Vesting Condition to be satisfied upon effectiveness of this offering.

(14)

Consists of (i) 15,228,284 shares held of record by Tiger Global Private Investment Partners VI, L.P.; (ii) 14,318,603 shares held of record by Tiger Global Private Investment Partners VII, L.P.; and (iii) 925,198 shares held of record by other affiliates of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(15)

Consists of 10,318,577 shares held of record as of June 15, 2018 by the Sheryl K. Sandberg Revocable Trust, of which Ms. Sandberg is a trustee. Ms. Sandberg plans to donate all shares beneficially owned by her (or the proceeds from the sale thereof) to the Sheryl Sandberg and Dave Goldberg Family Foundation as part of fulfilling their philanthropic commitment to the Giving Pledge.

(16)

Consists of 8,984,746 shares held of record by SM Profits, LLC. Ryan Finley is a manager of SM Profits, LLC and holds a controlling interest with respect to voting and investment power of the shares held by SM Profits, LLC. The address for SM Profits, LLC is 9418 NE Vancouver Mall Dr., Vancouver, WA 98662.

(17)

Consists of 8,717,204 shares held of record by SM Investor LLC. The members of SM Investor LLC are SEI V SM AIV, L.P. (SEI V), Spectrum V Investment Managers’ Fund, LP (IMF), Craig Sherman, and Mr. Lurie (our chief executive officer). The general partner of SEI V is Spectrum Equity Associates V, L.P., the general partner of which is SEA V Management, LLC (SEA V LLC). The general partner of IMF is SEA V LLC. As a member and manager of SEA V LLC, Mr. Spero may be deemed to share the voting and investment power with respect to the shares beneficially owned by SEA V LLC. Mr. Spero disclaims beneficial ownership of the shares listed here except to the extent of his pecuniary interest therein. The business address for these entities and individuals is c/o Spectrum Equity Investors, 140 New Montgomery, 20th Floor, San Francisco, CA 94105.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering and the concurrent private placement. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and fourth amended and restated registration rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering and the concurrent private placement, our authorized capital stock will consist of 900,000,000 shares of capital stock, $0.00001 par value per share, of which:

•	800,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of June 30, 2018, there were 103,891,268 shares of common stock outstanding (which includes 2,156,643 shares of common stock representing the net number of shares that we will deliver to certain holders of RSUs upon the effectiveness of this offering in connection with the RSU Settlement), held by 850 stockholders of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2018, we had outstanding options to purchase an aggregate of 17,011,811 shares of our common stock, with a weighted average exercise price of $14.46, pursuant to our 2011 Plan.

RSUs

As of June 30, 2018, we had outstanding 10,433,918 shares of our common stock subject to RSUs pursuant to our 2011 Plan. Substantially all RSUs granted prior to May 18, 2016, which we refer to as one-tier RSUs, generally vest upon the satisfaction of a service-based vesting condition. The service-based vesting condition generally is satisfied over a four-year period. 25% of the shares subject to a one-tier RSU vest upon the completion of one year of service measured from the vesting commencement date, and as to the balance in successive equal quarterly installments, subject to continued service through each such vesting date. RSUs granted on and after May 18, 2016, which we refer to as two-tier RSUs, generally vest upon the satisfaction of both a service-based vesting condition and the Performance Vesting Condition occurring before these two-tier RSUs expire. The service-based vesting condition generally is satisfied over a four-year period. 25% of the shares subject to a two-tier RSU service-based vesting condition are satisfied upon completion of approximately one year of service measured from the date of hire, and the balance generally vests in successive equal quarterly installments, subject to continued service through each applicable vesting date. The Performance Vesting Condition occurs on the earlier of (i) a public offering pursuant to a registration statement under the Securities Act on an active trading market or, for certain RSUs, the expiration of the lock-up period associated with such public offering and (ii) an acquisition or change in control of us or, for certain RSUs, an acquisition or change in control of us where the consideration paid for our stock is cash, publicly traded equity securities or a combination of both. The Performance Vesting Condition will be satisfied upon the effectiveness of this offering or the expiration of the lock-up period following this offering. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering and following this offering. The manner in which we fund these expenditures may have an adverse effect on our financial condition.”

Registration Rights

After the completion of this offering and the concurrent private placement, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Fourth Amended and Restated Registration Rights Agreement, or RRA, dated as of November 25, 2014. We, along with certain holders of our common stock, are parties to the RRA. The registration rights set forth in the RRA will expire five years following the completion of this offering, or, with respect to any particular holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act or a similar exemption during any three month period and such holder holds 1% or less of our outstanding common stock. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In addition, in connection with each demand registration and piggyback registration, we will reimburse holders for the reasonable fees and disbursements of one counsel chosen by a majority of the securities included in such registration and each additional counsel retained by any holder for purpose of rendering a legal opinion. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the RRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriting (Conflict of Interest)” for additional information.

Demand Registration Rights

After the completion of this offering and the concurrent private placement, the holders of up to 92,112,028 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 30% of shares of our common stock then outstanding can request that we register the offer and sale of their shares in an underwritten offering. We are obligated to effect only one such registration. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering and the concurrent private placement, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to 92,112,028 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares, or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering and the concurrent private placement, the holders of up to 92,112,028 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $20,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Board of Directors Vacancies: Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

•

Classified Board: Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

•

Stockholder Action; Special Meeting of Stockholders: Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations: Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting: The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause: Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of Charter and Bylaws Provisions: Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws would require approval by holders of at least 66 2⁄3% of our then outstanding capital stock.

•

Issuance of Undesignated Preferred Stock: Our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this provision. Our amended and restated bylaw further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have been approved to list our common stock on The Nasdaq Global Select Market under the symbol “SVMK”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering and the concurrent private placement, based on the number of shares of our capital stock outstanding as of June 30, 2018, we will have a total of 121,391,268 shares of common stock outstanding. Of these outstanding shares, all of the 13,500,000 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market-standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and the provisions of our RRA described above under the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 13,500,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, subject to reduction as described below and in the section titled “Underwriting (Conflict of Interest),” 107,891,268 additional shares of capital stock will become eligible for sale in the public market, of which 67,837,969 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

Our executive officers, directors and holders of a substantial majority of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into lock-up agreements with the underwriters of this offering under which they have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The shares sold in the concurrent private placement to Salesforce Ventures LLC, an existing stockholder, will be subject to a lock-up agreement with the underwriters for a period of 180 days after the date of this prospectus. Pursuant to the lock-up agreements with the underwriters, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (iii) such lock-up period is scheduled to end during or within five trading days prior to a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. See the section titled “Underwriting (Conflict of Interest)” for additional information.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the fourth amended and restated stockholders agreement, as amended, the fourth amended and restated registration rights agreement and our standard form of option agreement and restricted stock purchase agreement, that certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market-standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal 1,213,913 shares immediately after this offering and the concurrent private placement; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to the RRA, the holders of up to 92,112,028 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans and the equity compensation plans we assumed in connection with certain of our acquisitions. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS, has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary applies only to common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an “applicable financial statement” (as defined in the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder of our stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to backup withholding at a current rate of 24% and, in the case of proceeds on the disposition of stock, information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person as defined under the Code.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, FATCA, generally impose withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity and provides certain information with respect to such U.S. owners, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING (CONFLICT OF INTEREST)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

J.P. Morgan Securities LLC
Allen & Company LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities, LLC
SunTrust Robinson Humphrey, Inc.
Code Advisors LLC
Foros Securities LLC
JMP Securities LLC
LionTree Advisors LLC

Total	13,500,000

The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to 2,025,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee will be equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee will be $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering and the concurrent private placement, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $8.0 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

A “related person” of one of the underwriters received 702 of our stock options and 702 of our RSUs as grants since December 2017, and 117 shares have vested from each grant. Such securities are deemed to be underwriting compensation pursuant to FINRA Rule 5110, but meet an exception to the lock-up restriction pursuant to FINRA Rule 5110(g)(2)(A)(iii).

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We will agree that, subject to certain exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing plans.

Our executive officers, directors and holders of a substantial majority of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than the Securities to be sold by such directors, executive officers, managers and members pursuant to the underwriting agreement or as otherwise provided in the lock-up agreement. The shares sold in the concurrent private placement to Salesforce Ventures LLC, an existing stockholder, will be subject to a lock-up agreement with the underwriters for a period of 180 days after the date of this prospectus. Pursuant to the lock-up agreements with the underwriters, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred and (iii) such lock-up period is scheduled to end during or within five trading days prior to a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list our common stock on the The Nasdaq Global Select Market under the symbol “SVMK”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Certain underwriters or affiliates of the underwriters are lenders under our credit facilities. In addition, in connection with the revolving credit facility, dated as of February 7, 2013, as amended and refinanced as of April 13, 2017, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, acts as Administrative Agent and, (i) together with Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as a Joint Lead Arranger and Bookrunner, and (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, acted as a Syndication Agent.

Pursuant to the concurrent private placement, Salesforce Ventures LLC, an existing stockholder, will purchase from us in a private placement $40.0 million of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be 4,000,000 shares. In connection with the concurrent private placement, we will pay a placement agent fee to the members of the underwriting syndicate for this offering.

As described in the section titled “Use of Proceeds,” J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are underwriters in this offering and their respective affiliates will receive at least 5% of the net proceeds of this offering in connection with the repayment of $100 million of the outstanding indebtedness under our credit facilities immediately prior to the completion of this offering. As such, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are each deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority Inc., or Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Allen & Company LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section II thereof. Allen & Company LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. Although Allen & Company LLC has, in its capacity as qualified independent underwriter, participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus forms a part, we cannot assure you that this will adequately address all potential conflicts of interest. We will agree to indemnify Allen & Company LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will not confirm sales of securities to any account over which it exercises discretionary authority without the prior written approval of the accountholder. See the section titled “Use of Proceeds” for additional information.

Directed Share Program

At our request, the underwriters have reserved up to 675,000 shares of our common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to certain persons associated with us, including Ryan Finley, a member of our board of directors. These shares will not be subject to a lock-up restriction, except in the case of shares purchased by Mr. Finley, which will be subject to a 180-day lock-up restriction. None of our other executive officers or members of our board of directors will participate in this directed share program. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to

Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

The Company, the representative and its affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

In addition, except when relying on the “professional investor” exemption under the OCO or the SFO, the following prescribed wording should be included:

“WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.”

In addition, where JPM seeks to rely on the “professional investor” exemptions under section 103 of the SFO and the OCO, we would advise including in any material a clear and prominent statement providing that such material is solely addressed to and in relation to products that are to be sold to people/entities meeting the professional investor requirements under the SFO (see section 8.2 of the General Discussion).

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i.	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii.	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

CONCURRENT PRIVATE PLACEMENT

Immediately subsequent to the closing of this offering, Salesforce Ventures LLC, an existing stockholder, will purchase from us in a private placement $40.0 million of our common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be 4,000,000 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement; however, we will pay a placement agent fee to members of the underwriting syndicate for this offering. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to Salesforce Ventures LLC will not be registered in this offering and will be subject to a market standoff agreement with us and a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.surveymonkey.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SVMK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of SVMK Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SVMK Inc. (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

San Francisco, California

June 15, 2018

SVMK INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value)	December 31, 2016	December 31, 2017	June 30, 2018	Pro Forma Stockholders’ Equity June 30, 2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,287	$35,345	$43,391
Accounts receivable, net of allowance of $81, $50 and $122	6,104	5,429	6,243
Deferred commissions, current	741	1,225	1,590
Prepaid expenses and other current assets	12,009	5,056	5,215

Total current assets	42,141	47,055	56,439

Property and equipment, net	123,480	131,331	127,226
Capitalized internal-use software, net	43,735	41,493	36,075
Intangible assets, net	18,055	13,594	11,410
Goodwill, net	336,861	336,861	336,861
Deferred commissions, non-current	1,525	2,006	2,559
Other assets	10,424	5,749	8,258

Total assets	$576,221	$578,089	$578,828

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,618	$3,380	$3,235
Accrued expenses and other current liabilities	26,195	10,173	13,543
Accrued compensation	12,582	14,910	11,356
Deferred revenue	76,420	84,818	99,260
Debt, current	1,180	2,032	2,032

Total current liabilities	117,995	115,313	129,426

Deferred tax liabilities	20,557	4,168	4,463
Debt, non-current	318,120	316,289	315,272
Financing obligation on leased facility	81,939	93,385	92,682
Other non-current liabilities	4,589	8,891	9,376

Total liabilities	543,200	538,046	551,219

Commitments and contingencies (Note 8)
Mandatorily redeemable convertible preferred stock ($0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding)	—	—	—

Stockholders’ equity:
Common stock ($0.01 par value); 137,000,000 shares authorized; 100,485,603, 101,382,515, 101,734,625 and 103,891,268 (pro forma) shares issued and outstanding)	1,005	1,014	1,017	$1,039
Additional paid-in capital	185,490	216,581	231,586	312,447
Accumulated other comprehensive income (loss)	87	19	(243)	(243)
Accumulated deficit	(153,561)	(177,571)	(204,751)	(285,634)

Total stockholders’ equity	33,021	40,043	27,609	$27,609

Total liabilities and stockholders’ equity	$576,221	$578,089	$578,828

See accompanying Notes to Consolidated Financial Statements.

SVMK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
Revenue	$207,295	$218,773	$106,452	$121,187
Cost of revenue(1)(2)	67,755	62,679	30,842	35,754

Gross profit	139,540	156,094	75,610	85,433

Operating expenses:
Research and development(1)	37,985	53,660	24,980	34,232
Sales and marketing(1)(2)	73,970	73,511	36,913	37,300
General and administrative(1)	36,832	47,940	24,129	26,418
Restructuring(1)	25,256	1,785	145	33

Total operating expenses	174,043	176,896	86,167	97,983

Loss from operations	(34,503)	(20,802)	(10,557)	(12,550)

Interest expense	32,893	26,865	13,316	14,685
Other non-operating income (expense), net	(4,250)	7,610	7,176	351

Loss before income taxes	(71,646)	(40,057)	(16,697)	(26,884)

Provision for (benefit from) income taxes	4,704	(16,047)	2,400	296

Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)

Net loss per share, basic and diluted	$(0.77)	$(0.24)	$(0.19)	$(0.27)

Weighted-average shares used in computing basic and diluted net loss per share	98,539	100,244	99,787	101,419
Pro forma net loss per share, basic and diluted		$(0.24)		$(0.26)

Weighted-average shares used in computing pro forma basic and diluted net loss per share (unaudited)		101,126		103,264

(1)	Includes stock-based compensation, net of amounts capitalized as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$4,114	$2,503	$1,236	$1,304
Research and development	5,756	9,918	4,266	6,413
Sales and marketing	8,712	8,069	5,300	1,915
General and administrative	12,301	14,496	7,139	7,660
Restructuring	2,074	—	—	—

Stock-based compensation, net of amounts capitalized	$32,957	$34,986	$17,941	$17,292

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$4,505	$2,040	$1,064	$976
Sales and marketing	4,267	2,421	1,213	1,208

Amortization of acquired intangible assets	$8,772	$4,461	$2,277	$2,184

See accompanying Notes to Consolidated Financial Statements.

SVMK INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)
Other Comprehensive income (loss):
Foreign currency translation gains (losses)(1)	87	(68)	(34)	(262)
Currency translation adjustment upon subsidiary liquidation(1)	1,397	—	—	—

Total other comprehensive income (loss)(1)	1,484	(68)	(34)	(262)

Total comprehensive loss	$(74,866)	$(24,078)	$(19,131)	$(27,442)

(1)	Net of tax effect which was not material.

See accompanying Notes to Consolidated Financial Statements.

SVMK INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
(in thousands, except share amounts)	Shares	Amount
December 31, 2015	98,874,414	$989	$158,192	$(1,397)	$(78,598)	$79,186

Cumulative-effect adjustment upon adoption of ASC 606	—	—	—	—	1,387	1,387
Common stock issued upon stock option exercise	45,444	—	201	—	—	201
Common stock issued upon vesting of restricted stock units, net of tax withholding	1,565,745	16	(11,950)	—	—	(11,934)
Stock-based compensation expense	—	—	39,047	—	—	39,047
Comprehensive income	—	—	—	1,484	—	1,484
Net loss	—	—	—	—	(76,350)	(76,350)

December 31, 2016	100,485,603	1,005	185,490	87	(153,561)	33,021

Common stock issued upon stock option exercise	35,352	—	153	—	—	153
Common stock issued upon vesting of restricted stock units, net of tax withholding	878,348	9	(6,943)	—	—	(6,934)
Repurchase of common stock	(11,791)	—	(144)	—	—	(144)
Forfeiture of restricted stock awards	(4,997)	—	(80)	—	—	(80)
Stock-based compensation expense	—	—	38,105	—	—	38,105
Comprehensive loss	—	—	—	(68)	—	(68)
Net loss	—	—	—	—	(24,010)	(24,010)

December 31, 2017	101,382,515	1,014	216,581	19	(177,571)	40,043

Common stock issued upon stock option exercise (unaudited)	16,768	—	178	—	—	178
Common stock issued upon vesting of restricted stock units, net of tax withholding (unaudited)	335,342	3	(3,221)	—	—	(3,218)
Stock-based compensation expense (unaudited)	—	—	18,048	—	—	18,048
Comprehensive loss (unaudited)	—	—	—	(262)	—	(262)
Net loss (unaudited)	—	—	—	—	(27,180)	(27,180)

June 30, 2018 (unaudited)	101,734,625	$1,017	$231,586	$(243)	$(204,751)	$27,609

See accompanying Notes to Consolidated Financial Statements.

SVMK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities
Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36,159	41,419	19,581	22,968
Stock-based compensation expense, net of amounts capitalized	32,957	34,986	17,941	17,292
Amortization of deferred commissions	539	972	428	684
Release of accumulated currency translation adjustment upon subsidiary dissolution	1,397	—	—	—
Derecognition of goodwill and intangible assets	15,895	—	—	—
Write-off (recovery) on long-term note receivable	2,379	(1,000)	—	—
Amortization of debt discount and issuance costs	1,879	876	393	484
Deferred income taxes	4,420	(16,848)	2,015	295
Gain on sale of a private company investment and other	(906)	(6,385)	(6,517)	(823)
Changes in assets and liabilities:
Accounts receivable	27	675	251	(814)
Prepaid expenses and other assets	(3,508)	867	70	(3,753)
Accounts payable and accrued liabilities	8,682	(2,061)	(5,479)	2,624
Accrued interest on financing lease obligation, net of payments	6,924	4,580	3,187	(703)
Accrued compensation	783	2,327	(3,966)	(3,554)
Deferred revenue	4,565	8,628	5,958	14,511

Net cash provided by operating activities	35,842	45,026	14,765	22,031

Cash flows from investing activities
Purchases of property and equipment	(30,419)	(32,488)	(19,383)	(4,809)
Capitalized internal-use software	(15,834)	(15,319)	(8,531)	(5,467)
Proceeds from sale of a private company investment	—	15,453	14,453	999
Other	(650)	—	—	—

Net cash used in investing activities	(46,903)	(32,354)	(13,461)	(9,277)

Cash flows from financing activities
Proceeds from stock option exercises	201	153	122	178
Employee payroll taxes paid related to net share settlement of restricted stock units	(11,934)	(6,934)	(3,916)	(3,218)
Payments to repurchase common stock	—	(144)	—	—
Payment of deferred acquisition purchase consideration	(15,079)	—	—	—
Proceeds from term and revolving debt issuance	25,000	298,500	298,500	—
Repayment of debt	(3,090)	(298,883)	(297,383)	(1,500)
Payment of debt issuance costs and other	—	(1,666)	(1,666)	—
Proceeds from tenant improvement allowances under lease financing obligation	5,516	8,360	6,431	—

Net cash provided by (used in) financing activities	614	(614)	2,088	(4,540)

Net increase (decrease) in cash, cash equivalents and restricted cash	(10,447)	12,058	3,392	8,214
Cash, cash equivalents and restricted cash at beginning of period	33,734	23,287	23,287	35,345

Cash, cash equivalents and restricted cash at end of period	$23,287	$35,345	$26,679	$43,559

Supplemental cash flow data:
Interest paid for term debt	$19,828	$19,864	$10,039	$10,813

Interest paid for financing obligation on leased facility	$6,908	$2,038	$—	$4,076

Income taxes paid	$1,419	$547	$80	$50

Non-cash investing and financing transactions:
Stock compensation included in capitalized software costs	$5,867	$3,119	$1,923	$756

Accrued unpaid capital expenditures and capitalized software development costs	$9,343	$1,214	$3,915	$2,098

Building / construction in progress and related lease financing obligation	$27,347	$—	$—	$—

Derecognized asset and financing obligation related to building	$60,074	$—	$—	$—

Receivable from sale of property and equipment	$2,700	$—	$—	$—

See accompanying Notes to Consolidated Financial Statements.

SVMK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information as of June 30, 2018 and for the six months ended June 30, 2017 and 2018 is unaudited)

1. Company Overview and Basis of Presentation

Business

SVMK Inc. (the “Company”) is a global provider of survey software products. The Company was incorporated in 2011 as a Delaware corporation and is the successor to operations originally begun in 1999. In March 2013, SurveyMonkey Inc. changed its name to SVMK Inc. The Company’s headquarters are located in the United States and its international operations are primarily based in Ireland and Canada.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the results of operations of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

On January 1, 2018, the Company adopted the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”) as discussed in Note 2 below in “Accounting Pronouncements Recently Adopted.” ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to ASC 606 used herein refer to both ASC 606 and Subtopic 340-40. The Company adopted ASC 606 with retrospective application to the beginning of the earliest period presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable. The Company’s most significant estimates and judgments involve valuation of the Company’s stock-based awards, including the determination of fair value of common stock prior to the completion of an initial public offering (“IPO”), valuation of deferred income tax assets, estimating the period of benefit for deferred commissions, valuation of acquired goodwill and intangibles from acquisitions, tax contingencies and legal contingencies.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2018, the interim consolidated statements of operations, comprehensive loss, and cash flows for the six months ended June 30, 2017 and 2018, and the interim consolidated statement of stockholders’ equity for the six months ended June 30, 2018 are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2018 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2017 and 2018. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual periods.

Unaudited Pro Forma Information

As described in the “Stock-Based Compensation” section and Note 7 below, beginning in the second quarter of 2015, the Company granted restricted stock units that vest upon the satisfaction of both a service condition and a Performance Vesting Condition. The Performance Vesting Condition occurs on the earlier of (i) a public offering pursuant to a registration statement under the Securities Act on an active trading market or, for certain RSUs, the expiration of the lock-up period associated with such public offering and (ii) an acquisition or change in control of the Company or, for certain RSUs, an acquisition or change in control of the Company where the consideration paid for the Company’s stock is cash, publicly traded equity securities, or a combination of both. Upon the completion of an IPO, the Performance Vesting Condition will be satisfied, and the Company expects to recognize the cumulative amount of stock-based compensation expense for services already rendered using the accelerated attribution method.

The shares of common stock issuable and the proceeds expected to be received in an IPO are excluded from such pro forma information.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity information gives effect to stock-based compensation expense of approximately $80.9 million, associated with the vesting of performance-based restricted stock units, as if the IPO were completed as of June 30, 2018, which would satisfy the Performance Vesting Condition and is reflected as a pro forma adjustment to increase both additional paid-in capital and accumulated deficit.

As of June 30, 2018 on a pro forma basis, the service condition would have been satisfied for 3,594,405 shares of the performance-based restricted stock units and 2,156,643 net shares of common stock underlying these awards are included in the pro forma stockholders’ equity disclosure of shares outstanding. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. The holders of certain of these restricted stock units will incur taxable income based upon the value of the shares on the date they are settled, and the Company is required to withhold any taxes due at the applicable statutory rates. The Company currently expects that the average of these withholding rates will be approximately 40%. The Company is unable to quantify the tax withholding obligations as of June 30, 2018 and will remain unable to quantify this amount until the settlement of these awards as the withholding obligations will be based on the value of the shares at the time of settlement upon the completion the Company’s IPO.

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share is computed to give effect to vesting of performance-based restricted stock units for which the service-based condition was fully satisfied as of June 30, 2018 and assumes that the Performance Vesting Condition is satisfied as of that date for those awards. Stock-based compensation expense associated with these awards is excluded from the pro forma presentation.

Segment Information

The Company operates as a single operating segment. The Company’s chief operating decision makers (“CODMs”) are its Chief Executive Officer and Chief Financial Officer/Chief Operating Officer, who review the Company’s operating results on a consolidated basis in order to make decisions about allocating resources and assessing performance for the entire company. The Company’s CODMs use one measure of profitability and do not segment its business for internal reporting. See Note 10 for additional information regarding the Company’s revenue and long-lived assets by geographic area.

Related Party Transactions

Certain members of the Company’s Board of Directors (“Board”) serve as board members, are executive officers of and/or (in some cases) are investors in companies that are customers and/or vendors of the Company. During the years ended December 31, 2016 and 2017 and for the six months ended June 30, 2017 and 2018 (unaudited), the Company recognized revenue from sales of its products to a substantial stockholder of $1.8 million, $2.1 million, $1.0 million and $0.8 million, respectively. In 2016 and 2017, and for the six months ended June 30, 2017 and 2018 (unaudited), sales to a substantial stockholder represented less than 1.0% of the Company’s total annual revenue.

2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue

The Company generates substantially all of its revenue from the sale of subscriptions to its survey software products including subscriptions to its purpose-built solutions. The revenue the Company generates from one purpose-built solution that is delivered and recognized at a point in time is not significant. The Company normally sells each of these products in separate contracts to its customers and each product, including purpose-built solutions, is distinct. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

For subscription products, the Company provides customers the option of monthly, annual or multi-year contractual terms. In general, the Company’s customers elect contractual terms of one year or less. Subscription revenue is recognized on a daily basis ratably over the related subscription term beginning on the date the Company provides access to its survey product. Access to the Company’s subscription product is an obligation representing a series of distinct services (and which comprise a single performance obligation) that the Company provides to its end customer over the subscription term. The Company recognizes the majority of its revenue ratably because the customer benefits from access to the Company’s subscription products throughout the subscription term.

The Company generally invoices its customers at the beginning of the term on a monthly or annual basis. The Company’s contracts are generally non-cancellable and do not contain refund-type provisions. The Company’s contracts do not contain a significant amount of variable consideration as the price of its subscription offerings are generally fixed at contract inception. Based on the invoicing structure and related subscription term, the Company determined its contracts do not contain a financing component. The Company applied the practical expedient provided by ASC 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether transfer of control to customers has occurred.

The Company records contract liabilities to deferred revenue when cash payments are received or due. Deferred revenue consists of the unearned portion of customer billings.

The Company recognized into revenue $72.0 million, $76.4 million, $55.8 million and $62.6 million of revenue during 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively, that was included in the deferred revenue balances at the beginning of the respective periods.

As of December 31, 2017 and June 30, 2018 (unaudited), future estimated revenue related to performance obligations that are unsatisfied or partially unsatisfied at the end of each respective reporting period was $91.1 million and $107.8 million. The substantial majority of the unsatisfied performance obligations will be satisfied over the next twelve months.

Deferred Commissions

Certain commissions earned by the Company’s salesforce are considered to be incremental and recoverable costs of obtaining a contract with a customer. Such costs are deferred and amortized on a straight-line basis over their estimated period of benefit which is generally estimated as four years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry. Amortization of deferred commissions, included in sales and marketing expense line within the statements of operations, was $0.5 million, $1.0 million, $0.4 million and $0.7 million during 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively. There was no impairment loss in relation to the deferred commissions for any period presented.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for all share-based payments to employees based on the grant-date fair value of the Company’s common stock estimated in accordance with the provisions of Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation. For time-based equity awards, stock-based compensation expense is recognized on a straight-line basis over the award’s requisite service period, which is generally four years. The Company adopted the provisions of ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718) in 2016 with no material impact on the consolidated financial statements. In accordance with ASU 2016-09, the Company recognizes excess tax benefits from stock-based compensation expense in earnings, which are substantially offset by a valuation allowance, and made a policy election to account for forfeitures as they occur.

The Company determines the fair value of equity awards as follows:

Stock Options: The Company estimates the fair values of its stock options using the Black-Scholes-Merton option-pricing model for options granted at-the-money and Lattice-Binomial option valuation model for out-of-the-money option grants. The aforementioned option valuation models require the input of key assumptions which are as follows:

•

Expected Term: As the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period for awards granted at-the-money. For awards granted out-of-the-money, the expected term was adjusted to also consider the estimated period for those options to become in-the-money.

•

Expected Volatility: As the Company does not have sufficient trading history of its common stock, stock price volatility is estimated at the applicable grant date by taking the weighted-average historical volatility of a group of comparable publicly-traded companies over a period equal to the expected life of the options.

•

Expected Dividend Rate: The Company has not paid and does not anticipate paying cash dividends on its shares of common stock in the foreseeable future; therefore, the expected dividend yield is assumed to be zero.

•

Risk-Free Interest Rate: The Company determined the risk-free interest rate by using a weighted average assumption equivalent to the expected term based on the U.S. Treasury constant maturity rate as of the date of grant.

Additionally, due to the absence of an active market for the Company’s common stock, the Company obtains third-party valuations (prepared contemporaneously in connection with grants of share-based payments) to estimate the fair value of its common stock for purposes of measuring stock-based compensation expense to be recognized. The third-party valuations are prepared using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation: Additional factors considered in preparing the third-party valuations are as follows:

•	Market multiples of comparable public companies in the Company’s industry as indicated by their market capitalization and guideline merger and acquisition transactions;

•	The Company’s performance and market position relative to its competitors, who may change from time to time;

•	The Company’s historical financial results and estimated trends and prospects for its future performance;

•	The economic and competitive environment;

•	The likelihood and timeline of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions;

•	Any adjustments necessary to recognize a lack of marketability for its common stock; and

•	Precedent sales of or offers to purchase its capital stock.

Changes in the input assumptions outlined above can affect the fair value estimates used to measure stock-based compensation expense to be recognized.

Restricted Stock Units and Restricted Stock Awards: The fair value of the restricted stock units (including those that are performance-based) and restricted stock awards was determined based on the fair value of the Company’s common stock on the grant date.

Beginning in the second quarter of 2015, the Company granted RSUs that generally vest upon the satisfaction of both a service-based vesting condition and the Performance Vesting Condition, and compensation expense is recognized using the accelerated attribution method. The service-based vesting condition for these awards is generally satisfied over four years. The Performance Vesting Condition occurs on the earlier of (i) a public offering pursuant to a registration statement under the Securities Act on an active trading market or, for certain RSUs, the expiration of the lock-up period associated with such public offering and (ii) an acquisition or change in control of the Company or, for certain RSUs, an acquisition or change in control of the Company where the consideration paid for our stock is cash, publicly traded equity securities, or a combination of both. As of December 31, 2017 and June 30, 2018 (unaudited), the Company had not recognized any stock-based compensation expense related to these grants as the Performance Vesting Condition has not been satisfied. Upon satisfaction of the Performance Vesting Condition, the Company will recognize the cumulative amount of stock-based compensation expense for services already rendered and any remaining unrecognized stock-based compensation expense will be recognized, using the accelerated attribution method, over the remaining requisite service period.

Business Combinations

When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to non-operating income (expense) in the consolidated statement of operations.

Impairment of Long-Lived Assets (including Goodwill and Intangibles)

Long-lived assets with finite lives include property and equipment, capitalized internal-use software and acquired intangible assets. Long-lived assets are amortized over their estimated useful lives which are as follows:

Building	40 years
Computer equipment and purchased software	2 to 5 years
Furniture, fixtures, and other assets	5 years
Leasehold improvements	Shorter of remaining lease term or 5 years
Capitalized internal-use software	3 years
Intangible assets	2 to 10 years

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of amortizable long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that amortizable long-lived assets, which also include acquisition intangible assets and capitalized internal-use software, should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the amortizable long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over its fair value. The Company did not recognize any impairment of long-lived assets during each of 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively. As further discussed in Notes 6 and 13 below, during 2016, the Company derecognized $3.7 million of intangible assets. The Company believes that the carrying values of amortizable long-lived assets as of December 31, 2017 and June 30, 2018 (unaudited) are recoverable.

Goodwill is not amortized but rather tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the carrying value of goodwill exceeds the implied fair value of the Company. The Company did not recognize any impairment of goodwill during each of 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively. As further discussed in Notes 6 and 13 below, during 2016, the Company derecognized $12.2 million of goodwill.

Foreign Currencies

The functional currency of the Company’s foreign subsidiaries is generally the U.S. Dollar. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other non-operating income (expense), net in the statement of operations.

For subsidiaries where the functional currency is the local currency, the assets and liabilities of those foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at the rates in effect at the balance sheet date and revenue and expense amounts are translated at a rate approximating the average exchange rate for the period. Foreign currency translation gains and losses are recorded to accumulated other comprehensive income (loss).

During 2016, the Company substantially liquidated certain foreign subsidiaries and, in accordance with ASC 830, Foreign Currency Matters, derecognized the cumulative translation adjustment of $1.4 million in accumulated other comprehensive income (loss). As a result, the Company recognized a realized loss of $1.4 million within other non-operating income (expense) in the consolidated statement of operations.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents in banks, primarily in checking accounts and such amounts may at times exceed the federally insured limits. Cash equivalents consist of short-term money market funds (for which the Company had none in any of the periods presented), which are managed by reputable financial institutions. For purposes of its customer concentration disclosure, the Company defines a customer as an organization. An organization may consist of an individual paying user, multiple paying users within an organization or the organization itself. No single customer accounted for more than 10% of revenue during the years ended December 31, 2016 and 2017, and the six months ended June 30, 2017 and 2018 (unaudited), respectively. No customers accounted for more than 10% of accounts receivable, net as of December 31, 2017 and June 30, 2018 (unaudited), and one customer accounted for more than 10% of accounts receivable, net as of December 31, 2016.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurement, to assets and liabilities that are required to be measured at fair value, which include investments in marketable debt and equity securities and derivative financial instruments.

Securities are classified as available for sale and are carried at fair value, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive income until realized.

See Note 4 for additional disclosures regarding fair value measurements.

Private Company Investments

The Company accounts for private company investments, without readily determinable fair values, either under the equity or cost method. Investments through which the Company exercises significant influence but does not have control over the investee are accounted for under the equity method. Investments through which the Company is not able to exercise significant influence over the investee are measured and accounted for using an alternative measurement basis of a) the carrying value of a security at cost, b) less any impairment and c) plus or minus any qualifying observable price changes (with a same or similar security from the same issuer). These securities were previously accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. If an observable price change or impairment is recognized on the Company’s private company investments, such investments would then be classified as a Level 3 financial instrument within the fair value hierarchy based on the nature of the fair value inputs. The Company classifies private company investments as other assets on the consolidated balance sheets as those investments do not have stated contractual maturity dates. Any adjustments to the carrying value are recognized in other non-operating income (expense), net in the consolidated statement of operations.

Impairment of Investments

The Company periodically reviews its investments for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is other-than-temporary. Factors considered to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period and the Company’s intent to sell. For debt securities, the Company also considers whether (1) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, and (2) the amortized cost basis cannot be recovered as a result of credit losses. If the investment is considered to be other-than-temporarily impaired, the Company will record the investment at fair value by recognizing an impairment within other non-operating income (expense) in the consolidated statement of operations and establishes a new carrying value for the investment.

Derivative Financial Instruments

From time to time, the Company may use derivative financial instruments consisting of interest rate swaps to manage cash flow exposure under its credit facilities and accounts for such derivative financial instruments in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. The Company recognizes its derivative financial instruments as an asset or liability in the consolidated balance sheets at fair value, if material. The Company did not have any derivative financial instruments during the years ended December 31, 2016 or 2017, or the six months ended June 30, 2017 and 2018 (unaudited).

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on deposit with banks and investments in money market funds (for which the Company had none in any of the periods presented) with maturities of 90 days or less from the date of purchase. The Company also classifies amounts in transit from payment processors for customer credit card and debit card transactions as cash equivalents, because such amounts generally convert to cash within five days with little or no default risk.

Accounts Receivable

Accounts receivable are customer obligations that arise due to the time taken to settle transactions through direct customer payments. The Company bills in advance for monthly contracts and generally bills annually in advance for contracts with terms of one year or longer when it has an unconditional contractual right to consideration. The Company also recognizes an immaterial amount of contract assets, or unbilled receivables, primarily relating to rights to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the customer.

The Company records an allowance for doubtful accounts based upon its assessment of various factors including the Company’s historical experience, the age of a customers’ accounts receivable balance, a customers’ credit quality, current economic conditions, historical bad debt expense trends and other factors that may affect a customers’ ability to pay to determine the level of allowance required. Amounts deemed uncollectible are recorded to the allowance for doubtful accounts with an offsetting charge in the statements of operations.

Property and Equipment

Property and equipment, excluding buildings capitalized under build-to-suit lease arrangements which are discussed below, are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that improve an asset or extend its estimated useful life are capitalized. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Capitalized Internal-Use Software and Website Development Costs

The Company incurs development costs relating to its online survey platform as well as other software solely for internal-use. Costs relating to the planning and post-implementation phases of development are expensed as incurred. Costs incurred in the development phase are capitalized and included in capitalized internal-use software, net and amortized over their estimated useful life, generally three years. Maintenance and training costs are expensed as incurred.

Lease Accounting

Except for the Company’s San Mateo building lease which is accounted for as a build-to-suit lease, the Company leases facilities, datacenters, and equipment which are accounted for as operating leases (as further described in Note 8). Rent escalations and concession provisions are considered in determining the total estimated rent expense to be incurred and which is recognized over the lease term on a straight-line basis. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.

For build-to-suit lease arrangements, the Company may be deemed to be the building owner during the construction period for accounting purposes. In that circumstance, the Company records an asset and liability for estimated construction costs incurred under a build-to-suit lease arrangement to the extent the Company is involved in the construction of structural improvements or takes construction risk prior to commencement of a lease.

The Company additionally has entered into subleases for unoccupied leased office space. To the extent there are losses associated with the sublease, they are recognized in the period the sublease is executed. Gains are recognized over the sublease life. Any sublease payments received in excess of the straight-line rent payments for the sublease are recorded in other non-operating income (expense).

Legal and Other Contingencies

The Company accrues a liability for either claims arising in the ordinary course of business, assessments resulting from non-income-based audits or litigation when it is probable that a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment. See Note 8 for additional information pertaining to legal and other contingencies.

Liability for Sabbatical Leave

During 2016, the Company adopted a sabbatical leave program for its employees whereby the Company’s full-time employees are eligible for four weeks of paid time-off after four years of continuous service. The Company accounts for sabbatical leaves in accordance with ASC 710, Compensated Absences. As of December 31, 2016, the accrued balance was $2.1 million ($1.1 million included in accrued compensation and $1.0 million in other non-current liabilities). As of December 31, 2017, the accrued balance was $3.6 million ($1.7 million included in accrued compensation and $1.9 million in other non-current liabilities). As of June 30, 2018 (unaudited), the accrued balance was $4.0 million ($1.9 million included in accrued compensation and $2.1 million in other non-current liabilities).

Advertising and Promotion Costs

Expenses related to advertising, marketing and promotion of the Company’s product offerings are expensed as incurred. These costs mainly consist of search engine marketing related costs. The Company incurred $13.6 million, $17.6 million, $8.9 million and $10.6 million during the years ended December 31, 2016 and 2017, and six months ended June 30, 2017 and 2018 (unaudited), respectively, which are included in sales and marketing expenses in the consolidated statements of operations.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to an IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event a planned IPO is terminated, the deferred offering costs will be expensed. As of December 31, 2017 and June 30, 2018 (unaudited), the Company had capitalized approximately $0.4 million and $2.2 million of deferred offering costs within other assets on the consolidated balance sheets.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery and distribution of the Company’s platform for users of the Company’s online survey platform. Cost of revenue generally consist of infrastructure costs, personnel costs and other related costs. Infrastructure costs generally include expenses related to the operation of the Company’s data centers, such as data center equipment depreciation and facility costs (such as co-location rentals), website hosting costs, credit card processing fees, amortization of capitalized software, charity donations and external sample costs. Personnel costs, including salaries and bonuses, stock-based compensation expense, other employee benefits and travel-related expenses for employees whose primary responsibilities relate to supporting the Company’s infrastructure and delivering user support. Other related costs include amortization of acquired developed technology intangible assets and allocated overhead.

Research and Development

Research and development costs primarily include personnel costs (including salaries, bonuses, stock-based compensation expense, other employee benefits and travel-related expenses), costs for third-party consultants, depreciation of equipment used in research and development activities and allocated overhead. Except for costs associated with the development of internal-use software, research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses relate to both self-serve and outbound sales activities. Sales and marketing expenses generally are comprised of personnel costs (including salaries, sales commissions and amortization of deferred sales commissions, stock-based compensation expense, other employee benefits and travel-related expenses), costs related to brand campaign fees, lead generation fees, amortization of acquired trade name and customer relationship intangible assets and allocated overhead.

Sales commissions earned by the Company’s sales personnel (including any related payroll taxes) that are considered to be incremental and recoverable costs of obtaining a customer contract are deferred and amortized over an estimated period of benefit of four years.

General and Administrative

General and administrative expenses consist primarily of employee-related costs (including salaries, bonuses, stock-based compensation expense, other employee benefits and travel-related expenses) for legal, finance, human resources, and other administrative functions, as well as certain executives. In addition, general and administrative expenses include outside legal, accounting and other professional fees, non-income-based taxes and allocated overhead.

Restructuring

From time to time, the Company may implement a management-approved restructuring plan to improve efficiencies across the organization, reduce its cost structure, and/or better align its resources with the Company’s product strategy. Restructuring charges can include severance costs to eliminate a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, contract cancellation costs and other related costs.

In connection with such plans, the Company may incur restructuring costs comprised of employee severance and associated termination costs related to the reduction of its workforce, losses on its non-cancelable lease contracts, and other contract termination costs. Costs associated with a restructuring plan are recognized and measured at fair value in the consolidated statement of operations in the period in which the liability is incurred. These restructuring initiatives may require the Company to make estimates in several areas including: (i) expenses for employee severance and other separation costs; (ii) realizable values of assets made redundant, obsolete, or excessive; and (iii) the ability to generate sublease income and to terminate lease obligations at the estimated amounts.

Other Non-Operating Income (Expense)

Other non-operating income (expense), net consists primarily of interest income, net foreign currency exchange gains (losses), gain on sale of private company investments, net realized gains and losses related to investments, and other. The components of other non-operating income (expense) recognized in the consolidated financial statements is as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Interest Income	$20	$59	$13	$141
Foreign currency gains (losses), net	(1,395)	85	566	(730)
Currency translation adjustment upon subsidiary liquidation	(1,397)	—	—	—
Gain on sale of a private company investment	—	6,750	6,750	999
Loss on debt extinguishment	—	(194)	(194)	—
Other income (expense), net	(1,478)	910	41	(59)

Other non-operating income (expense), net	$(4,250)	$7,610	$7,176	$351

As of December 31, 2016, the Company had a private company investment of approximately $5.0 million accounted for using the cost method of accounting, which it sold in January 2017 for cash consideration of $11.7 million and recognized a gain of $6.7 million. Additionally, the Company is entitled to receive contingent consideration to be received over three years following the close of the transaction, subject to the private company meeting certain employee retention and financial targets. Subsequent earn-out amounts collected will be recorded as a gain when cash is received. In February 2018, the Company received its share of the first installment of the earn-out payment of $1.0 million.

Income Taxes

The Company accounts for income taxes using the asset and liability method. ASC 740, Accounting for Income Taxes, requires the recognition of deferred tax assets and liabilities based upon the temporary differences between the financial reporting and tax bases of assets and liabilities and using enacted rates in effect for the years in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce the deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company records uncertain tax positions on the basis of a two-step process in which: (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position, and (2) for those tax positions that meet the more likely than not recognition threshold, the Company recognizes the tax benefit as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement with the related tax authority.

From time to time, the Company engages in certain intercompany transactions and legal entity restructurings. The Company considers many factors when evaluating these transactions, including the alignment of their corporate structure with their organizational objectives and the operational and tax efficiency of their corporate structure, as well as the long-term cash flows and cash needs of its business. These transactions may impact the Company’s overall tax rate and/or result in additional cash tax payments. The impact in any period may be significant. These transactions may be complex and the impact of such transactions on future periods may be difficult to estimate.

Accounting Pronouncements Recently Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606, as modified through other ASUs issued subsequent to ASU 2014-09, supersedes all existing revenue recognition requirements and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. ASC 606 was effective for public companies with fiscal years beginning after December 15, 2017.

On January 1, 2018, the Company adopted the requirements of ASC 606 using the full retrospective transition method. The primary impact of adopting ASC 606 relates to the deferral of incremental sales commissions incurred to obtain subscription contracts. Prior to the adoption of ASC 606, such costs were expensed as incurred. The Company amortizes these costs on a straight-line basis over a period of benefit, estimated to be generally four years.

The impact of adopting ASC 606 is as follows:

•

Consolidated statements of operations impact: A decrease in sales and marketing expense of $0.9 million, 1.0 million for 2016 and 2017, respectively, and $0.7 million for the six months ended June 30, 2017 (unaudited); and

•	Consolidated balance sheets impact: An increase in total assets of $2.3 million as of December 31, 2016 and $3.2 million as of December 31, 2017.

Financial Instruments: In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 amends certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The most significant impact of ASU 2016-01 was for the Company’s private company investments whereby such investments are recorded at cost and adjusted for impairments and observable price changes through the consolidated statements of operations. ASU 2016-01 is effective for public companies with fiscal years beginning after December 15, 2017. The Company adopted ASU 2016-01 as of January 1, 2018 with no impact upon adoption.

Comprehensive Income: In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017, from accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018. The Company early adopted ASU 2018-02 as of January 1, 2017 with no impact upon adoption.

Stock Compensation: In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting, which amends and improves the current modification accounting guidance in ASC 718. As amended, the new accounting guidance would be applicable only when there is a change in value resulting from an equity award modification. ASU 2017-09 is effective for public companies with fiscal years beginning after December 15, 2017. The Company adopted ASU 2017-09 as of January 1, 2018 with no impact upon adoption.

Goodwill: In January 2017, the FASB issued ASU 2017-04, Goodwill and Other, Simplifying the Test for Goodwill Impairment (Topic 350), which amends current GAAP by eliminating the measurement of goodwill impairment during the second step of the annual impairment test. Under the amended accounting guidance, companies will recognize an impairment charge during the first step of the annual impairment test for up to the carrying amount of a reporting unit when the carrying amount exceeds its implied fair value. ASU 2017-04 is effective for public companies with fiscal years beginning after December 15, 2017. The Company early adopted ASU 2017-04 on January 1, 2017 with no impact upon adoption.

Business Combinations: In January 2017, the FASB issued ASU 2017-01, Business Combinations, Clarifying the Definition of a Business (Topic 805), which provides guidance for evaluating whether certain transactions are to be accounted for as an acquisition (or disposal) of either a business or an asset. ASU 2017-01 is effective for public companies with fiscal years beginning after December 15, 2017. The Company adopted ASU 2017-01 as of January 1, 2017 with no impact upon adoption.

Income Taxes: In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers Other than Inventory (Topic 740), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 is effective for public companies with fiscal years beginning after December 15, 2017 and early adoption is permitted. The Company early adopted ASU 2016-16 as of January 1, 2018 with no impact upon adoption.

Cash Flows: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash (Topic 230), to amend current GAAP and require entities show the changes in total of cash, cash equivalents, restricted cash, and restricted cash equivalents in their statement of cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how companies shall present and classify certain cash receipts and cash payments in the statement of cash flows.

Both ASU 2016-18 and ASU 2016-15 are effective for public companies with fiscal years beginning after December 15, 2017 and applied on a retrospective basis. The Company early adopted both ASU 2016-18 and ASU 2016-15 on January 1, 2017 with no material impact upon adoption.

Accounting Pronouncements Not Yet Adopted

Leases: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02, as modified through other ASUs issued subsequent to ASU 2016-02, generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. ASU 2016-02 is effective for public companies with fiscal years beginning after December 15, 2018 on a modified retrospective basis and early adoption is permitted. The Company plans to adopt the requirements of ASU 2016-02 as of January 1, 2019. The Company continues to evaluate the effect of adopting this guidance on its consolidated financial statements and related disclosures.

Stock Compensation: In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting, to simplify and improve the accounting guidance applicable to equity transactions with nonemployees. The most significant impact of ASU 2018-07 is that, similar to equity awards issued to employees, equity awards issued to nonemployees are accounted for at their grant date fair values pursuant to ASC 718 (rather than at their expected settlement date fair value under current GAAP). ASU 2018-07 is effective for public companies with fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect of adopting this guidance on its consolidated financial statements and related disclosures.

3. Cash and Cash Equivalents

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), cash and cash equivalents consisted of the following:

(in thousands)	December 31, 2016	December 31, 2017	June 30, 2018
			(unaudited)
Cash	$23,287	$35,345	$43,391

Total cash and cash equivalents	$23,287	$35,345	$43,391

Included in cash and cash equivalents are cash in transit from payment processors for credit and debit card transactions of $1.1 million, $1.9 million and $2.8 million as of December 31, 2016 and 2017, and June 30, 2018 (unaudited), respectively.

Restricted cash that is included within other assets as of December 31, 2016 and 2017, and June 30, 2018 (unaudited), respectively, was nominal.

4. Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based on the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of the Company’s financial instruments, which generally include cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. The carrying value of the Company’s debt approximates fair value based on borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk.

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), respectively, the Company did not have any financial instruments accounted for pursuant to ASC 820.

5. Property and Equipment and Capitalized Internal-Use Software

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), property and equipment consisted of the following:

(in thousands)	December 31, 2016	December 31, 2017	June 30, 2018
			(unaudited)
Building	$71,780	$71,780	$71,780
Computer equipment	19,512	22,225	21,020
Leasehold improvements	29,019	54,004	54,365
Furniture, fixtures, and other assets	6,299	10,573	11,411
Construction in progress- leased facility and other	9,542	—	2,894

Gross property and equipment	136,152	158,582	161,470
Less: Accumulated depreciation	(12,672)	(27,251)	(34,244)

Property and equipment, net	$123,480	$131,331	$127,226

Depreciation expense was $8.0 million, $15.9 million, $7.1 million and $9.4 million for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively.

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), capitalized internal-use software consisted of the following:

(in thousands)	December 31, 2016	December 31, 2017	June 30, 2018
			(unaudited)
Gross capitalized internal-use software	$76,798	$95,607	$101,521
Less: Accumulated amortization	(33,063)	(54,114)	(65,446)

Capitalized internal use software, net	$43,735	$41,493	$36,075

Amortization expense related to capitalized internal-use software was $19.4 million, $21.1 million, $10.2 million and $11.3 million for the for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), and is included in cost of revenue in the consolidated statements of operations.

6. Acquisitions, Intangible Assets and Goodwill

Renzu Acquisition

In April 2015, the Company entered into an Agreement and Plan of Reorganization with Renzu, Inc. (“Renzu”) and various other parties. Renzu’s business consisted of developing mobile measurement and analytics offerings, which assisted the Company in gathering implicit data within the mobile market. The Company, via merger, purchased all of the outstanding shares of Renzu on the closing date of May 20, 2015. The acquisition qualified as a business combination and was accounted for accordingly.

The total purchase price of $17.0 million was comprised of the issuance of restricted common stock of $10.3 million and cash payment of $6.7 million. The Company recorded $0.7 million of net tangible liabilities, $5.5 million of identifiable intangible assets based on their estimated fair values and $12.2 million of residual goodwill. Goodwill resulted primarily from the Company’s expectations of synergies from the integration of Renzu’s employee base and product offerings with the Company’s product offerings. Goodwill was not deductible for tax purposes.

Upon acquisition in May 2015, the Company’s intention was to integrate Renzu’s mobile measurement and analytics product into the existing core business, should the resulting product be successful. After releasing the product and evaluating its performance, the Company determined that the mobile measurement and analytics product was not a strategic fit for its other products and determined that it would focus on key investments that were more tightly tied with its core business. In its evaluation, the Company concluded Renzu was a standalone entity that was not fully integrated into the Company’s existing business lines and where the Company did not benefit from the acquired goodwill. In November 2016, the Company implemented a plan to wind down the operations of Renzu, as the acquisition was not integrated into the Company’s business, and derecognized the carrying value of goodwill and intangibles of $12.2 million and $3.7 million, respectively, which is included in restructuring within the consolidated statements of operations (see Note 13 for additional discussion).

TechValidate Acquisition

In July 2015, the Company entered into an Agreement and Plan of Reorganization with TechValidate Software, Inc. (“TechValidate”) and various other parties. TechValidate is an online software platform specializing in marketing content automation. The Company, via merger, purchased all of the outstanding shares of TechValidate, then merged TechValidate with and into SurveyMonkey Inc. on the close date of July 31, 2015. The acquisition qualified as a business combination and was accounted for accordingly.

The total purchase price of $60.4 million was comprised of the issuance of common stock of $23.8 million and cash payment of $36.6 million (of which $22.2 million was paid at close and $14.4 million was deferred and paid in August 2016). The Company recorded $5.8 million of net tangible liabilities, $15.8 million of identifiable intangible assets based on their estimated fair values and $50.4 million of residual goodwill. Goodwill resulted primarily from the Company’s expectations of synergies from the integration of TechValidate’s employee base and product offerings with the Company’s product offerings. Goodwill was not deductible for tax purposes.

Intangible Assets and Goodwill

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), intangible assets, net consisted of the following:

	December 31, 2016
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Customer relationships	$47,696	$(38,982)	$8,714	5–7 years
Trade name	6,072	(4,485)	1,587	2–10 years
Technology	22,007	(14,253)	7,754	3–8 years

Total	$75,775	$(57,720)	$18,055

	December 31, 2017
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Customer relationships	$47,696	$(40,696)	$7,000	5–7 years
Trade name	6,072	(5,192)	880	2–10 years
Technology	22,007	(16,293)	5,714	3–8 years

Total	$75,775	$(62,181)	$13,594

	June 30, 2018
	(unaudited)
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Customer relationships	$47,696	$(41,553)	$6,143	5–7 years
Trade name	6,072	(5,543)	529	2–10 years
Technology	22,007	(17,269)	4,738	3–8 years

Total	$75,775	$(64,365)	$11,410

As of December 31, 2017, future amortization expense by year is expected to be as follows (in thousands):

2018	$4,270
2019	3,839
2020	2,952
2021	1,705
2022	828

Total amortization expense	$13,594

As of June 30, 2018 (unaudited), future amortization expense by year is expected to be as follows (in thousands):

Remainder of 2018	$2,086
2019	3,839
2020	2,952
2021	1,705
2022	828

Total amortization expense	$11,410

Amortization expense was $8.8 million, $4.5 million, $2.3 million and $2.2 million during for the years ended December 31, 2016 and 2017, and the six months ended June 30, 2017 and 2018 (unaudited), respectively.

The changes in the carrying amount of goodwill, net were as follows (in thousands):

Balance as of December 31, 2015	$349,043
Goodwill derecognition	(12,182)

Balance as of December 31, 2016	336,861

Balance as of December 31, 2017	336,861

Balance as of June 30, 2018 (unaudited)	$336,861

7. Mandatorily Redeemable Convertible Preferred Stock, Stockholders’ Equity and Employee Benefit Plans

Mandatorily Redeemable Convertible Preferred Stock

The Company’s Board has authorized 20.0 million shares of Series A convertible preferred stock (“Series A preferred stock”), $0.01 par value, issuable in classes or series. The Company’s Series A preferred stock does not meet the equity classification criteria due to the redemption rights of the Series A preferred stockholders. The Series A preferred stock is presented within the mezzanine section between liabilities and stockholders’ equity in the consolidated balance sheet as the redemption of Series A preferred stock is out of the control of the Company. As of December 31, 2016 and 2017, and June 30, 2018 (unaudited) there are no Series A preferred stock issued or outstanding.

Common Stock

During 2017, the Company repurchased approximately $144,000 of common stock (11,791 shares) at $12.21 per share, which was approximately the fair value of common stock.

2011 Equity Incentive Plan

The 2011 Equity Incentive Plan, as amended, (the Plan) was established with a reserve of 48,521,344 shares of common stock. Under the Plan, the Board or a committee of the Board, may grant incentive and nonqualified stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units (“RSUs”), phantom stock, performance awards or other stock-based awards to employees, directors and other individuals providing services to the Company. The purpose of the Plan is to promote the long-term growth and profitability of the Company by (i) providing key people with incentives to improve stockholder value and to contribute to the growth and financial success of the Company through their future services, and (ii) enabling the Company to attract, retain and reward the best-available persons. The options granted under the Plan, may be granted at a price not less than the fair market value on the grant date. On February 26, 2018, the Company’s stockholders approved an amendment to the Plan to increase the reserve by 5,000,000 shares to 53,521,344 shares of common stock.

The Board grants options with an exercise price which approximates the fair value on the grant date to new hires, except for the out-of-the-money options granted to certain employees as discussed below. Grants of time based awards generally vest over a four-year period. In 2015, the Company began granting restricted stock units that contain both a service condition and Performance Vesting Condition. The Performance Vesting Condition occurs on the earlier of (i) a public offering pursuant to a registration statement under the Securities Act on an active trading market or, for certain RSUs, the expiration of the lock-up period associated with such public offering and (ii) an acquisition or change in control of the Company or, for certain RSUs, an acquisition or change in control of the Company where the consideration paid for the Company’s stock is cash, publicly traded equity securities, or a combination of both. Both the service condition and Performance Vesting Condition must be met in order for these awards to vest and issue. The service condition for the majority of these awards are satisfied generally over a four-year period. Options expire as determined by the Board, but not more than ten years after the date of the grant.

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), respectively, 7,639,007, 4,618,104 and 4,491,865 shares of common stock remain available for grant under the 2011 Plan.

The following is a summary of stock option activity for the respective periods:

	Stock Options
	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2015	13,039,688	$14.39	$11,142	8.8

Granted	5,014,600	$16.03
Exercised	(45,444)	$4.42
Forfeited	(5,500,606)	$15.99
Expired	(479,616)	$10.72

Outstanding, vested and expected to vest at December 31, 2016	12,028,622	$14.53	$9,903	8.3

Granted	4,139,372	$16.03
Exercised	(35,352)	$4.35
Forfeited	(1,623,057)	$16.02
Expired	(700,516)	$14.77

Outstanding, vested and expected to vest at December 31, 2017	13,809,069	$14.82	$9,292	7.8

Granted (unaudited)	3,878,672	$13.26
Exercised (unaudited)	(16,768)	$10.58
Forfeited (unaudited)	(578,904)	$15.47
Expired (unaudited)	(80,258)	$12.52

Outstanding, vested and expected to vest at June 30, 2018 (unaudited)	17,011,811	$14.46	$13,181	7.8

Exercisable at December 31, 2017	6,886,396	$13.62	$9,194	6.9

Exercisable at June 30, 2018 (unaudited)	8,525,353	$14.03	$11,800	6.8

The following is a summary of restricted stock awards for the respective periods:

	Restricted Stock Awards
	Number of Shares	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Term (in years)
Unvested at December 31, 2015	1,406,975	$13.30	2.3

Vested	(476,889)	$11.18

Unvested at December 31, 2016	930,086	$14.38	1.6

Vested	(449,220)	$14.38

Unvested at December 31, 2017	480,866	$14.38	0.6

Vested (unaudited)	(449,220)	$14.38

Unvested at June 30, 2018 (unaudited)	31,646	$14.38	0.1

The following is a summary of restricted stock units for the respective periods:

	Restricted Stock Units
	Number of Shares	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Term (in years)
Unvested at December 31, 2015	10,540,093	$13.70	3.5

Granted	5,492,600	$12.22
Vested, gross of shares withheld for employee payroll taxes	(2,546,058)	$11.58
Forfeited/canceled, including shares withheld for employee payroll taxes	(4,952,860)	$13.57

Unvested at December 31, 2016	8,533,775	$12.89	3.3

Granted	2,936,437	$11.91
Vested, gross of shares withheld for employee payroll taxes	(1,443,302)	$13.52
Forfeited/canceled, including shares withheld for employee payroll taxes	(1,188,629)	$12.71

Unvested at December 31, 2017	8,838,281	$12.52	2.2

Granted (unaudited)	2,821,809	$13.26
Vested, gross of shares withheld for employee payroll taxes (unaudited)	(576,368)	$14.10
Forfeited/canceled, including shares withheld for employee payroll taxes (unaudited)	(649,804)	$12.63

Unvested at June 30, 2018 (unaudited)	10,433,918	$12.63	1.2

Fair Value of Stock Options

Lattice-Binomial Option Valuation Model

Stock options granted during 2016 and 2017, and the six months ended June 30, 2017 (unaudited) were out-of-the-money and valued using the Lattice-Binomial Option Valuation Model which estimates fair value based on the assumed changes in prices for the option grants’ underlying asset over their contractual life. The fair value of the out-of-the-money stock options is being amortized on a straight-line basis over the requisite service period of the awards granted. The fair value of each out-of-the-money stock option was estimated on their grant dates using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
Expected life (in years)	7.0 to 9.2	5.7 to 6.1	5.7 to 6.1	n/a
Risk-free interest rate	1.7%—2.0%	2.3%—2.4%	2.4%	n/a
Volatility	51%—54%	50%	50%	n/a
Dividend yield	— %	— %	— %	n/a
Fair value of common stock	$12.21 to $12.28	$11.84 to $12.33	$11.84	n/a

Black-Scholes Option Valuation Model

Stock options granted during the six months ended June 30, 2018 (unaudited) were at-the-money and were valued using the Black-Scholes Valuation Model. The fair value of the at-the-money stock options is being amortized on a straight-line basis over the requisite service period of the awards granted. The fair value of each at-the-money stock option was estimated on their grant dates using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
(unaudited)
Expected life (in years)	n/a	n/a	n/a	5.8 to 6.0
Risk-free interest rate	n/a	n/a	n/a	2.7%—3.0%
Volatility	n/a	n/a	n/a	43%—49%
Dividend yield	n/a	n/a	n/a	— %
Fair value of common stock	n/a	n/a	n/a	$13.20 to $13.65

Stock-Based Compensation Expense

Stock-based compensation expense recognized in the consolidated financial statements is as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$4,114	$2,503	$1,236	$1,304
Research and development	5,756	9,918	4,266	6,413
Sales and marketing	8,712	8,069	5,300	1,915
General and administrative	12,301	14,496	7,139	7,660
Restructuring	2,074	—	—	—

Stock-based compensation expense, net of amounts capitalized	32,957	34,986	17,941	17,292
Capitalized stock-based compensation expense	6,090	3,119	1,923	756

Stock-based compensation expense	$39,047	$38,105	$19,864	$18,048

Between November 2013 through May 2015, the Company granted approximately 16.7 million of stock options at $42.33 per share. In August 2015, the Company repriced and exchanged (representing a probable to probable modification pursuant to ASC 718) approximately 11.9 million stock options at a ratio of two original options to purchase shares issued per one new option to purchase shares. As a result, the Company issued approximately 6.0 million options with an exercise price of $16.03 (the fair value per common share was $14.38 at the exchange date) in exchange for the previously granted stock options. The reprice and exchange resulted in an additional $19.8 million of stock-based compensation expense to be recognized over the requisite service period of the new award which was four years from exchange date. As of December 31, 2017 and June 30, 2018 (unaudited), approximately $5.9 million and $3.1 million, respectively, of unrecognized compensation expense remains relating to the repriced and exchanged awards which will be recognized over the remaining service periods through 2019.

In 2016, the Company modified (primarily a probable to probable modification pursuant to ASC 718) the terms of approximately 0.9 million stock options and 0.1 million restricted stock units in connection with the March 2016 restructuring plan (see Note 13 for additional discussion). The modifications resulted in additional stock-based compensation expense of $2.5 million ($1.4 million for stock options and $1.1 million RSUs) which was fully recognized at the modification date and recognized as general and administrative, and restructuring costs in the consolidated statement of operations during 2016.

In 2017, the Company modified (an improbable to probable modification pursuant to ASC 718) the terms of approximately 0.5 million restricted stock awards which resulted in a reduction in stock-based compensation expense (as the award fair value at the modification date was less than at the grant date) of $1.1 million and was fully recognized at the modification date and recognized as sales and marketing costs in the consolidated statement of operations during 2017.

During the first quarter of 2018, the Company modified (an improbable to probable modification pursuant to ASC 718) the terms of approximately 0.5 million restricted stock awards which resulted in a reduction in stock-based compensation expense (as the award fair value at the modification date was less than at the grant date) of $0.5 million and was fully recognized at the modification date and recognized as research and development, and sales and marketing costs in the consolidated statement of operations for the six months ended June 30, 2018 (unaudited).

Unamortized stock-based compensation was as follows:

	December 31, 2017			June 30, 2018
	Unrecognized stock-based compensation (in thousands)	Weighted average vesting period (in years)		Unrecognized stock-based compensation (in thousands)	Weighted average vesting period (in years)
				(unaudited)
Stock options	$37,193	2.4		$42,698	2.2
Restricted stock units (service-based)	14,939	1.3		10,921	1.9
Restricted stock units (performance-based)	91,514	n/a	(1)	121,844	n/a	(1)
Restricted stock awards	1,344	0.6		13	0.1

(1)

If a qualifying event had occurred on December 31, 2017 or on June 30, 2018 (unaudited), the Company would have recognized $62.5 million and $80.9 million, respectively, of stock-based compensation expense on that date and would have approximately $29.0 million and $41.0 million, respectively, of additional future period expense to be recognized over the remaining service periods through 2021 and 2022, respectively.

401(k) Plan

In the United States, the Company offers its employees a defined contribution plan that qualifies as a deferred salary arrangement under Section 401 of the U.S. Internal Revenue Code (“401(k) Plan”). Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowed by the Internal Revenue Service. The Company currently provides a matching contribution of 25% of deferrals for eligible employees. Compensation expense for the Company’s matching contributions during the years ended December 31, 2016 and 2017, and the six months ended June 30, 2017 and 2018 (unaudited) was $1.7 million, $1.8 million, $1.0 million and $1.3 million, respectively.

8. Commitments and Contingencies

Leases

The Company leases certain equipment and facilities under operating leases which expire at various dates through 2028. Gross rent expense during the years ended December 31, 2016 and 2017, and June 30, 2017 and 2018 (unaudited) were $4.1 million, $3.9 million, $2.3 million and $1.8 million, respectively.

San Mateo Building

In July 2015, the Company entered into a lease agreement for office space in San Mateo, California with a lease term until December 2028 (“San Mateo facility”). The Company uses the San Mateo facility for corporate headquarter functions, as well as product and engineering, sales and marketing, and administrative operations. The space rented is for the total office space available in the building, which was in the process of being constructed at the time the lease agreement was executed. Because of the Company’s involvement during the construction period, the Company is considered for accounting purposes to be the owner of the construction project. Accordingly, the building under construction was accounted for as owned real estate and was capitalized in the Company’s consolidated balance sheets as property and equipment-building with a corresponding non-current financing obligation on leased facility. Construction was completed in 2016 and the Company capitalized $71.8 million of construction costs for the building (see Note 5 for additional discussion). Additionally, the Company incurred additional leasehold improvement costs of which $14.3 million was reimbursed by the landlord ($7.5 million and $6.8 million incurred during 2016 and 2017, respectively).

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited) the corresponding liability related to the construction costs incurred by the landlord totaled $81.9 million, $93.4 million and $92.7 million, respectively and is reflected in the consolidated balance sheets as financing obligations on leased facility. The obligation will be settled through monthly lease payments to the landlord and will include imputed interest on the unpaid financing obligation and ground lease.

Palo Alto Lease Termination

The Company previously leased office space in Palo Alto, California with a lease term until March 2026 (“Palo Alto facility”). The Company used the Palo Alto facility for corporate headquarter functions, as well as product and engineering, sales and marketing and administrative operations. As a result of the Company’s involvement during the construction period, the Company was considered the owner of the building and accounted for the building as owned real estate. In October 2016, the Company and the landlord entered into a Lease Termination Agreement to terminate the Palo Alto facility lease effective as of December 30, 2016. The landlord concurrently entered into a new lease with a new lessee for the Palo Alto facility and the Company did not incur any lease termination penalties as a result of the early lease termination. As the Company’s continuing involvement ended upon termination of the lease, the Company derecognized the building’s net book value of $60.1 million, which approximated the financing obligation’s carrying value at the time of exiting the premises. In addition, the Company also entered into an Asset Purchase Agreement with the new lessee for sale of certain property and equipment for $3.0 million and recognized a gain of $0.9 million which is included in other non-operating income (expense) in the consolidated statements of operations for the year ended December 31, 2016.

As of December 31, 2017, future minimum lease payments under operating leases and financing obligations, net of sublease income, by year are as follows:

	Gross Minimum Lease Payments		Sublease Income	Minimum Lease Payments, net
(in thousands)	Financing Obligation- Leased Facility	Operating Leases
2018	$10,286	$2,691	$(4,488)	$8,489
2019	10,621	2,027	(4,757)	7,891
2020	10,956	1,619	(3,004)	9,571
2021	11,291	282	(2,535)	9,038
2022	11,649	—	(336)	11,313
Thereafter	77,957	—	—	77,957

Total	$132,760	$6,619	$(15,120)	$124,259

As of June 30, 2018 (unaudited), future minimum lease payments under operating leases and financing obligations, net of sublease income, by year are as follows:

	Gross Minimum Lease Payments		Sublease Income	Minimum Lease Payments, net
(in thousands)	Financing Obligation- Leased Facility	Operating Leases
Remainder of 2018	$5,143	$1,247	$(2,286)	$4,104
2019	10,621	2,402	(4,745)	8,278
2020	10,956	2,095	(2,997)	10,054
2021	11,291	918	(2,535)	9,674
2022	11,649	656	(336)	11,969
2023	12,008	731	—	12,739
Thereafter	65,949	2,924	—	68,873

Total	$127,617	$10,973	$(12,899)	$125,691

Letters of Credit

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), the Company had letters of credit for $12.9 million, $7.8 million and $7.8 million, respectively, which were issued in connection with certain leases.

Legal Matters

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business, including, but not limited to, patent and privacy matters, class action lawsuits, as well as inquiries, investigations, audits and other regulatory proceedings. Periodically, the Company evaluates developments in its legal matters and records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company’s judgment may be incorrect.

There are currently no legal matters or claims that have arisen from the normal course of business that the Company believes would have a material impact on the Company’s financial position, results of operations or cash flows.

9. Income Taxes

Income (loss) from operations before income taxes is categorized geographically as follows:

	Year Ended December 31,
(in thousands)	2016	2017
United States	$(64,220)	$(40,775)
Foreign	(7,426)	718

Total loss from operations before income taxes	$(71,646)	$(40,057)

The (benefit from) provision for income taxes consisted of the following:
	Year Ended December 31,
(in thousands)	2016	2017
Current income tax expense:
Federal	$(6)	$(12)
State	45	23
Foreign	327	790

Total current income tax expense	366	801

Deferred income tax expense:
Federal	4,109	(16,141)
State	311	(248)
Foreign	(82)	(459)

Total deferred income tax expense	4,338	(16,848)

Total (benefit from) provision for income taxes	$4,704	$(16,047)

A reconciliation of the Company’s effective tax rate to the federal statutory rate is as follows:
	Year Ended December 31,
	2016	2017
Tax at federal statutory rate	35.0%	35.0%
State income tax, net of federal tax benefit	3.1%	9.7%
Foreign tax rate differential	(3.9)%	1.2%
Stock-based compensation	(2.8)%	(6.6)%
Transition tax	—%	(5.6)%
Revaluation of deferred tax assets and liabilities	—%	25.6%
Research and development credits	1.4%	10.1%
Intangible asset write-off	(3.4)%	—%
Other	(2.9)%	(1.6)%
Change in valuation allowance	(33.1)%	(27.7)%

Effective tax rate	(6.6)%	40.1%

As of December 31, 2016 and 2017, the tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are as follows:

(in thousands)	December 31, 2016	December 31, 2017
Deferred tax assets:
Net operating losses	$41,225	$27,046
Tax credits	4,057	12,110
Stock-based compensation	16,524	11,372
Accrued compensation and related expenses	4,008	1,843
Financing obligation- leased facility	32,317	24,122
Other	2,301	1,462

Total deferred tax assets:	100,432	77,955
Valuation allowance	(50,589)	(34,664)

Total deferred tax assets, net of valuation allowance:	49,843	43,291

Deferred tax liabilities:
Depreciation and amortization	(49,544)	(30,708)
Goodwill	(20,557)	(16,017)

Total deferred tax liabilities:	(70,101)	(46,725)

Total net deferred tax liabilities:	$(20,258)	$(3,434)

As of December 31, 2017, the Company had federal and state net operating losses of $102.4 million and $48.1 million, respectively. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2018.

As of December 31, 2017, the Company had federal research and development credits of $5.9 million which will begin to expire in 2032; state research and development credits of $5.8 million which will carryforward indefinitely; and foreign research and development credits of $0.5 million which will begin to expire in 2026.

Assessing the realizability of the Company’s deferred tax assets is dependent upon several factors, including the likelihood and amount, if any, of future taxable income in relevant jurisdictions during the periods in which those temporary differences become deductible. The Company has evaluated the criteria for realization of deferred tax assets and, as a result, has determined that certain deferred tax assets are not realizable on a more likely than not basis. Accordingly, the Company recorded a valuation allowance of $36.5 million as of December 31, 2017. The valuation allowance increased by $27.5 million during 2016 and decreased by $14.5 million during 2017.

Internal Revenue Code Section 382 and similar state provisions limit the use of net operating losses and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has a change of ownership, utilization of net operating losses and tax credit carryforwards may be limited. Certain acquired net operating losses and tax credits are subject to limitations. Net operating losses and tax credits have been reduced to reflect the amounts that can be utilized to reduce taxes payable in the future.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law making significant changes to the U.S. Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21%, effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings and the creation of a global intangible low-taxed income inclusion (“GILTI”).

On December 22, 2017, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 118 (“SAB 118”) to address the application of GAAP in situations when a company does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects resulting from the Tax Act. As of December 31, 2017, the Company had not yet completed its accounting for the tax effects of the Tax Act. Accordingly, pursuant to SAB 118, the Company’s income tax provision for 2017 is based in part on its best estimate of the effects of the transition tax and existing deferred tax balances based upon its understanding of the Tax Act and other guidance available as of the December 31, 2017. For amounts that the Company was able to reasonably estimate, the Company recognized a provisional remeasurement of certain deferred tax assets and liabilities based on tax rates at which they are expected to reverse in the future of $21.4 million, which was offset by a valuation allowance. The Company also recognized a provisional benefit related to a valuation allowance release of $11.8 million due to tax reform changes in the treatment of indefinite-lived attributes. The provisional amount related to the one-time transition tax on the mandatory deemed repatriation of foreign earnings was $1.8 million, which was fully offset with available net operating loss carryforwards.

The Tax Act subjects a US shareholder to tax on GILTI earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. Given the complexity of the GILTI provisions, the Company is still evaluating the effects of the GILTI provisions and have not yet determined its accounting policy. At December 31, 2017, because the Company is still evaluating the GILTI provisions and its analysis of future taxable income that is subject to GILTI, the Company is unable to make a reasonable estimate and has not reflected any adjustments related to GILTI in its financial statements.

U.S. income and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries have not been provided as there is currently not a material amount of undistributed earnings for certain foreign subsidiaries. As a result, the financial statement implications of ASC 740-30 are immaterial but given the standard requires management to assert its intentions on foreign earnings, management intends to repatriate foreign earnings that have been taxed in the U.S. to the extent that the foreign earnings are not restricted by local laws, accounting rules, or there are substantial incremental costs associated with repatriating the foreign earnings.

The Company recorded cumulative unrecognized tax benefits pursuant to ASC 740-30 in the amount of $4.3 million and $1.5 million during 2016 and 2017, respectively.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes. Amounts accrued for interest and penalties were not significant as of or during 2016 and 2017, respectively. In 2017, the IRS concluded its audit of the Company’s 2014 tax returns. Upon closing of the 2014 audit, the Company assessed the impact on unrecognized tax positions for all open years and recorded any necessary adjustments.

Changes in balances during 2016 and 2017 and ending balances as of December 31, 2016 and 2017 in gross unrecognized tax benefits were as follows:

(in thousands)	December 31, 2016	December 31, 2017
Beginning balances	$2,757	$4,273
Increases related to tax positions taken during a prior year	1	2
Increases related to tax positions taken during the current year	1,515	288
Decreases related to tax positions taken during a prior year	—	(2,785)
Decreases related to tax settlements with taxing authorities	—	(292)

Ending balances	$4,273	$1,486

The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files income tax returns in the U.S. federal, state, and certain foreign jurisdictions. The Company’s U.S federal income tax return years 2015 through 2017 remain open to examination. The Company’s respective state and foreign income tax return years 2012 to 2017 remain open to examination. There are no income tax audits currently in progress.

10. Geographical Information

Revenue by geography is generally based on the billing address of the customer. For purposes of its geographic revenue disclosure, the Company defines a customer as an organization. An organization may consist of an individual paying user, multiple paying users within an organization or the organization itself. The following table sets forth the percentage of revenue by geographic area:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
United States	64%	65%	65%	64%
Rest of world	36%	35%	35%	36%

No other country outside of the United States comprised 10% or greater of the Company’s revenue for each of the years ended December 31, 2016 and 2017, and the six months ended June 30, 2017 and 2018, respectively.

As of December 31, 2016 and 2017, the following table summarizes the percentage of the Company’s long-lived assets by geographic area:

	Property and equipment, net		Intangible assets, net
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
United States	98%	99%	82%	82%
Ireland	*	*	18%	18%
Rest of world	2%	1%	— %	— %

*	less than 1%

11. Debt

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited) the carrying values of debt were as follows:

			December 31, 2016
	Issuance date	Maturity date	Amount (in thousands)	Effective Interest Rate
2013 Credit Agreement, as modified	February 2013	February 2019	$297,381	6.25%
Revolving credit facilities, as modified	February 2013	April 2022	25,000	4.50%—5.77%

Total debt			$322,381

Less: Unamortized issuance discount and issuance costs, net			3,081
Less: Current portion of debt, net			1,180

Long term debt, net			$318,120

			December 31, 2017
	Issuance date	Maturity date	Amount (in thousands)	Effective Interest Rate
Revolving credit facilities, as modified	February 2013	April 2022	$25,000	5.36%—5.46%
2017 Refinancing Facility Agreement	April 2017	April 2024	298,500	5.66%—5.84%

Total debt			$323,500

Less: Unamortized issuance discount and issuance costs, net			5,179
Less: Current portion of debt, net			2,032

Long term debt, net			$316,289

			June 30, 2018
	Issuance date	Maturity date	Amount (in thousands)	Effective Interest Rate
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revolving credit facilities, as modified	February 2013	April 2022	$25,000	5.54%—6.51%
2017 Refinancing Facility Agreement	April 2017	April 2024	297,000	6.20%—6.81%

Total debt			$322,000

Less: Unamortized issuance discount and issuance costs, net			4,696
Less: Current portion of debt, net			2,032

Long term debt, net			$315,272

In February 2013, the Company entered into a Credit Agreement (“2013 Credit Facility”) which was subsequently amended at various dates primarily to revise certain financial covenants and ratios, permit certain transactions, increase the facility, or extend the maturity date. As modified, the 2013 Credit Facility comprised a $315 million term loan and $75 million revolving credit facility.

In April 2017, the Company entered into a Refinancing Facility Agreement (“2017 Credit Facility”), comprising a $300 million Term Loan and $75 million revolving credit facility. Upon execution of the 2017 Credit Agreement, the term loan under the 2013 Credit Facility was substantially modified and partially extinguished (and the Company recognized a $0.2 million loss on extinguishment). Loans under the 2017 Credit Facility accrue interest based upon, at the Company’s option, either at a base interest rate or a reserve adjusted LIBOR rate, in each case plus an applicable margin. The applicable margin for the Term Loan is 3.50% in the case of a base rate loan and 4.50% in the case of a LIBOR loan, and the applicable margin for the revolving loan is 3.00% in the case of a base rate loan and 4.00% in the case of a LIBOR loan. Periodic principal payments on the Term Loan are due quarterly at an amount equal to 0.25% of the aggregate amount of all Term Loans outstanding. The remaining principal amounts on the Term Loan are due on April 13, 2024. The principal amount on the revolving credit facility is due and all revolver commitments terminate on April 13, 2022.

The Company records debt discounts and issuance costs as a reduction to the current and long-term portions of the debt in the consolidated balance sheets. The Company amortizes these costs using the straight-line method which approximates the effective interest rate method over the life of the loan. The amounts amortized are included in interest expense in the accompanying consolidated statements of operations.

As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), respectively, the Company had the intent and ability to repay the $25.0 million balance drawn from the revolving credit facility beyond one year from the balance sheet dates and as such, has classified the entire balance within long-term debt as of those dates. As of both December 31, 2017 and June 30, 2018, the Company had $42.2 million of borrowing availability under the revolving credit facility portion of our 2017 Credit Facility.

The Company’s obligations under the 2017 Credit Facility are guaranteed by certain of its subsidiaries and secured by liens on substantially all of the assets of the Company and such subsidiaries. The 2017 Credit Facility contains financial, affirmative and negative covenants that, if violated, may require the Company to pay down the loans earlier than the stated maturity dates with higher interest rates. As of December 31, 2016 and 2017, and June 30, 2018 (unaudited), the Company was compliant with all of its debt covenant requirements in the 2017 Credit Facility. The Company believes that it will continue to comply with the terms of the loan agreements through the stated maturity dates. However, if the Company’s projections do not materialize, the Company may require additional equity or debt financing. There can be no assurance that additional financing, if required, will be available on terms satisfactory to the Company.

Principal and interest payments are due quarterly. As of December 31, 2017, future minimum payment obligations of principal amounts due under the 2017 Credit Facility by fiscal year were as follows, (in thousands):

2018	$3,000
2019	3,000
2020	3,000
2021	3,000
2022	28,000
Thereafter	283,500

Total principal outstanding	$323,500

Principal and interest payments are due quarterly. As of June 30, 2018 (unaudited), future minimum payment obligations of principal amounts due under the 2017 Credit Facility by fiscal year were as follows, (in thousands):

Remainder of 2018	$1,500
2019	3,000
2020	3,000
2021	3,000
2022	28,000
2023	3,000
Thereafter	280,500

Total principal outstanding	$322,000

12. Net Loss Per Share

Basic earnings per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net loss for the period by the weighted-average number of common shares outstanding during the period which includes potential dilutive common shares assuming the dilutive effect of outstanding stock options, restricted stock units (including those that are performance-based) and restricted stock awards calculated using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except per share amounts)	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(76,350)	$(24,010)	$(19,097)	$(27,180)
Denominator:
Weighted-average shares outstanding—basic and diluted	98,539	100,244	99,787	101,419

Net loss per common share—basic and diluted:	$(0.77)	$(0.24)	$(0.19)	$(0.27)

The Company was in a loss position for the periods presented. Accordingly, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Prior to application of the treasury stock method, 21.5 million, 23.1 million, 23.3 million and 27.5 million share equivalents (comprising stock options, restricted stock units (including those that are performance-based) and restricted stock awards) were excluded from the calculations of diluted net loss per share for the years ended December 31, 2016 and 2017 and the six months ended June 30, 2017 and 2018 (unaudited), respectively.

The following table presents the calculation of pro forma basic and diluted net loss per share:

(in thousands, except per share amounts)	Year Ended December 31, 2017	Six Months Ended June 30, 2018
	(unaudited)
Numerator:
Net loss(1)	$(24,010)	$(27,180)

Denominator:
Weighted-average shares outstanding—basic and diluted	100,244	101,419
Pro forma adjustment to reflect assumed vesting of performance-based restricted stock units	882	1,845

Weighted-average pro forma shares outstanding—basic and diluted	101,126	103,264

Pro forma net loss per common share—basic and diluted:	$(0.24)	$(0.26)

(1)

Excludes stock-based compensation expense related to performance-based restricted stock units as the performance condition contained in such awards had not occurred as of December 31, 2017 or June 30, 2018 (unaudited).

13. Restructuring Costs

November 2017 Restructuring Plan

In November 2017, the Company implemented a restructuring plan (“November 2017 Plan”) to reduce its sales and marketing headcount and centralize its sales function in its San Mateo, CA headquarters. The total restructuring costs associated with the November 2017 Plan was $1.7 million and was primarily lease termination costs and employee severance, substantially all of which was recognized during the fourth quarter of 2017.

November 2016 Restructuring Plan

In November 2016, the Company implemented a restructuring plan (“November 2016 Plan”) to wind down the operations of the Renzu business which was acquired in May 2015 (see Note 6 for additional discussion). The total estimated restructuring costs associated with the November 2016 Plan was approximately $1.5 million and was primarily employee severance. Additionally, as a result of the wind down of the operations of Renzu, the Company concluded that the acquired goodwill and intangibles of Renzu had no future economic benefit and the related derecognition costs of $15.9 million were also classified as a restructuring related cost (see Note 6 for additional discussion). Substantially all of the costs related to the November 2016 Restructuring Plan were recognized during the fourth quarter of 2016.

March 2016 Restructuring Plan

In March 2016, the Company implemented a restructuring plan (“March 2016 Plan”) to reduce its sales and marketing headcount and close several of its international locations, which was primarily related to the Company’s decision to generally cease offering the non-self-serve portion of its SurveyMonkey Audience solution. The total estimated restructuring costs associated with the March 2016 Plan was approximately $7.9 million and was primarily employee severance, substantially all of which was recognized during 2016.

The restructuring plans were subject to applicable laws and consultation processes, as a part of the Company’s strategic plan to focus on its core product and improve efficiencies. In connection with these actions, the Company incurred the following pre-tax costs:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2016	2017	2017	2018
			(unaudited)
Employee severance	$5,834	$498	$145	$33
Contract termination and other costs	1,453	1,287	—	—
Stock based compensation	2,074	—	—	—
Derecognition of goodwill and intangibles assets	15,895	—	—	—

Total restructuring costs	$25,256	$1,785	$145	$33

The balances as of December 31, 2016 and 2017, and June 30, 2018 (unaudited), included $0.1 million, $1.0 million and $0.6 million, respectively, recorded in accrued expenses and other current liabilities and $0.2 million, $0.4 million and $0.2 million, respectively, recorded in other non-current liabilities. As of December 31, 2017 and June 30, 2018 (unaudited), the majority of the amounts accrued pertain to non-cancellable lease costs, which will be paid through 2020.

14. Subsequent Events

The Company has evaluated the effects of subsequent events through June 15, 2018, the date that the report of independent registered public accounting firm as of and for the year ended December 31, 2017 was originally issued and the audited annual consolidated financial statements were available for issuance.

Additional earn-out payment received from sale of a private company investment

As discussed in Note 2 above, in February 2018, the Company received the first installment of an earn-out payment from the sale of a private company investment which was recognized as a gain on sale of assets during the first quarter of 2018.

Increase of share reserves under the 2011 Plan

As discussed in Note 7 above, on February 26, 2018, the Company’s stockholders, upon the recommendation of the Board, approved an increase in the number of authorized shares of stock that may be issued under the 2011 Plan by 5,000,000 shares to 53,521,344 shares of common stock.

2018 Stock-Based Awards Activity

On March 5, 2018 and May 26, 2018, the Company granted 3,340,106 and 538,566 stock options, respectively, and 2,451,885 and 369,924 restricted stock units (including performance-based restricted stock units), respectively, to its employees, substantially all of which were issued as a part of the Company’s annual stock-based award process. The stock options and restricted stock units (including performance-based restricted stock units) granted during 2018 have vesting restrictions, valuations and contractual lives of a similar nature to those described in Note 7 above. The 2018 stock option and restricted stock unit (including performance-based restricted stock unit) grants result in gross stock-based compensation of $60.6 million.

15. Subsequent Events (unaudited)

For its unaudited interim consolidated financial statements as of June 30, 2018 and the six-month period then ended, the Company has evaluated the effects of subsequent events through September 13, 2018, the date these unaudited interim consolidated financial statements were available to be issued.

2018 Stock-Based Awards Activity

On August 29, 2018, the Company approved the grant of 1,390,753 stock options and 661,771 restricted stock units (including performance-based restricted stock units) to its employees. The stock options and restricted stock units (including performance-based restricted stock units) granted have vesting restrictions, valuations and contractual lives of a similar nature to those described in Note 7 above. The stock option and restricted stock unit (including performance-based restricted stock unit) grants result in gross stock-based compensation of $19.9 million.

Amendment to Certificate of Incorporation

On August 29, 2018, the Company’s Board of Directors approved the Fourth Amended and Restated Certificate of Incorporation which authorizes the issuance of up to 900,000,000 shares, consisting of 800,000,000 shares of Common Stock at par value of $0.00001 per share and 100,000,000 shares of Preferred Stock at par value $0.00001 per share. The Fourth Amended and Restated Certificate of Incorporation is subject to stockholder approval and such amendments will become effective upon completion of this offering.

Concurrent Private Placement

In September 2018, the Company entered into a purchase agreement with Salesforce Ventures LLC, an existing stockholder, to purchase $40.0 million of the Company’s common stock in a private placement at a price per share equal to the initial public offering price. This purchase of shares of the Company’s common stock will occur immediately subsequent to the closing of the IPO.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$21,262
FINRA filing fee	26,117
Exchange listing fee	225,000
Printing and engraving	450,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	2,300,000
Transfer agent and registrar fees	5,000
Miscellaneous	3,472,621

Total	$8,000,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2015, we have issued the following unregistered securities:

Option, RSU and Common Stock Issuances

From January 1, 2015 to September 6, 2018, we granted to our directors, officers, employees (including awards assumed through acquisitions), consultants and other service providers options to purchase an aggregate of 25,373,694 shares of our common stock under our 2011 Equity Incentive Plan at exercise prices ranging from $0.79 to $42.33 per share.

From January 1, 2015, to September 6, 2018, we granted to our directors, officers, employees (including awards assumed through acquisitions), consultants and other service providers an aggregate of 21,819,439 RSUs to be settled in shares of our common stock under our 2011 Equity Incentive Plan.

From January 1, 2015 through September 6, 2018, we issued and sold to our officers, directors, employees (including awards assumed through acquisitions), consultants and other service providers an aggregate of 211,958 shares of our common stock upon the exercise of options under our 2011 Equity Incentive Plan at exercise prices ranging from $0.79 to $16.03 per share, for a weighted-average exercise price of $5.46 per share.

Shares Issued Pursuant to Acquisitions

From January 1, 2015 to September 6, 2018, we issued an aggregate of 2,292,626 shares of our common stock and 930,086 restricted stock awards in connection with our acquisitions of certain companies and as consideration to individuals and entities who were former service providers and/or stockholders of such companies.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1#	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2#	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.3#	Second Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4#	Form of Third Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Form of common stock certificate of the Registrant.

4.2#	Fourth Amended and Restated Registration Rights Agreement by and among the Registrant and certain holders of its capital stock, dated as of November 25, 2014.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+#	Form of Indemnification Agreement between the Registrant or SurveyMonkey Inc. and each of its directors and officers.

10.2+#	SVMK Inc. 2018 Equity Incentive Plan and related form agreements.

10.3+	SVMK Inc. 2018 Employee Stock Purchase Plan and related form agreements.

10.4+‡#	SurveyMonkey Inc. 2018 Executive Bonus Compensation Plan.

10.5+‡#	SurveyMonkey Inc. 2018 Sales Incentive Plan.

10.6+#	SurveyMonkey Inc. 2017 Executive Bonus Compensation Plan.

10.7+#	SurveyMonkey Inc. 2017 Sales Incentive Plan.

10.8+#	SVMK Inc. 2011 Equity Incentive Plan, as amended, and related form agreements.

10.9+	Confirmatory Employment Letter between the Registrant and Alexander J. Lurie, dated as of September 10, 2018.

10.10+	Confirmatory Employment Letter between the Registrant and Lora D. Blum, dated as of September 10, 2018.

10.11+	Confirmatory Employment Letter between the Registrant and Rebecca Cantieri, dated as of September 10, 2018.

10.12+	Confirmatory Employment Letter between the Registrant and Thomas E. Hale, dated as of September 10, 2018.

10.13+	Confirmatory Employment Letter between the Registrant and Timothy J. Maly, dated as of September 10, 2018.

10.14+	Confirmatory Employment Letter between the Registrant and John S. Schoenstein, dated as of September 10, 2018.

10.15+#	Offer Letter between the Registrant and Susan L. Decker, dated as of October 9, 2017.

10.16+#	Offer Letter between the Registrant and Erika H. James, dated as of July 11, 2018.

10.17+#	Offer Letter between the Registrant and Brad D. Smith, dated as of May 4, 2017.

10.18+#	Offer Letter between the Registrant and Serena J. Williams, dated as of March 21, 2017.

Exhibit Number	Description

10.19+	Form of Change in Control and Severance Agreement between the Registrant and each of its officers.

10.20+#	SVMK Inc. Outside Director Compensation Policy.

10.21+#	SVMK Inc. Executive Incentive Compensation Plan.

10.22#	Bay Meadows Station Lease Agreement between SurveyMonkey Inc. and Bay Meadows Station 4 Investors, LLC, dated as of July 31, 2015.

10.23#	Credit Agreement by and among SurveyMonkey.com, LLC, SurveyMonkey Inc., the lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of February 7, 2013, as amended.

10.24#	Refinancing Facility Agreement by and among SurveyMonkey Inc., the Registrant, the lender parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of April 13, 2017.

10.25	Common Stock Purchase Agreement by and between the Registrant and Salesforce Ventures LLC, dated as of September 7, 2018.

21.1#	List of subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1#	Power of Attorney (see the signature page to the original filing of this Registration Statement on Form S-1).

#	Previously filed.
+	Indicates management contract or compensatory plan.
‡	Portions omitted, or to be omitted, pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, California, on the 13th day of September, 2018.

SVMK INC.

By:	/s/ Alexander J. Lurie
Alexander J. Lurie
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander J. Lurie ALEXANDER J. LURIE	Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2018

/s/ Timothy J. Maly TIMOTHY J. MALY	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	September 13, 2018

/s/ Dharti Patel DHARTI PATEL	Chief Accounting Officer and Controller (Principal Accounting Officer)	September 13, 2018

* DAVID A. EBERSMAN	Chair of the Board of Directors	September 13, 2018

* SUSAN L. DECKER	Director	September 13, 2018

* DANA L. EVAN	Director	September 13, 2018

* RYAN FINLEY	Director	September 13, 2018

* ERIKA H. JAMES	Director	September 13, 2018

* SHERYL K. SANDBERG	Director	September 13, 2018

* BRAD D. SMITH	Director	September 13, 2018

* BENJAMIN C. SPERO	Director	September 13, 2018

* SERENA J. WILLIAMS	Director	September 13, 2018

*By:	/s/ Alexander J. Lurie
Alexander J. Lurie Attorney-in-Fact